

**This is Enterprise AI.**

Solving the previously unsolvable.

2023

# Annual Report


**Letter from our Chief Executive Officer**

**The Evolution of C3 AI**


Dear C3 AI Shareholder,

Like many of the world's leading technology companies, C3 AI has changed and expanded its branding and product portfolios to achieve market leadership.

When we founded C3 AI, we believed the market for elastic cloud computing, IoT, big data, and predictive analytics software was destined to be large. That proved true.

However, in 2009 the market was nascent, and the specific applications and markets were unknown.

In 2008, the global public cloud market was less than $20 billion; in 2023 it is expected to approach $500 billion.[1] In 2008, there were less than 1 billion IoT devices worldwide[2]; in 2023, that number is expected to exceed 55 billion[3]. In 2008, the AI software market – as we think about it today – did not exist. This year it is expected to exceed $450 billion[4]. And now with Generative AI, this market alone may reach $1.3 trillion by 2032[5]. We believe that by any standards that constitutes explosive growth.

When we consider mega-market developments like the internet, the smartphone, and AI, it is impossible to anticipate a priori exactly how these markets will develop. With the advent of the Mosaic internet browser in 1993, who could have anticipated Amazon and Google? With the founding of Apple Computer Company in 1976, who could have anticipated the iPhone? The Apple Store? Apple TV? iTunes? These mega-markets develop in unanticipated ways.

We believe that Enterprise AI is a mega-market event. As this market has developed, C3 AI has continually expanded its market offerings and continually expanded its market position to address the ever-expanding opportunity.

**C3: 2009 - 2012**

We founded C3 in January of 2009 and developed some of the core components of what is now the C3 AI Platform within the first year. You may recall there was much discussion and interest in the 2008-2011 timeframe about clean tech, energy management, LEED certification, cap and trade vs carbon offsets, etc., and as a result we decided to focus our first use case on energy management. That proved to be a good decision.

In 2010, we released our first product, C3 Energy Management.

In 2010 – 2012, we closed several large agreements with a large global industrial company, one of the world's largest chemical companies, two large utilities, and one of the world's largest high-tech companies.

**C3 Energy: 2013-2015**

In 2012, C3 engaged McKinsey & Co. to conduct a study and make recommendations for maximizing growth including optimal company positioning and an associated pricing and product strategy. In the 2000-2020 timeframe, utility companies globally were in the process of spending $2 trillion to upgrade their grid infrastructures with IoT devices, enabling the advent of the smart grid. Utilities were early adopters of IoT.

The McKinsey analysis recommended that there was a significant opportunity for C3 to expand its business by applying its energy management and energy efficiency solutions to utilities at grid scale, in addition to selling to enterprises.

---

[1] https://www.forrester.com/report/the-public-cloud-market-outlook-2022-to-2026/RES178311
[2] https://www.statista.com/statistics/764026/number-of-iot-devices-in-use-worldwide/
[3] https://www.idc.com/getdoc.jsp?containerId=US49631322
[4] https://www.idc.com/getdoc.jsp?containerId=US49571222
[5] https://www.bloomberg.com/company/press/generative-ai-to-become-a-1-3-trillion-market-by-2032-research-finds/

Adopting the McKinsey recommendations, C3 expanded its market position, rebranded as C3 Energy, and in addition to its prior solutions, C3 Energy offered a family of predictive analytics solutions – then reliant on emerging AI techniques including machine learning, supervised learning, and unsupervised learning – to address the utility value chain of power generation, transmission, distribution, and consumption to optimize the operation of large and complex power grid infrastructures. The C3 Energy utility software products expanded to include C3 AMI Operations, C3 Revenue Protection, C3 Predictive Analytics, C3 Revenue Production, and C3 Reliability.

Many customers also licensed our core C3 Platform that they used to develop their own predictive analytics application and/or to develop derivative works of the C3 Energy applications.

It was during this period that the company formed its data science division to develop and apply AI techniques to our applications including machine learning, predictive analytics, supervised learning, and unsupervised learning capabilities.

The company began to offer its products to the oil and gas industry including its AI Predictive Maintenance application for oil pumps, offshore oil rigs, LNG production facilities, etc. The company continued to offer its products for energy management and energy efficiency to utilities based upon per customer pricing and to enterprises based upon expected value pricing.

This expansion into energy markets proved successful as C3 AI booked approximately $83 million in contracts and recognized $63.9 million in revenue during this period.

**C3 IoT: 2016 – 2018**

By 2016 we were seeing significant expansion in the cloud computing market and the proliferation of IoT sensors was expanding dramatically across many industries. We were increasingly approached by manufacturing companies, financial service companies, oil and gas companies, and the U.S. Department of Defense to deploy the same types of AI applications that we had successfully deployed in other enterprises including AI predictive maintenance, AI fraud detection, AI Inventory Optimization, and C3 Energy Management.

At that time, the common expression for these types of applications was "IoT", and we appropriately rebranded the company as C3 IoT to communicate to the market that we were again expanding our market offerings from primarily one vertical market (energy) to a broadening range of markets.

In response to this increased demand, the company tailored its core applications to meet the needs of those industries. As such, in addition to the C3 Platform, we offered market-specific versions of our AI predictive maintenance, inventory optimization, energy management applications, etc., for each of the utility, oil and gas, defense, and financial services industries.

This market and product line expansion again proved successful as the company booked $203 million in contracts and recognized $120.4 million in revenue from 2016-2018.

**C3 AI: 2019 – Present**

As the market for cloud computing, big data, IoT, and predictive analytics continued to expand, the market perception of IoT – as expressed in the literature, technical conferences, the academy, and in customer expectations – changed. While IoT had previously been considered at the confluence of the sensor devices and the AI applications, it was clear that IoT was becoming a concept increasingly centered on devices – the IoT sensors themselves --with the AI applications considered a separate category. As this developed, the C3 IoT brand became confusing to the market, as many customers had the preconception that the company was primarily in the business of manufacturing IoT sensor and devices.

To eliminate this market confusion, we rebranded the company C3 AI, clearly communicating that we were in the computer software business.

In addition to the products and services that the company offered since its inception, C3 AI again expanded its product offerings to include to date over 40 AI production applications for the utility, oil & gas, financial services, manufacturing, health, communications industries, and U.S. defense and intelligence sectors. Across industries, we introduced a number of AI application products that serve all vertical markets including Ex Machina, to address the needs of the growing citizen data science market, C3 AI CRM, C3 AI Data Vision, and C3 AI ESG.

Again, this market expansion proved successful, enabling C3 AI to book over $1.2 billion in additional contracts and recognize $951.1 million in revenue from 2019-2023.

**2023: Generative AI Changes Everything**

Subsequent to the general introduction of ChatGPT and Generative AI in November of 2022, the market interest in applying AI to business processes appears to be expanding exponentially. We do not believe that it is an overstatement to say that there is no CEO, no senior business manager, no institutional investor, and no government or military leader who has not given thought to AI today – this very day – to take advantage of AI to improve business results.

The market has very much come our way. As the market interest in AI accelerates, we believe C3 AI is extraordinarily well positioned offering the C3 AI Platform that allows customers in all industries to realize their enterprise AI visions -- in addition to over 40 turn-key production AI applications that customers can install today to address predictive maintenance, supply chain optimization, fraud detection, demand chain optimization, contested logistics, production optimization, AI CRM, AI ESG, and enterprise search – plus industry-specific versions of these solutions that meet the needs of defense, intelligence, manufacturing, financial services, pharmaceuticals, oil and gas, utilities, chemicals, agribusiness, lumber and paper products, and others.

There is exactly one company that offers an AI Platform and over 40 turnkey AI enterprise industry-specific applications in 2023, and that company is C3 AI.

Generative AI explodes the market opportunity. We believe the possibilities are almost endless and the power of LLMs will increase dramatically as the industry spends billions of dollars per year advancing GPT technology.

There is no organization that is not wrestling with how to take advantage of AI. The killer application is to use Generative AI to transform the human computer interaction models of enterprise applications. With Generative AI, the complex mishmash of tabs, drop-downs, and arcane commands is replaced by a simple search bar. Ask a question…get the answer.

We believe the most common Generative AI use case will be enterprise search -- instead of attempting to wrestle answers from scores of enterprise applications like ERP, CRM, HR, manufacturing automation, customer service, supply chain -- LLMs (actually small language models) applied to the enterprise will allow a single search bar to access all enterprise applications and immediately return the appropriate answer. A truly unified enterprise search model.

But enterprises are finding that there are a number of disqualifying attributes of the LLM solutions currently being proposed by hyperscalers, consultants, and others: 1) LLM answers are frequently random; 2) LLM answers are not traceable to ground truth; 3) LLM-caused data exfiltration exposes serious data security risks; 4) Enterprise data access controls go unenforced; 5) LLM hallucination makes it impossible to tell when an answer is fact or fiction; and 6) LLM-specific solutions prevent enterprises from taking advantage of the rapid innovation in LLM development.

C3 Generative AI is designed to address the disqualifying hobgoblins of other LLM solutions offering: 1) deterministic answers; 2) answers that can be traceable to ground truth; 3) significantly reduced risk of LLM-caused data exfiltration; 4) enterprise data access controls that can be fully enforced; 5) significantly reduced risk of hallucination; 6) C3 Generative AI is LLM-agnostic – allowing enterprises to take advantage of the rapidly evolving developments in improved LLM solutions as they become available.

We introduced C3 Generative AI in January 2023 and it appears that the addressable market for Generative AI is larger than the sum of the global AI market that we addressed at the end of 2022.

It is difficult to overestimate the reception that we are receiving to our Generative AI solution. The market interest levels are intense, the sales cycles are short, the benefits are immediate, and the expansion opportunities within the enterprise are vast.

C3 AI was well ahead of its time in predicting the scale of the opportunity in enterprise AI applications. We began when the market was nascent, and as the market has developed and expanded, we have expanded our branding and our market offerings to meet market expectations.

While we believed that this market would be quite large, no one could have anticipated the size and growth rate of the AI market that we now address.

C3 AI has spent the past 14 years preparing for this opportunity. The technology foundation is tried, tested, and proven. A strong portfolio of applications is in place. We have a pricing and distribution model that meets the needs of the market. We have a quality brand and a long list of satisfied customers. We are armed with a battalion of talented, professional employees deployed worldwide. Our partner ecosystem with Google, AWS, Azure, Booz Allen, Baker Hughes and others is well developed and expanding. The company is well capitalized with a seasoned leadership team.


The future looks bright.


Thomas M. Siebel
Chairman and CEO

**Use of Forward-Looking Statements**

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this document other than statements of historical facts, including our market leadership position, our expectations for our market, our operations, results of operations, including bookings, financial outlook, the promise of AI, Generative AI and related use cases, our business strategies, plans, objectives and timelines for future operations and other matters that are based on current expectations, estimates, assumptions and projections, and anticipated or expected benefits from our partnerships and customer relationships are forward-looking statements. The words "believe," "continue," "expect," "will" and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks and uncertainties. Some of these risks are described in greater detail in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended April 30, 2023 and our Quarterly Reports on Form 10-Q, and other filings and reports we make with the Securities and Exchange Commission from time to time, although new and unanticipated risks may arise. The future events and trends discussed in this document may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, we do not undertake to update any of these forward-looking statements after the date of this document to conform these statements to actual results or revised expectations.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended April 30, 2023**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

**Commission File Number: 001-39744**

# C3.ai, Inc.
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware** | **26-3999357** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **1400 Seaport Blvd** | |
| **Redwood City,  CA** | **94063** |
| (Address of principal executive offices) | (Zip code) |

**Registrant's telephone number, including area code: (650) 503-2200**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| **Class A Common Stock, par value $0.001 per share** | **AI** | **New York Stock Exchange** |

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes ☐    No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant on October 31, 2022 (the last business day of the registrant's fiscal second quarter), based on the closing price of $13.11 for shares of the registrant's Class A common stock as reported by the New York Stock Exchange, was approximately $886.7 million.

As of June 15, 2023, the registrant had outstanding 112,113,226 shares of Class A common stock and 3,499,992 shares of Class B common stock.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's definitive proxy statement relating to its 2023 annual meeting of shareholders (the "2023 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2023 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended April 30, 2023.

**TABLE OF CONTENTS**

**SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS**

This Annual Report on Form 10-K contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations or financial condition, business strategy, plans and objectives of management for future operations, and the benefits and timing of the rollout of new technology, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will" or "would" or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

- our expectations regarding our revenue, expenses, and other operating results, including statements relating to the portion of our remaining performance obligations that we expect to be recognized as revenue in future periods;

- our ability to acquire new customers and successfully retain existing customers;

- our ability to increase usage of our C3 AI Software, which includes our C3 AI Platform, C3 AI Applications, C3 Generative AI Product Suite and C3 AI Ex Machina;

- our ability to achieve or sustain profitability;

- future investments in our business, our anticipated capital expenditures, and our estimates regarding our capital requirements;

- the costs and success of our sales and marketing efforts, and our ability to promote our brand;

- our growth strategies for our C3 AI Software;

- our expectations regarding our C3 AI Software;

- the estimated addressable market opportunity for our C3 AI Software;

- the expected timing of our product releases;

- our expectations regarding our pricing model;

- our expectations regarding customer count and customer engagement;

- our reliance on key personnel and our ability to identify, recruit, and retain skilled personnel;

- our ability to effectively manage our growth, including any international expansion;

- our ability to protect our intellectual property rights and any costs associated therewith;

- the effects of macroeconomic uncertainties and the coronavirus, or COVID-19, pandemic;

- our ability to compete effectively with existing competitors and new market entrants; and

- the growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled "Risk Factors" contained in Part I, Item 1A of this Annual Report on Form 10-K and those elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K. While we believe that such information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

## SELECTED RISKS AFFECTING OUR BUSINESS

Investing in our Class A common stock involves numerous risks, including the risks described in the section titled "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. Below is a summary of some of the risks and uncertainties as of the date of the filing of this Annual Report on Form 10-K, any one of which could materially adversely affect our business, financial condition, operating results, and prospects. You should read this summary together with the more detailed description of each risk factor contained below.

### Risks Related to Our Business and Our Industry

- We have a limited operating history, which makes it difficult to evaluate our prospects and future results of operations.

- Historically, a limited number of customers have accounted for a substantial portion of our revenue. If existing customers do not renew their contracts with us, or if our relationships with our largest customers are impaired or terminated, our revenue could decline, and our results of operations would be adversely impacted.

- Our business depends on our ability to attract new customers and on our existing customers purchasing additional subscriptions from us and renewing their existing subscriptions.

- We have a history of operating losses and may not achieve or sustain profitability in the future.

- We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations.

- Our sales cycles can be long and unpredictable, particularly with respect to large subscriptions, and our sales efforts require considerable time and expense.

- If the market for our C3 AI Software fails to grow as we expect, or if businesses fail to adopt our C3 AI Software, our business, operating results, and financial condition could be adversely affected.

- If we fail to respond to rapid technological changes, extend our C3 AI Software, or develop new features and functionality, our ability to remain competitive could be impaired.

- If we were to lose the services of our Chief Executive Officer, or CEO, or other members of our senior management team, we may not be able to execute our business strategy.

- Macroeconomic uncertainties and the COVID-19 pandemic have had, and could continue to have, an adverse impact on our business, our operations, and the markets and communities in which we, our partners, and users operate.

- We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies, self-regulatory schemes, standards and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

- If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.

- Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could adversely affect our financial results or financial condition.

**Risks Related to Our International Operations**

- We are continuing to expand our operations outside the United States, where we may be subject to increased business and economic risks that could harm our business.

- We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we are not in compliance with applicable laws.

**Risks Related to Taxes**

- Our results of operations may be harmed if we are required to collect sales or other related taxes for our subscriptions in jurisdictions where we have not historically done so.

**Risks Related to Our Intellectual Property**

- We are currently, and may be in the future, party to intellectual property rights claims and other litigation matters, which, if resolved adversely, could harm our business.

- Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

- Our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets.

- Our use of third-party open source software could negatively affect our ability to offer and sell subscriptions to our C3 AI Software and subject us to possible litigation.

**Risks Related to Ownership of Our Class A Common Stock**

- The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment.

- The dual class structure of our common stock has the effect of concentrating voting control with the holders of our Class B common stock, limiting your ability to influence corporate matters.

- Provisions in our constituent documents and Delaware law may prevent or frustrate attempts by our stockholders to change our management or hinder efforts to acquire a controlling interest in us, and the market price of our Class A common stock may be lower as a result.

**General Risks**

- If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

- Our business could be disrupted by catastrophic events.

**PART I**

**ITEM 1. BUSINESS**

**Overview**

C3 AI is the Enterprise AI application software company. C3 AI delivers a family of fully integrated products including the C3 AI Platform, an end-to-end platform for developing, deploying, and operating Enterprise AI applications, C3 AI Applications, a portfolio of industry-specific software-as-a-service, or SaaS, Enterprise AI applications that enable the digital transformation of organizations globally, and C3 Generative AI, a suite of large artificial intelligence, or AI, transformer models for enterprise.

The C3 AI Platform, C3 AI Applications, and our patented model-driven architecture, enable organizations to simplify and accelerate Enterprise AI application development, deployment, and administration. Our C3 AI Software platform also enables developers to rapidly build applications by using conceptual models of all the elements required by an Enterprise AI application instead of having to write complex, lengthy, structured programming code to define, control, and integrate the many requisite data and microservices components to work together. We significantly reduce the effort and complexity of the Enterprise AI software engineering problem.

The C3 Generative AI Product Suite provides enterprise users with a transformative user experience using a natural language interface to rapidly locate, retrieve, and present relevant data across the entire corpus of an enterprise's information systems. The C3 Generative AI Product Suite enables rapid access to information, analyses, and predictive analytics associated with and derived from enterprise and external systems while respecting access controls. The C3 Generative AI Product Suite is built natively into the C3 AI Platform and packaged with every C3 AI application.

C3 Generative AI is also available as a standalone capability deployable against customer datasets and software applications enabling customers to leverage large language models (LLMs) and pretrained generative transformers (GPTs) to transform enterprise search.

*Enterprise AI Software Solutions*

We have built a solution that enables our customers to rapidly develop, deploy, and operate large-scale Enterprise AI applications. Customers can deploy C3 AI Software on major public cloud infrastructures, private cloud or hybrid environments, or directly on their servers and processors. We provide our customers and partners with an antidote to AI vendor lock-in.

We offer four primary families of software solutions, which we collectively refer to as our C3 AI Software:

- *C3 AI Platform,* our core technology, is a comprehensive, end-to-end application development and runtime environment that is designed to allow our customers to rapidly design, develop, and deploy Enterprise AI applications of any type.

- *C3 AI Applications,* built using the C3 AI Platform, is a portfolio of pre-built, extensible, industry-specific and application-specific SaaS Enterprise AI applications that can be rapidly installed and deployed.

- *C3 Generative AI Product Suite*, our latest innovation, enables customers to leverage LLMs to rapidly locate, retrieve, and present information across disparate data stores, applications, and enterprise information systems.

- *C3 AI Ex Machina* is a no-code, machine learning, or ML, solution that empowers citizen data scientists with cloud-native, complete end-to-end capabilities, connecting to diverse data sources and types, and that enables business analysts to rapidly perform data science tasks such as building, configuring, training, and visualizing AI models.

*C3 AI Platform*

We believe the C3 AI Platform offers the only end-to-end platform-as-a-service that allows customers to rapidly design, develop, provision, and operate Enterprise AI applications at scale. Our customers can use the C3 AI Platform to build and operate their own custom Enterprise AI applications and to customize, operate, and manage C3 AI Applications.

The C3 AI Platform uses a unique model-driven architecture to accelerate delivery and reduce the complexities of developing Enterprise AI applications. The C3 AI model-driven architecture provides an "abstraction layer," that allows developers to build Enterprise AI applications by using conceptual models of all the elements an application requires, instead of writing lengthy code. This provides significant benefits, including:

*Scale AI Across the Business.* Customers can use AI applications and models that optimize processes for every product, asset, customer, or transaction across all regions and businesses;

*Deliver Results Faster.* Customers can deploy AI applications and see results in one to two quarters and rapidly roll out additional applications and new capabilities;

*Generate Meaningful Value.* Customers can unlock sustained value, up to hundreds of millions to billions of dollars per year, from reduced costs, increased revenue, and higher margins; and

*Govern AI with Confidence.* Customers can ensure systematic, enterprise-wide governance of AI with our unified platform that offers data lineage and model governance.

The C3 AI Platform enables us and our customers to develop Enterprise AI applications by using conceptual models of all the elements required by the application—e.g., data objects (customer, order, contract, etc.), computing resources (database, storage, messaging), data processing services (stream processing, batch processing, etc.), AI and ML services (model training, model pipeline management, etc.)—instead of having to write complex, lengthy code. This approach vastly reduces technical complexity for developers and the amount of code they need to write. The C3 AI Platform provides comprehensive capabilities to rapidly develop, deploy, and operate Enterprise AI applications at scale, including:

- *Data Integration and Management Services.* Services to readily ingest and aggregate massive volumes of diverse data from numerous internal and external sources and unify the data in a common and extensible data image.

- *AI Application Development and Operationalization Services.* Software services to explore data, build and train AI models, and operationalize AI models and applications at enterprise scale.

- *Operational and Security Services.* Cohesive core platform services (e.g., access control, data encryption, cybersecurity, time-series services, normalization, data privacy, etc.).

- *C3 AI Integrated Development Studio (C3 AI IDS).* A low-code/no-code visual toolkit for developing, deploying, and operating Enterprise AI applications.

### *C3 AI Applications*

C3 AI Applications is an expanding portfolio of turnkey and ready-to-use suite of Enterprise AI applications that address a range of high-value use cases. With C3 AI Applications, organizations can typically deploy enterprise-scale production AI applications in one to six months. Each of these applications is extensible and customizable to meet customer requirements.

C3 AI Reliability Suite

The C3 AI Reliability Suite drives enterprise asset performance, reduces downtime, and improves process efficiency. C3 AI customers use the C3 AI Reliability Suite to identify and predict asset performance risks, intervene before downtime occurs, and maximize asset performance.

The C3 AI Reliability Suite offers a flexible and scalable AI approach with better precision than alternatives. C3 AI's value proposition within reliability emphasizes its (1) complementary approach to existing asset management and data historian systems, (2) detailed asset hierarchy modeling, including asset templates and failure mode libraries, (3) flexible AI pipelines that leverage best-in-class ML frameworks with AI explainability, and (4) comprehensive user workflows to action AI recommendations, with bidirectional integrations to work management and operations systems.

Three discrete applications comprise the C3 AI Reliability Suite:

- *C3 AI Reliability* increases operations, process, and equipment uptime by anticipating equipment risks and failures.

- *C3 AI Process Optimization* improves production rate and product quality with AI-optimized process control parameters in complex batch, semi-batch, or process manufacturing.

- *C3 AI Production Optimization* enhances upstream oil and gas production, reduces operational expenses, and improves operational visibility.

<u>C3 AI Supply Chain Suite</u>

The C3 AI Supply Chain Suite significantly improves supply chain resiliency and efficiency with proactive risk mitigation and advanced optimization. C3 AI's value proposition in supply chain emphasizes its (1) strength in data unification for enterprise and external data to enable near-real-time global visibility of all goods, orders, and transportation, (2) detailed part-level tracking across the supply chain, (3) advanced AI to preemptively detect and mitigate risks, optimize processes, and avoid disruptions, and (4) fully complementary approach with enterprise resource planning, or ERP, systems (e.g., SAP ERP) and supply chain planning tools (e.g., SAP IBP, Logility).

Customers rely on the C3 AI Supply Chain Suite to rapidly improve business outcomes while providing flexibility in how they manage their entire supply chain software ecosystem. One large global manufacturing C3 AI customer uses C3 AI's production scheduling software to support facilities using mainframe systems, continuing to use the same C3 AI Software while the underlying systems are upgraded to SAP ERP, highlighting the versatility and future-proofing of the model-driven architecture.

Five discrete applications comprise the C3 AI Supply Chain Suite:

- C3 AI Supply Network Risk identifies emerging inbound and outbound risks across the network.

- C3 AI Inventory Optimization analyzes variability across demand, supply, and production and optimizes inventory levels of all goods to eliminate excess inventory.

- C3 AI Demand Forecasting provides AI-based demand segmentation and granular, precision demand forecasts by capturing all high-value demand signals from enterprise and external data sources.

- C3 AI Production Schedule Optimization improves production efficiency using a holistic view of demand, supply, manufacturing, and distribution.

- C3 AI Sourcing Optimization reduces sourcing costs by detecting pricing anomalies and proactively monitoring all sourcing activity, based on feedback and other information provided from our customers.

<u>C3 AI Sustainability Suite</u>

The C3 AI Sustainability Suite helps decrease greenhouse gas, or GHG, emissions, meet stakeholder and regulatory-specific environmental, social and governance, or ESG, expectations, and reduce energy costs, offering an alternative to existing reporting solutions and dramatically improving upon OEM-provided software (e.g., Siemens, Schneider) by using advanced AI and ML to reduce energy costs and GHG emissions.

Sustainability and energy management professionals struggle with three core challenges: (1) time-consuming, manual, and error-prone process to cobble together siloed data for ESG reporting, (2) an ever-evolving array of international reporting standards (e.g., CDP, GRI, SASB), and (3) forecasting ESG performance and managing goals (and individual projects) that are often outside of the ESG team's capabilities. C3 AI Sustainability Suite solves these challenges and provides workflows and AI recommendations that enable teams and business units to collaborate on data unification across source systems, auto report generation aligned with major frameworks, and ESG forecasting and performance management.

Two applications comprise the C3 AI Sustainability Suite:

- *C3 AI ESG* lets companies measure, monitor, report, and improve their ESG performance, including scope 1, 2, and 3 emissions data.

- *C3 AI Energy Management* helps operations teams achieve targets for energy cost, GHG emissions, water consumption, and waste reduction. The application models energy efficiency and emissions at every level of industrial processes from the individual equipment up to the facility as well as SKU-level product carbon footprints.

C3 AI Defense & Intelligence Suite

C3 AI Defense & Intelligence Suite helps maximize mission capabilities. C3 AI customers span the U.S. Department of Defense, or the DoD, (including branches such as the U.S. Air Force), the Missile Defense Agency, and the DoD's Chief Digital and Artificial Intelligence Office. C3 AI offers a core suite of products adaptable for each agency's needs.

C3 AI differentiates on scalability of AI/ML and user workflows to solve critical missions. C3 AI's defense & intelligence customers solve the following core needs with C3 AI: (1) rapid, multi-source data ingestion (e.g., structured, image, video, text), (2) efficient and scalable application of AI, ML, and deep learning techniques to provide novel insights, and (3) user-driven workflows that support investigative analyses, collaboration, and what-if scenario management.

Three core applications comprise the C3 AI Defense & Intelligence Suite:

- *C3 AI Readiness*, today configured across over 15 aircraft platforms, applies AI and advanced ML to help reduce unscheduled maintenance, pre-position spare parts, and increase mission capability.

- *C3 AI Intelligence Analysis* accelerates investigative timelines with encrypted, obfuscated, federated search on people and relationships leveraging near real time, configurable machine learning pipelines for entities and sentiments.

- *C3 AI Decision Advantage* improves domain awareness and force management by synthesizing multiple intelligence sources in near real-time and enabling commanders and other decision makers with AI insights.

C3 AI State and Local Government Suite

C3 AI State and Local Government Suite brings the power of Enterprise AI to state and local governments and law enforcement agencies, helping maximize tax revenues by providing highly precise property appraisals and enhancing public safety with AI-powered intelligence analysis.

For state, county and municipal law enforcement agencies:

- *C3 AI Law Enforcement* provides a single view for all relevant systems (e.g., jail records, license plate readers, record management, historical investigations), a natural language search interface to query for keywords across those sources, and an investigative visual graph network to explore connections, lowering the cost and time of criminal investigation.

For county property assessors and appraisers:

- *C3 AI Residential Property Appraisal* and *C3 AI Commercial Property Appraisal* provide data unification across numerous disparate systems and creates highly defensible property valuations, reducing the cost and time of real property appraisal.

C3 AI CRM Suite

C3 AI CRM adds to existing customer relationship management, or CRM, implementations with AI and delivers revenue-driving insights. C3 AI CRM does not replace existing CRM systems but significantly improves their utility. C3 AI CRM does not compete with core CRM systems (e.g., Salesforce); rather, it provides complementary AI-driven insights across revenue operations and intelligence and sales engagement. The application solves complex problems across bookings forecasting and opportunity scoring using differentiated capabilities to (1) integrate a comprehensive set of external data feeds (market data, news, firmographic information, etc.), (2) provide industry-specific data models, (3) apply best-in-class algorithms on each opportunity and stage, and (4) supports generative AI for enterprise search.

C3 AI Financial Services Suite

The C3 AI Financial Services Suite helps minimize compliance risks, improve balance attrition, increase customer satisfaction, reduce customer churn, identify fraud, and drive employee productivity with workflow-enabled AI applications. With flexible deployment options across public/private cloud or on-premise, its secure architecture, and open ML and AI framework, the C3 AI Financial Services Suite is uniquely positioned to drive significant business value for customers.

Three discrete applications comprise the C3 AI Financial Services Suite:

- *C3 AI Anti-Money Laundering* helps detect suspicious financial activity, identify fraudulent transactions, and flag bad actors with superior detection accuracy while reducing the false alerts for AML investigators.

- *C3 AI Smart Lending* drives productivity and customer satisfaction within the credit application and approval process, providing credit officers with contextualized insights that reduce processing timelines and increase approval precision.

- *C3 AI Cash Management* proactively monitors client treasury activity and preemptively predicts potential deposit churn to prevent balance attrition, helping increase customer retention and grow deposit balances.

### C3 Generative AI Product Suite

Generative AI models have attracted attention in recent months due to capability improvements published by OpenAI, Google, and academic researchers. These new breed of transformer-based models are proving valuable at parsing, understanding, and generating natural language and images. C3 AI is in a unique position to apply this technology to solve enterprise problems and has the foundation to operationalize large, deep learning models at scale. C3 AI Software can integrate, transfer-learn, operate, and manage, large, complex, transformer AI models. The C3 Generative AI Product Suite, our latest innovation, is an example of this.

The C3 Generative AI Product Suite enables increased access to information, analyses, and predictive analytics associated with and derived from a combination of enterprise and external information systems. This product suite combines the look, feel, and user interface of common search web interfaces with natural language understanding; generative AI models; retrieval AI models; reinforcement learning and a model-driven architecture (for the conceptual representation of enterprise and external data sets, optional data virtualization, and full enterprise access controls/security).

The first product of the C3 Generative AI Product Suite, Search, focuses on enterprise information retrieval. C3 Generative AI will soon be available in all C3 AI Applications; we are currently working with several beta customers. Customers will be able to use C3 Generative AI as a standalone product, applied to their existing data lakes, data warehouses, and enterprise applications.

### C3 AI Ex Machina

C3 AI Ex Machina is a no-code solution that provides secure, easy access to analysis-ready data, and enables business analysts without data science training to rapidly perform data science tasks such as building, configuring, and training AI models. C3 AI Ex Machina can be used as a standalone application—providing a modern, cloud-native, highly scalable replacement for last-generation tools—and with the C3 AI Platform, typically as the primary tool used by non-developer business analysts to build, train, and tune models on the C3 AI Platform. C3 AI Ex Machina is targeted at the 'citizen' data scientist. Customers can sign up online and immediately begin using the product, including paid subscriptions and an initial no cost offering.

**Lighthouse Customers**

Historically, our market-entry strategy has been to establish high-value customer engagements with large global early adopters, or lighthouse customers, in Europe, Asia, and the United States across a range of industries. These lighthouse customers served as proof points for other potential customers in their particular industries. We have established intimate strategic relationships with our customers, including a number of large multinational corporations and government entities. We commonly enter into enterprise-wide agreements with entities that include multiple operating units or divisions. The core of this strategy has been to rapidly deliver high-value outcomes at large scale, across multiple industries, including banking, manufacturing, defense, oil and gas, and utilities. We then use these use cases and outcomes to initiate discussions at numerous leading companies in each sector.

**Consumption Pricing Model**

In the first quarter of fiscal year 2023, we announced our transition to a consumption-based pricing model to adapt to more challenging macro-economic conditions, and better meet the needs of customers. This has become common for enterprise software companies and is aligned with the models of some of our biggest partners, such as Google Cloud, Microsoft Azure, Amazon Web Services, or AWS, and Baker Hughes. With the consumption-based pricing model, customers pay based on vCPU usage, making it faster and more efficient for companies to run pilots with C3 AI. We believe this will lead to a greater number of customers and substantially greater revenue growth.

**High-Value Outcomes**

We are enabling the digital transformation of many of the world's leading organizations and, in the process, helping them to attain short time-to-value and exceptionally high economic returns. At some companies, based on feedback and other information provided from our customers, we estimate our solutions have helped return billions of dollars in economic benefit.

**Rapid Time to Value**

The key to our market success and our primary competitive differentiator is our ability to leverage the C3 AI Platform and C3 AI Applications to bring high-value Enterprise AI applications into production use rapidly. We have deployed Enterprise AI applications into production use in as little as four weeks.

**C3 AI Sales Cycle**

Our typical sales cycle begins with one or more product and technical presentations about C3 AI, leading to a mapping of our capabilities to customer use cases. After our pivot to a consumption-based pricing model, mapping our capabilities to customer use cases frequently leads to a paid pilot for the C3 AI Platform, a C3 AI Application, and C3 AI Center of Excellence (COE) including support services that lasts up to six months. During that period, we work with the customer to deploy a production-level C3 AI Application. After completing a successful pilot, our customers will commonly continue to license the C3 AI Application and the C3 AI Platform for a consumption-based fee. Over time, our customers typically expand usage by adding users, expanding their use of the initial application to another use cases, purchasing additional C3 AI Applications for a subscription fee and by developing their own AI applications on the C3 AI Platform, which increases consumption-based fees as usage scales. Additionally, C3 AI can continue to support our customers as needed with our software and COE support services.

**Partner Model**

C3 AI's Enterprise AI expertise and technology combined with our partners' deep domain expertise enhances our solutions to joint customers. In fiscal year 2023, we made significant progress establishing and extending productive partnerships. Our partner ecosystem is increasingly effective at opening new doors with new customers and expanding product offerings with existing customers. In fiscal year 2023, we closed 71 agreements with and through our partner network, which includes Google Cloud, AWS, Microsoft, Baker Hughes, and Booz Allen.

**C3 AI and Google Cloud** initially partnered in 2021 and we expanded the partnership agreement in September 2022. The three-year agreement expands global joint selling activities and provides tighter integrations between C3 AI Applications and Google Cloud services. Under the terms of the partnership, the two companies are scaling their joint go-to-market strategy and expanding their joint customer pilot programs with Fortune 2000 companies. Through this partnership, the team has identified a significant number of opportunities in the commercial and public sectors. All C3 AI Applications have been optimized to run in the Google Cloud Platform environment and are available in the Google Cloud Marketplace.

**C3 AI and AWS** first partnered in 2016, and during the third quarter of fiscal year 2023, we expanded and renewed our go-to-market partnership. In the third quarter of fiscal year 2023, AWS funded C3 AI to enhance C3 AI Law Enforcement optimized for AWS, integrating Amazon OpenSearch and AWS ML services to enhance the speed and quality of analysis for state and local agencies using the application on AWS.

**C3 AI and Azure** first partnered in 2018 to co-develop products and services for enterprise customers running on the Azure Infrastructure. The companies have collaborated to conduct co-marketing and co-selling strategies that rapidly scale distribution globally for their joint customers. In the third quarter of fiscal year 2023, the companies collaborated to close a global U.S. Energy company and a European technology company serving the construction and mining sectors. We cooperated to deliver a highly successful pilot engagement to a large U.S. Defense Agency. All C3 AI Applications are available in the Azure Marketplace.

**C3 AI and Booz Allen** established a strategic partnership in fiscal year 2023 focused on providing strategic solutions into the Government, Defense, and Intelligence sectors. C3 AI and Booz Allen are jointly going to market with the C3 AI Platform and suite of pre-built C3 AI Applications. Together the companies have trained employees on the C3 AI Platform and have already closed their first deal with the DoD's Chief Digital and Artificial Intelligence Office.

**C3 AI and Baker Hughes**, a leading oilfield industrial services, equipment, and digital services company, entered into a strategic collaboration in June 2019 to operate as the exclusive channel partner and reseller of C3 AI Software in the oil and gas industry and a non-exclusive reseller in other industries. As part of the original collaboration agreement, Baker Hughes made annual revenue commitments of $320 million over three years. The agreement was amended in June 2020 to extend the term of the agreement by two years and increase the revenue commitments to $450 million. The agreement was amended in October 2021 to extend the term of the agreement by one year and increase the total revenue commitments to $495 million. In January 2023, the companies substantially expanded their strategic partnership. The terms of this expansion resulted in an incremental C3 AI booking of $32.5 million, and the frequency of payments due from Baker Hughes was accelerated over the remaining term of the agreement. C3 AI agreed to provide additional products and services to Baker Hughes. The expanded agreement also provides Baker Hughes with a number of options to extend the term of the collaboration agreement beyond the initial five years.

As a result of our partnership with Baker Hughes, joint selling, and the credibility it has brought us in the market, C3 AI has closed several deals in the oil and gas and Chemical industry, including LyondellBasell, Shell, ExxonMobil, Petronas, ENI, Aramco, Qatar Gas, ADNOC, PTTGC, Yokogawa, Braskem, and others.

**C3 AI and Raytheon Intelligence & Space**, a subsidiary of Raytheon Technologies Corporation, announced a strategic alliance in 2020 to develop and operate AI solutions for government customers. Under terms of the alliance agreement, Raytheon Intelligence & Space work with C3 AI to offer disruptive solutions to defense missions including Joint All-Domain Operations (JADO) through U.S. Army Tactical Intelligence Targeting Access Node (TITAN) and aircraft condition-based maintenance for the U.S. Air Force Rapid Sustainment Office (RSO).

**Sales Model**

Our sales organization is organized both geographically and in vertical market sales units that cooperate to sell to and service customers. We have a highly leveraged go-to-market model comprised of a global field sales force combined with significant alliance partnerships. Each of our strategic partners—including AWS, Baker Hughes, ENGIE, FIS, Google Cloud, Microsoft, and Raytheon—has a large installed customer base with strong, established relationships, and a large global sales force that vastly extends our market coverage. We form specific sales targets and goals with each partner, enabling us to quickly and efficiently engage in customer accounts.

Early on, we focused on the oil and gas, aerospace, defense, utilities, manufacturing, and financial services sectors, as those industries were early adopters in Enterprise AI. We intend to expand into additional industries such as high technology, telecommunications, retail, and precision medicine and are seeing increased industry diversity in our sales pipeline and pilot customer engagements. Our goal is to rapidly move down-market in the coming years to serve the small and medium business segments of each industry.

**Revenue Model**

Our revenue consists of software subscription and professional services revenue. The substantial majority of our revenue is generated from subscriptions to our software.

### *Subscriptions*

Our subscription revenue is primarily comprised of term agreements, stand-ready COE support services, trials and pilots of our applications, and software-as-a-service offerings. Sales of our term licenses grant our customers the right to use our software, either on their own cloud instance or their internal hardware infrastructure, over the contractual term. We also offer a premium stand-ready service through our COE. Sales of our software-as-a-service offerings include a right to use our software over the contractual term. Our subscription contracts are generally non-cancellable and non-refundable. In addition, customers pay a usage-based runtime fee for our C3 AI Software for specified levels of capacity. Our subscriptions also include our maintenance and support services, which include critical and continuous updates to the software that are integral to maintaining the intended utility of the software over the contractual term.

Within subscription revenue, we include revenue from our consumption-based pricing model. This model typically begins with a pilot phase which includes unlimited developer access to C3 AI Platform, one C3 AI Application and COE support services. After the pilot phase ends, the customer has an option to convert to a month-to-month contract for C3 AI Software with a monthly minimum fee and overages charged if the customer utilizes greater than the specified number of vCPU/vGPU hours in a month. Customers have the option to commit to a one-year, two-year or three-year term.

### *Professional Services*

Our professional services primarily include implementation services, training and prioritized engineering services. We maintain a professional services organization that offers resources, methodologies, and experience to help customers develop and deploy enterprise-scale AI applications. Our services are complemented by those of our partners. Our professional services strategy is to quickly train our customers to develop, customize, and deploy applications independently of us, rapidly making them self-sufficient.

C3 AI Implementation Services help ensure successful customer outcomes throughout the application development and deployment phases, including setup and configuration, ML model development and tuning, and integration of multiple complex source systems.

Prioritized engineering services are undertaken at the request of customers to accelerate the development of software features in C3 AI software products.

In instances where a large or continuing professional services presence may be desired or necessary, we generally rely upon our partner ecosystem to provide those services. This enables us to maintain high gross margins and allows us the flexibility to rapidly deploy trained professional services personnel at large scale any place on the planet.

**Marketing**

Our multichannel marketing function is focused on market education, thought leadership, account-based marketing, and demand generation. We engage the market through digital, print, and social media, virtual and physical events, including our C3 AI Transform annual customer conference, and livestreamed events featuring C3 AI customers, C3 AI partners, and C3 AI experts in AI, ML, and data science. Our Chief Executive Officer, Tom Siebel—a recognized technology thought leader and author of the 2019 *Wall Street Journal* best seller, *Digital Transformation: Survive and Thrive in an Era of Mass Extinction*—is a frequent industry keynote speaker and is often interviewed by leading media, including *The Wall Street Journal, Financial Times, The Economist, Fortune, Forbes*, *CNBC*, *BloombergTV*, and *Yahoo! Finance*.

**Rich Human Capital**

Our strongest asset is unquestionably the human capital that we have been able to attract, retain, and motivate. We have won the Glassdoor Best Place to Work award, were named a Battery Ventures/Glassdoor Highest-Rated Cloud Companies To Work For, and are consistently ranked among the best places to work. We attract exceptionally talented, highly educated, experienced, motivated employees.

We have built a culture of high performance based on four core values:

- *Drive and Innovation Propelling Growth.* We self-select for people who love to work hard, think with rigor, speak with purpose, and act to achieve great things.

- *Natural Curiosity to Solve the Impossible.* We are self-learners, always seeking knowledge to accelerate innovation.

- *Professional Integrity Governing All Endeavors.* We comport ourselves with unwavering ethical integrity, respect, and courtesy.

- *Collective Intelligence.* We believe the unity of our team is substantially greater than the sum of its parts.

Through our C3 AI Management Development Series, we train our managers to motivate and lead their teams by setting clear objectives with an outcomes-based approach. Our C3 AI Leadership Development Program equips aspiring managers with skills for future leadership roles. We offer cash incentives to employees who complete professional training and will even pay for employees to earn a master's degree in computer science.

Our talent acquisition team engages various constituency groups to recruit qualified under-represented minorities, women, and military veterans to job opportunities. We host tech talks and workshops at top universities across the nation with the Women in Computer Science Associations, the Society of Women in Engineering, the Society of Latinx Engineers, and the Society of Black Engineers. We joined with BreakLine to help support hiring military veterans. Our goal is to find and recruit the best talent in the world.

As of April 30, 2023, we had 914 full-time employees, with 746 based in the United States and 168 in our international locations.

**Our Culture of High Performance**

We are dedicated to achieving our mission to accelerate digital transformation of organizations globally by enabling the deployment of Enterprise AI at scale. Our people are domain experts in their respective fields. We are individuals with exceptional education and professional backgrounds. We are uncompromising in the quality of our work product. We build relationships with our customers grounded upon the highest levels of business ethics and professionalism, with a laser focus on customer success. We execute with precision.

**Recognized Enterprise AI Industry Leadership**

We believe we are broadly recognized as a leader in Enterprise AI with many other industry recognitions, including CNBC Disruptor 50 (2020, 2019, 2018), BloombergNEF Pioneer (2020), Forbes Cloud 100 (2020, 2019, 2018, 2017), The Financial Times' The Americas' Fastest Growing Companies (2023, 2022, 2021), Deloitte Technology Fast 500 (2019), and EY Entrepreneur of the Year (2018, 2017) and have been named to the Constellation ShortList for Artificial Intelligence & Machine Learning Cloud Platforms (2022, 2020), a leader by Forrester Wave: AI/ML Platforms, Q3 2022, and Forrester Wave: Industrial IoT Software Platforms (2019, 2018), and IDC MarketScape: Solutions for Industrial Platforms and Applications in Energy (2021).

Additionally, our client, the San Mateo County Sheriff's Office, was named a winner in the IDC Government Insights' sixth annual Smart Cities North America Awards (2023) in the category of data-driven policing for implementing C3 AI Law Enforcement for analytics-powered public safety. Con Edison's work with C3 AI was recognized in the IDC Future Enterprise Best in Future of Intelligence North America Awards (2022) and the U.S. Air Force's use of the C3 AI Readiness solution as a platform of choice was recognized in the Constellation SuperNova Awards (2021).

**Sustainable Competitive Advantage: C3 AI Model-Driven Architecture**

Our core technology is a cohesive family of integrated software services developed over a decade, engineered with a proprietary model-driven architecture, that provides all the software services and microservices necessary and sufficient to rapidly develop and deploy Enterprise AI applications.

AI applications developed with the C3 AI Platform can leverage any open source software solutions and all of the cloud services of AWS, Microsoft Azure, Google Cloud, and can operate on any of these cloud platforms, on-premises, or in a hybrid cloud.

Compared to the structured programming approach that most organizations typically attempt, our model-driven architecture with declarative programming accelerates development by a factor of 26, while reducing the amount of code that must be written by up to 99%.

The big data and application demands of enterprise-scale AI applications require numerous underlying interdependent elements. These include enterprise data, extraprise data, sensor data, data persistence services, data streaming services, messaging services, analytics services, ML services, security services, data visualization, application development services, application monitoring services, and scores to hundreds more. With a traditional structured programming approach, developers spend significant time and effort to write extensive code to define, manage, connect, and control each element. This often results in overwhelming complexity and highly brittle applications that can break any time an underlying element is changed or updated—we believe this is a primary reason why the vast majority of AI efforts have not been deployed into production at enterprise scale.

By contrast, our model-driven architecture provides an "abstraction layer," that allows our partners and our customers, as well as our internal C3 AI developers, to build or customize Enterprise AI applications by using conceptual models of all the elements an application requires. C3 AI provides a library of tens of thousands of prebuilt conceptual models that can be easily modified and extended, and developers can efficiently create their own models as well. These prebuilt, extensible models encompass a vast range of business objects (customer, order, contract, etc.), physical systems and subsystems (engine, boiler, chiller, compressor, etc.), computing resources and services (database, stream processing, etc.)—virtually anything an application requires can be represented as a model in our model-driven architecture. To ensure ongoing operability of our thousands of prebuilt and extensible models on different underlying infrastructure (e.g., AWS, Microsoft Azure, etc.), our automated testing continuously executes approximately 60,000 tests and security scans with each change or update we make to our software or infrastructure.

Leveraging this model-driven architecture, application developers and data scientists can focus on delivering immediate value, without the need to manage the complex interdependencies of the underlying elements. These conceptual models can be reused by many applications, thereby accelerating development of new applications.

We believe our model-driven architecture and declarative programming approach provides significant competitive advantage both by enabling our customers and partners to successfully develop and deploy Enterprise AI applications faster, and by providing the foundation for C3 AI to rapidly extend our portfolio of cross-industry and industry-specific applications.

**Strategic Competitive IP Advantage**

We enjoy a rich patent portfolio that is a substantial competitive advantage, both offensive and defensive, in the Enterprise AI market—most notably, U.S. patents (No. 10,817,530 and No. 10,824,634) which were granted for systems and methods for data processing and enterprise AI applications.

Our patent portfolio covers the key capabilities of our model-driven architecture that are the foundation of our highly differentiated technology. This includes methods, systems, and devices for data aggregation and unification, times-series data processing, data abstraction, ML implementation, and much more.

As of April 30, 2023, our technology is protected by a broad patent portfolio, with 16 issued patents in the United States, 12 issued counterpart patents in a number of international jurisdictions, over 37 patent applications pending in the United States, and 70 patent applications pending internationally. Our issued patents expire beginning in 2033 through 2039. We continually review our development efforts to assess the existence and patentability of new intellectual property.

Intellectual property is important to the success of our business. We rely on a combination of patent, copyright, trademark, and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual protections, to protect our intellectual property rights, including our proprietary technology, software, know-how, and brand. However, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality, and frequent enhancements to our platform are more essential to establishing and maintaining our technology leadership position. See the section titled "Risk Factors—Risks Related to Our Intellectual Property" in Part I, Item 1A in this Annual Report on Form 10-K for a discussion of the risks associated with our intellectual property.

**The C3 AI Model-Driven Architecture**

Over the last four decades, the information technology industry has grown from about $120 billion globally in 1980 to almost $8.0 trillion today. During this time, the IT industry has experienced the transition from mainframe computing to minicomputers, to personal computing, to internet computing, and to handheld computing. The software industry has transitioned from custom applications based on mainframe standards such as MVS, VSAM, and ISAM, to applications developed on a relational database foundation, to enterprise application software, to SaaS and mobile apps, and now to the AI-enabled enterprise. The internet and the iPhone changed everything. Generative AI is now poised to lead to another major shift.

*Requirements of the Model-Driven Architecture*

To develop an effective Enterprise AI application, it is necessary to aggregate data from a variety of enterprise information systems, suppliers, distributors, markets, products in customer use, and sensor networks, in order to provide a view of the extended enterprise.

Today's data velocities are dramatic, requiring the ability to ingest and aggregate data from hundreds of millions of endpoints at very high frequency, sometimes exceeding 1,000 Hz cycles. The data need to be processed at the rate they arrive, in a highly secure and resilient system that addresses persistence, event processing, ML, and visualization. This requires massively horizontally scalable elastic distributed processing capability offered only by modern cloud platforms and supercomputer systems.

The resultant data persistence requirements are staggering. These data sets rapidly aggregate into hundreds of petabytes, even exabytes. Each data type needs to be stored in an appropriate database capable of handling these volumes at high frequency. Relational databases, key-value stores, graph databases, distributed file systems, and blobs are all important to organizing and linking data across these divergent technologies.

**Reference Enterprise AI Software Platform**

The problems that have to be addressed to enable today's Enterprise AI applications are nontrivial. Massively parallel elastic computing and storage capacity are prerequisite. These services are provided today at increasingly low cost by Google Cloud, AWS, Microsoft Azure, and others. The elastic cloud is a major breakthrough that has dramatically transformed modern computing. In addition to the cloud, multiple data services are necessary to develop, provision, and operate Enterprise AI applications.

The array of capabilities and services necessary for building and operating Enterprise AI and IoT applications at scale represents a development problem on the order of magnitude of a relatively simple enterprise software application such as CRM. Consider just a few of these requirements.

- *Data Integration.* This problem has haunted the computing industry for decades. Prerequisite to ML and AI at industrial scale is the availability of a unified, federated image of all the data contained in the multitude of (1) enterprise information systems—ERP, CRM, SCADA, HR, MRP—typically thousands of systems in each large enterprise; (2) sensor IoT networks—SIM chips, smart meters, programmable logic arrays, machine telemetry, bioinformatics; and (3) relevant extraprise data—weather, terrain, satellite imagery, social media, biometrics, trade data, pricing, market data, etc.

- *Data Persistence.* The data aggregated and processed includes every type of structured and unstructured data imaginable. Personally identifiable information, census data, images, text, video, telemetry, voice, network topologies. There is no "one size fits all" database that is optimized for all of these data types. This results in the need for a multiplicity of database technologies including but not limited to relational, NoSQL, key-value stores, distributed file systems, graph databases, and blobs.

- *Platform Services.* A myriad of sophisticated platform services are necessary for any Enterprise AI or IoT application. Examples include access control, data encryption in motion, encryption at rest, ETL, queuing, pipeline management, autoscaling, multitenancy, authentication, authorization, cybersecurity, time-series services, normalization, data privacy, GDPR privacy compliance, NERC-CIP compliance, and SOC2 compliance.

- *Analytics Processing.* The volumes and velocity of data acquisition in such systems are blinding and the types of data and analytics requirements are highly divergent, requiring a range of analytics processing services. These include continuous analytics processing, MapReduce, batch processing, stream processing, and recursive processing.

- *Machine Learning Services.* The whole point of these systems is to enable data scientists to develop and deploy ML models. There is a range of tools necessary to enable that, including Jupyter Notebooks, Python, DIGITS, R, and Scala. Increasingly important is an extensible curation of ML libraries such as TensorFlow, Caffe, Torch, Amazon ML, and AzureML. An effective AI and IoT platform needs to support them all.

- *Data Visualization Tools.* Any viable AI architecture needs to enable a rich and varied set of data visualization tools including Excel, Tableau, Qlik, Spotfire, Oracle BI, Business Objects, Domo, Alteryx, and others.

- *Developer Tools and UI Frameworks.* An organization's IT development and data science teams each have adopted and become comfortable with a set of application development frameworks and user interface development tools. An AI and IoT platform must support all of these tools—including, for example, the Eclipse IDE, VI, Visual Studio, React, Angular, R Studio, and Jupyter—or it will be rejected as unusable by the IT development teams.

- *Open, Extensible, Future-Proof.* The current pace of software and algorithm innovation is accelerating. The techniques used today will likely be obsolete in five to 10 years. An AI and IoT platform architecture must therefore provide the capability to replace any components with their next-generation improvements. Moreover, the platform must enable the incorporation of any new open source or proprietary software innovations without adversely affecting the functionality or performance of an organization's existing applications. This is a level-zero requirement.

The C3 AI Platform has been refined, tested, and proven in some of the most demanding industries and production environments—electric utilities, manufacturing, oil and gas, and defense—comprising petabyte-scale datasets from thousands of vastly disparate source systems, massive volumes of high-frequency time series data from millions of devices, and hundreds of thousands of ML models.

**Awash in "AI Platforms"**

Industry analysts estimate that organizations will invest almost $800 billion annually in AI software by 2026. According to a leading consulting firm, companies will generate $15 trillion annually in added value by 2030 from the use of these new technologies. This is the fastest-growing enterprise software market in history and represents an entire replacement market for enterprise application software.

Today the market is awash in AI solutions that provide component parts to design, develop, provision, and operate Enterprise AI applications, including Cassandra, Cloudera, DataStax, AWS IoT, and Hadoop. AWS, Microsoft Azure, and Google Cloud each offer an elastic cloud computing platform and an increasingly innovative library of microservices that can be used for data aggregation, ETL, queuing, data streaming, MapReduce, continuous analytics processing, ML services, data visualization, etc. While these products are useful, we believe that none offers the scope of utility necessary and sufficient to rapidly design, develop and deploy Enterprise AI applications.

**"Do It Yourself" Enterprise AI?**

Software innovation cycles follow a typical pattern. Early in the cycle, companies often take a "do it yourself" approach and try building the new technology themselves. In the 1980s, for example, when Oracle first introduced relational database management system, or RDBMS, software to the market, interest was high. RDBMS technology offered dramatic cost economies and productivity gains in application development and maintenance. We believe it proved an enabling technology for the next generation of enterprise applications that followed, including material requirements planning, or MRP, ERP, customer relationship management, or CRM, manufacturing automation, and others.

The early competitors in the RDBMS market included Oracle, IBM (DB2), Relational Technology (Ingres), and Sperry (Mapper). But the primary competitor to Oracle was not any of these companies. It was in many cases the CIO, who attempted to build the organization's own RDBMS with IT personnel, offshore personnel, or the help of a systems integrator. When those efforts failed, the CIO was replaced and the organization installed a commercial RDBMS.

When enterprise applications including ERP and CRM were introduced to the market in the 1990s, the primary competitors included Oracle, SAP, and Siebel Systems. But in the early years of that innovation cycle, many CIOs attempted to develop these complex enterprise applications internally. Hundreds of person-years and hundreds of millions of dollars were spent on those projects. A few years later, a new CIO would install a working commercial system.

Some of the most technologically astute companies—including Hewlett-Packard, IBM, and Compaq—repeatedly failed at internally developed CRM projects. All ultimately became successful Siebel Systems CRM customers.

Just as happened with the introduction of RDBMS, ERP, and CRM software in prior innovation cycles, the initial reaction of many IT organizations is to try to internally develop a general-purpose Enterprise AI and IoT platform, using open source software with a combination of microservices from cloud providers like AWS and Google Cloud. The process starts by taking some subset of myriad proprietary and open source solutions and organizing them into a platform architecture.

The next step is to assemble hundreds to thousands of programmers, frequently distributed around the world, using structured programming and application programming interfaces, or APIs, to attempt to stitch these various programs, data sources, sensors, ML models, development tools, and user interface paradigms together into a unified, functional, seamless whole that will enable the organization to excel at designing, developing, provisioning, and deploying numerous enterprise scale AI and IoT applications.

The complexity of such a system is much greater than developing a CRM or ERP system. There are a number of problems with this approach:

- *Complexity.* Using structured programming, the number of software API connections that one needs to establish, harden, test, and verify for a complex system can, in our estimation, approach the order of $10^{13}$. The developers of the system need to individually and collectively grasp that level of complexity to get it to work. We believe the number of programmers capable of dealing with that level of complexity is quite small.

  Aside from the platform developers, the application developers and data scientists also need to understand the complexity of the architecture and all the underlying data and process dependencies in order to develop any application.

- *Brittleness.* Spaghetti-code applications of this nature are highly dependent upon each and every component working properly. If one developer introduces a bug into any one of the open source components, all applications developed with that platform may cease to function.

- *Future Proof.* As new libraries, faster databases, and new ML techniques become available, those new utilities need to be available within the platform. Consequently, every application that was built on the platform will likely need to be reprogrammed in order to function correctly. This may take months to years.

- *Data Integration.* An integrated, federated common object data model is absolutely necessary for this application domain. Using this type of structured programming, API-driven architecture may require hundreds of person-years to develop an integrated data model for any large corporation. This is the primary reason why tens to hundreds of millions of dollars are spent, and several years later, no applications are deployed. The Fortune 500 is littered with such disaster stories.

**The Gordian Knot of Structured Programming**

Structured programming is a technique introduced in the mid-1960s to simplify code development, testing, and maintenance. Prior to structured programming, software was written in large monolithic tomes replete with APIs and "go-to" statements. The resultant product might consist of millions of lines of code with thousands of such APIs and go-to statements that were difficult to develop, understand, debug, and maintain.

The essential idea of structured programming was to break the code into a relatively simple "main routine" and then use something called an application programming interface to call subroutines that were designed to be modular and reusable. Structured programming remains the state of the art for many applications today, and has dramatically simplified the process of developing and maintaining computer code.

While this technique is appropriate for many classes of applications, it breaks down with the complexity and scale of the requirements for a modern Enterprise AI or IoT application, resulting in a Gordian knot.

**C3 AI Platform: Model-Driven Architecture**

The notion of a model-driven architecture was developed at the beginning of the 21st century in response to the growing complexity of enterprise application development requirements. Model-driven architecture provides the knife to cut the Gordian knot of structured programming for highly complex problems. The C3 AI Platform is designed and built with a model-driven architecture.

Central to a model-driven architecture is the concept of a "model" that serves as an abstraction layer to simplify the programming problem. Using models, the programmer or application developer does not have to be concerned with all the data types, data interconnections, and processes that act on the data associated with any given entity, e.g., customer, tractor, doctor, or fuel type. He or she simply needs to address the model for any given entity—e.g., customer—and all the underlying data, data interrelationships, pointers, APIs, associations, connections, and processes associated with or used to manipulate those data are abstracted in the model itself.

Using the C3 AI Platform and its model-driven architecture, virtually anything can be represented as a model—even, for example, applications, including databases, natural language processing engines, and image recognition systems. Models also support a concept called inheritance. An AI application built with the C3 AI Platform might include a model called relational database, that in turn serves as a placeholder that might incorporate any relational database system like Oracle, Postgres, Aurora, Spanner, or SQL Server. A key-value store model might contain Cassandra, HBase, Cosmos DB, or DynamoDB.

**C3 AI Reduces Complexity, Simplifies Development**

With its model-driven architecture, the C3 AI Platform provides an abstraction layer and semantics to represent the application. This frees the programmer from having to worry about data mapping, API syntax, and the mechanics of myriad computational processes such as ETL, queuing, pipeline management, encryption, etc.

The optimal design for an object model to address Enterprise AI and IoT applications uses abstract models as placeholders to which a programmer can link an appropriate application. The relational database model might link to Postgres. A report writer model might link to MicroStrategy. A data visualization model might link to Tableau. And so on. A powerful feature of a model-driven architecture is that as new open source or proprietary solutions become available, the object model library can simply be extended to incorporate that new feature.

Another important capability of the C3 AI Platform enabled by its model-driven architecture is that the applications developed on the platform are future-proofed: due to the modular nature of the model-driven architecture, new, upgraded, or enhanced services can be easily integrated with the C3 AI Platform. Suppose, for example, that an organization developed all its applications initially using Oracle as the relational database and then later decided to switch to an alternate RDBMS. The only modification required is to change the link in the RDBMS meta-model to point to the new RDBMS. All the applications deployed previously using Oracle as the RDBMS will continue to run without modification after that replacement. This enables organizations to immediately and easily take advantage of new and improved product offerings as they become available.

**Platform Independence: Multi-Cloud and Polyglot Cloud Deployment**

Enterprises today often have a multi-cloud strategy. While corporate leaders are eagerly embracing the cloud, they are also very concerned about cloud vendor lock-in. They want to be able to continually negotiate. They want to deploy different applications in clouds from different vendors, and they want to be free to move applications from one cloud vendor to another.

Multi-cloud deployment is therefore an additional requirement of a modern model-driven software platform that is fully supported by the C3 AI Platform. Applications developed with the C3 AI Platform can run without modification on any cloud and on bare metal behind the firewall in a hybrid cloud environment.

A requirement for the new AI technology stack—that the C3 AI Platform delivers—is polyglot cloud deployment capability: the ability to mix various services from multiple cloud providers and to easily swap and replace those services. The cloud vendors provide the market a great service by enabling instant access to virtually unlimited horizontally scalable computing capacity and effectively infinite storage capacity at exceptionally low cost. As the cloud vendors aggressively compete with one another on price, the cost of cloud computing and storage is consistently decreasing.

**C3 AI Platform: A Tested, Proven, and Patented AI Suite**

The model-driven approach to developing Enterprise AI applications using the C3 AI Platform has been tested and proven in dozens of large-scale, real-world deployments at some of the world's largest organizations.

C3 AI provides a powerful platform enabling these and other leading organizations to develop and operate Enterprise AI applications at scale, with a fraction of the effort and resources required by other approaches. Applications built with the C3 AI Platform are flexible, easily upgraded, and can be ported across different cloud platforms with little or no modification, providing a solution that future-proofs customers' investment in Enterprise AI and IoT application development.

**Competition**

Our main sources of current and potential competition fall into several categories:

- Corporate IT organizations that attempt to develop internal solutions for their enterprises;

- commercial enterprise and point solution software providers;

- open source software providers with data management, ML, and analytics offerings;

- public cloud providers offering discrete tools and micro-services with data management, ML, and analytics functionality;

- system integrators that develop and provide custom software solutions;

- legacy data management product providers; and

- strategic and technology partners who may also offer our competitors' technology or otherwise partner with them, including our strategic partners who may offer a substantially similar solution based on a competitor's technology or internally developed technology that is competitive with ours.

28

Our primary competition is largely do-it-yourself, custom-developed, company-specific AI platforms and applications developed by internal IT organizations. Such efforts usually involve the integration of internally developed tools, open source solutions, and point solutions offered by independent software vendors, and/or components offered in the AWS, Microsoft Azure, or Google Cloud platforms. Frequently these efforts will be managed as professional service projects by organizations like Accenture or Lockheed Martin. These tend to be very costly and time-consuming software engineering projects, often fail, and, if at all successful, usually require many years to realize economic return. Most of our customers have tried and failed at one or more such bespoke development efforts, sometimes at great expense, before turning to C3 AI for their AI solution.

We are unaware of any end-to-end Enterprise AI development platforms that are directly competitive with the C3 AI Platform. The commercial product offerings that were formerly positioned as functionally equivalent to C3 AI were GE Predix and IBM Watson, both multibillion-dollar software engineering efforts backed by massive promotional campaigns; we no longer encounter them in competitive situations.

**Growth Strategy**

We are investing in the expansion of our direct enterprise sales and service organization both geographically and across vertical markets to expand the use of C3 AI solutions within existing customers and establish new customer relationships.

Our transition to a consumption-based pricing model is designed to accelerate growth by making it easier and less costly to adopt C3 AI solutions. With the consumption-based pricing model, customers pay based on vCPU and vGPU usage per hour of actual use.

Our release of the C3 Generative AI solutions in March 2023 is receiving considerable interest, and is a key part of our growth strategy. We closed three agreements for C3 Generative AI in the fourth quarter of fiscal year 2023 with large enterprises, and are working through a substantial pipeline of C3 Generative AI opportunities. The C3 AI generative application is available on both AWS Marketplace and the Google Cloud Marketplace.

We continue to invest heavily in research and development to maintain technology leadership. Our product roadmap includes a wide range of new functions and products to be released in the coming years that we expect to contribute to revenue growth with both new and existing customers.

**University Relations: C3.ai Digital Transformation Institute**

Established in February 2020, the C3.ai Digital Transformation Institute, or C3.ai DTI, is a research consortium dedicated to accelerating the benefits of AI for business, government, and society. The goal of C3.ai DTI is to develop the field of Digital Transformation Science by leveraging laboratory and research facilities at UC Berkeley, UIUC, and consortium institutions. C3.ai DTI forms dynamic teams of the world's best researchers to interact with faculty and students to advance AI techniques for industrial, commercial, and public sector applications.

Specifically, C3.ai DTI supports the development of ML algorithms, data security, and cybersecurity techniques to address and advance solutions related to predictive analytics, resilient operation under faults and cyberattack, and assured system security. C3.ai DTI research is engaged in analyzing new business operation models, developing methods for organizational change management, developing advanced methods of protecting privacy, and advancing dialog related to the ethical implications of AI. Central to C3.ai DTI's research is the development and validation of algorithms and designs that can dramatically affect societal systems.

In addition to contributing to the public good, C3.ai DTI exposes the capabilities of our AI Suite and AI Applications to potentially thousands of researchers, undergraduates, and graduate students at these world-renowned institutions. This helps to further build the community of C3 AI users and to establish C3 AI as the standard for developing and deploying large-scale Enterprise AI applications to solve the world's hardest problems.

## Government Regulation

Our business activities are subject to various federal, state, local, and foreign laws, rules, and regulations. Compliance with these laws, rules, and regulations has not had, and is not expected to have, a material effect on our capital expenditures, results of operations and competitive position as compared to prior periods. Nevertheless, compliance with existing or future governmental regulations, including, but not limited to, those pertaining to global trade, consumer and data protection, and taxes, could have a material impact on our business in subsequent periods. For more information on the potential impacts of government regulations affecting our business, see the section titled "Risk Factors" contained in Part I, Item 1A of this Annual Report on Form 10-K.

## Available Information

Our website address is located at www.c3.ai, and our investor relations website is located at ir.c3.ai. We file electronically with the SEC our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We make available on our investor relations website, free of charge, copies of these reports and other information as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. These filings with the SEC are also available on the SEC's website located at www.sec.gov.

We announce material information to the public through a variety of means, including filings with the SEC, press releases, public conference calls, our website (c3.ai), the investor relations section of our website (ir.c3.ai), our Twitter account, our LinkedIn page, and our Facebook account. We use these channels to communicate with investors and the public about our company, our products and services and other matters. Therefore, we encourage investors, the media and others interested in our company to review the information we make public in these locations, as such information could be deemed to be material information. Further, corporate governance information, including our corporate governance guidelines, code of business conduct and ethics, and committee charters, is also available on our investor relations website.

The content of or accessible through our websites or our social media channels are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites or social media channels are inactive textual references only.

## ITEM 1A. RISK FACTORS

*You should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes. Our business, results of operations, financial condition and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, results of operations, financial condition, and prospects could be materially and adversely affected. Unless otherwise indicated, references to our business being harmed in these risk factors will include harm to our business, C3 AI Software (which includes our C3 AI Platform, C3 AI Applications, C3 Generative AI Product Suite and C3 AI Ex Machina), reputation, brand, financial condition, results of operations, and prospects. In such event, the market price of our Class A common stock could decline, and you could lose all or part of your investment.*

**Risks Related to Our Business and Our Industry**

***We have a limited operating history, which makes it difficult to evaluate our prospects and future results of operations.***

We were founded in 2009. As a result of our limited operating history, our ability to forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. Further, in future periods, we expect our revenue growth to slow. A number of factors could cause our growth rate to be adversely impacted, including any reduction in demand for our C3 AI Software, reduction in consumption of our C3 AI Software, increased competition, contraction of our overall market, our inability to accurately forecast demand for our C3 AI Software, or our failure, for any reason, to capitalize on growth opportunities. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change, or if we do not address these risks successfully, our business will be harmed.

***Historically, a limited number of customers have accounted for a substantial portion of our revenue. If existing customers do not renew their contracts with us, or if our relationships with our largest customers are impaired or terminated, our revenue could decline, and our results of operations would be adversely impacted.***

Certain of our customers, including customers that, at the time, represented a significant portion of our business, have in the past reduced their spend with us or decided to not renew their subscriptions with us, which has reduced our anticipated future payments or revenue from these customers. It is not possible for us to predict the future level of demand from our larger customers for our C3 AI Software. In addition, our average total subscription contract value is decreasing, and we expect it to continue to decrease as we expand our customer base beyond a small number of large customers to a larger number of smaller customers.

Our customers generally have no obligation to renew, upgrade, or expand their subscriptions with us after the terms of their existing subscriptions expire. In addition, our customers may opt to decrease their usage of our C3 AI Software. As a result, we cannot provide assurance that our customers will renew, upgrade, or expand their subscriptions with us, if they renew at all. If one or more of our customers elect not to renew their subscriptions with us, or if our customers renew their subscriptions with us for shorter time periods, or if our customers decrease their usage of our C3 AI Software, or if our customers otherwise seek to renegotiate terms of their existing agreements on terms less favorable to us, our business and results of operations would be adversely affected. This adverse impact would be even more pronounced for customers that represent a material portion of our revenue or business operations.

***Our business depends on our ability to attract new customers and on our existing customers purchasing additional subscriptions from us and renewing their existing subscriptions.***

To increase our revenue, we must continue to attract new customers. Our success will depend to a substantial extent on the widespread adoption of our C3 AI Software. Although demand for data management, ML, analytics, and AI platforms and applications has grown in recent years, the market for these platforms and applications continues to evolve. Numerous factors may impede our ability to add new customers, including but not limited to, our failure to compete effectively against alternative products or services, to attract and effectively train new sales and marketing personnel, to develop or expand relationships with partners and resellers, to successfully innovate and deploy new applications and other solutions, to provide a quality customer experience and customer support, or to ensure the effectiveness of our marketing programs. If we are not able to attract new customers, it will have an adverse effect on our business, financial condition and results of operations.

In addition, our future success depends on our ability to sell additional subscriptions for our C3 AI Software to our existing customers, and our customers renewing their subscriptions when the contract term expires. Our customers generally have no contractual obligation to renew, upgrade, or expand their subscriptions after the terms of their existing subscriptions expire. In addition, our customers may opt to decrease their usage of our C3 AI Software. Given our limited operating history, we may not be able to accurately predict customer renewal rates. Our customers' renewal and expansion commitments may decline or fluctuate as a result of a number of factors, including, but not limited to, their satisfaction with our C3 AI Software and our customer support, the frequency and severity of software and implementation errors or other reliability issues, the pricing of our subscriptions or competing solutions, changes in their IT budget, the effects of global economic conditions, and our customers' financial circumstances, including their ability to maintain or expand their spending levels or continue their operations. In order for us to maintain or improve our results of operations, it is important that our customers renew or expand their subscriptions with us. If our customers do not purchase additional subscriptions, increase their usage of our software, or renew their subscriptions with us, our business, financial condition, and results of operations may be harmed.

We have limited historical experience with supporting or selling to smaller, non-enterprise customers. We intend to grow our customer base and further contribute to our overall growth by introducing product offerings with a lower entry price point, such as our no-code offering C3 AI Ex Machina. However, by broadening our customer base to include smaller or mid-size customers, we will be faced with risks that may not be present or that are present to a lesser extent with respect to sales to large organizations. Because of our limited experience in supporting or selling to smaller, non-enterprise customers, we may be unsuccessful in our efforts to get future smaller customers to renew or expand their subscriptions to our offerings. If such customers do not renew their agreements or renew on less favorable terms or for less usage, our revenue may grow more slowly than expected or decline, and our business, financial condition, and results of operations may be harmed.

Achieving renewal or expansion of usage and subscriptions may require us to engage increasingly in sophisticated and costly sales and support efforts that may not result in additional sales. In addition, the rate at which our customers expand the deployment of our C3 AI Software depends on a number of factors. If our efforts to expand our relationships with our customers are not successful, our business, financial condition, and results of operations may be harmed.

***Because we derive substantially all of our revenue from our C3 AI Software, failure of Enterprise AI solutions in general and our C3 AI Software in particular to satisfy customer demands or to achieve increased market acceptance would adversely affect our business, results of operations, financial condition, and growth prospects.***

We derive and expect to continue for the foreseeable future to derive substantially all of our revenue from our C3 AI Software. As such, the market acceptance of Enterprise AI solutions in general, and our C3 AI Software in particular, are critical to our continued success. Market acceptance of an Enterprise AI solution depends in part on market awareness of the benefits that Enterprise AI can provide over legacy products, emerging point products, and manual processes. In addition, in order for cloud-based Enterprise AI solutions to be widely accepted, organizations must overcome any concerns with placing sensitive information on a cloud-based platform. Demand for our C3 AI Software in particular is affected by a number of other factors, some of which are beyond our control. These factors include continued market acceptance of our C3 AI Software, the pace at which existing customers realize benefits from the use of our C3 AI Software and decide to expand deployment of our C3 AI Software across their business, the timing of development and release of new products by our competitors, technological change, reliability and security, the pace at which enterprises undergo digital transformation, and developments in data privacy regulations. We expect that the needs of our customers will continue to rapidly change and increase in complexity. We will need to improve the functionality and performance of our C3 AI Software continually to meet those rapidly changing, complex demands. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of Enterprise AI solutions in general or our C3 AI Software in particular, our business operations, financial results, and growth prospects will be materially and adversely affected.

*Our current C3 AI Software, as well as applications, features, and functionality that we may introduce in the future, may not be widely accepted by our customers, may receive negative attention or may require us to compensate or reimburse third parties, any of which may lower our margins and harm our business.*

Our ability to engage, retain, and increase our base of customers and to increase our revenue will depend on our ability to successfully create new applications, features, and functionality, both independently and together with third parties. We may introduce significant changes to our existing C3 AI Software or develop and introduce new and unproven applications, including technologies with which we have little or no prior development or operating experience. These new applications and updates may fail to engage, retain, and increase our base of customers or may suffer from lag in adoption. New applications may initially suffer from performance and quality issues that may negatively impact our ability to market and sell such applications to new and existing customers. The short- and long-term impact of any major change to our C3 AI Software, or the introduction of new applications, is particularly difficult to predict. If new or enhanced applications fail to engage, retain, and increase our base of customers, we may fail to generate sufficient revenue, operating margin, or other value to justify our investments in such applications, any of which may harm our business.

In addition, we are required to compensate or reimburse third parties in connection with certain sales of our current C3 AI Software as part of our partner relationships. New applications, features and functionality that we introduce in the future or new partner relationships may increase the amount of compensation or reimbursement we pay to third parties. Any future requirement or increase in the rate that we compensate or reimburse third parties would lower our profit margins and harm our business.

*We have a history of operating losses and may not achieve or sustain profitability in the future.*

We incurred net losses in each period since our founding in 2009. We generated net losses of approximately $268.8 million and $192.1 million for the fiscal years ended April 30, 2023 and 2022, respectively. As a result, we had an accumulated deficit of $810.2 million as of April 30, 2023. We expect to continue to incur net losses for the foreseeable future. These losses and accumulated deficit reflect the substantial investments we made to acquire new customers, commercialize our C3 AI Software, and continue to develop our C3 AI Software. While we have experienced revenue growth in recent periods, we do not know whether or when we will generate sufficient revenue to sustain or increase our growth or achieve or maintain profitability in the future. We also expect our costs and expenses to increase in future periods, which could negatively affect our future results of operations if our revenue does not increase. In particular, we intend to continue to expend significant funds to further develop our C3 AI Software and business, including:

- investments in our research and development team and in the development of new features and enhancements of our C3 AI Software, including the hiring of additional development staff, and fees paid to third parties for related enhancements;

- investments in sales, marketing, and services, including expanding our sales force and our customer service team, increasing our customer base, increasing market awareness of our C3 AI Software, and development of new technologies;

- expanding our operations and infrastructure; and

- hiring additional employees.

We will also face increased compliance costs associated with growth, the expansion of our customer base, and being a public company. Our efforts to grow our business may be costlier than we expect, our revenue growth may be slower than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, such as the other risks described herein, unforeseen expenses, difficulties, complications or delays, and other unknown events. If we are unable to achieve and sustain profitability, the value of our business and Class A common stock may significantly decrease.

***We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations.***

The market for our products is intensely competitive and characterized by rapid changes in technology, customer requirements, and industry standards, and frequent new platform and application introductions and improvements. We anticipate continued competitive challenges from current competitors who address different aspects of our offerings. We also expect competitive challenges from new entrants into the industry. If we are unable to anticipate or effectively react to these competitive challenges, our competitive position could weaken, and we could experience a decline in our growth rate and revenue that could adversely affect our business and results of operations.

Our main sources of current and potential competition fall into several categories:

- internal IT organizations that develop internal solutions and provide self-support for their enterprises;

- commercial enterprise and point solution software providers;

- open source software providers with data management, ML, and analytics offerings;

- public cloud providers offering discrete tools and micro-services with data management, ML, and analytics functionality;

- system integrators that develop and provide custom software solutions;

- legacy data management product providers; and

- strategic and technology partners who may also offer our competitors' technology or otherwise partner with them, including our strategic partners who may offer a substantially similar solution based on a competitor's technology or internally developed technology that is competitive with ours.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

- greater name recognition, longer operating histories, and larger customer bases;

- larger sales and marketing budgets and resources and the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products;

- broader, deeper, or otherwise more established relationships with technology, channel, and distribution partners and customers;

- wider geographic presence or greater access to larger customer bases;

- greater focus in specific geographies or industries;

- lower labor and research and development costs;

- larger and more mature intellectual property portfolios; and

- substantially greater financial, technical, and other resources to provide support, make acquisitions, hire talent, and develop and introduce new products.

Some of our larger competitors have substantially broader and more diverse platform and application offerings and may be able to leverage their relationships with distribution partners and customers based on other products or incorporate functionality into existing products to gain business in a manner that discourages potential customers from subscribing to our C3 AI Software, including by selling at zero or negative margins, bundling with other offerings, or offering closed technology platforms. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of platform or application performance or features. As a result, even if the features of our C3 AI Software are superior, potential customers may not purchase our offerings. These larger competitors often have broader product lines and market focus or greater resources and may therefore not be as susceptible to economic downturns or other significant reductions in capital spending by customers. If we are unable to sufficiently differentiate our solutions from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance or value, we may see a decrease in demand for our offerings, which could adversely affect our business, operating results, and financial condition.

Moreover, new innovative start-up companies, and larger companies that are making significant investments in research and development, may introduce products that have greater performance or functionality, are easier to implement or use, or incorporate technological advances that we have not yet developed or implemented, or may invent similar or superior technologies that compete with ours. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources.

Some of our competitors have made or could make acquisitions of businesses that allow them to offer more competitive and comprehensive solutions. As a result of such acquisitions, our current or potential competitors may be able to accelerate the adoption of new technologies that better address customer needs, devote greater resources to bring these platforms and applications to market, initiate or withstand substantial price competition, or develop and expand their product and service offerings more quickly than we can. These competitive pressures in our market or our failure to compete effectively may result in fewer orders, reduced revenue and gross margins, and loss of market share. In addition, it is possible that industry consolidation may impact customers' perceptions of the viability of smaller or even mid-size software firms and consequently customers' willingness to purchase from such firms.

We may not compete successfully against our current or potential competitors. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition, and results of operations could be adversely affected. In addition, companies competing with us may have an entirely different pricing or distribution model. Increased competition could result in fewer customer orders, price reductions, reduced operating margins, and loss of market share. Further, we may be required to make substantial additional investments in research, development, marketing, and sales in order to respond to such competitive threats, and we cannot assure you that we will be able to compete successfully in the future.

***Our sales cycles can be long and unpredictable, particularly with respect to large subscriptions, and our sales efforts require considerable time and expense.***

Our results of operations may fluctuate, in part, because of the complexity of customer problems that our C3 AI Software address, the resource-intensive nature of our sales efforts, the length and variability of the sales cycle for our C3 AI Software, and the difficulty in making short-term adjustments to our operating expenses. The timing of our sales is difficult to predict. The length of our sales cycle, from initial evaluation to payment for our subscriptions is approximately 3.7 months but can vary substantially from customer to customer and can extend over a number of years for some customers. Our sales efforts involve educating our customers about the use, technical capabilities, and benefits of our C3 AI Software. Customers often undertake a prolonged evaluation process, which frequently involves not only our C3 AI Software but also those of other companies. In addition, the size of potential customers may lead to longer sales cycles. For instance, we invest resources into sales to large organizations and large organizations typically undertake a significant evaluation and negotiation process due to their leverage, size, organizational structure and approval requirements, all of which can lengthen our sales cycle. We may also face unexpected deployment challenges with large organizations or more complicated deployment of our C3 AI Software. Large organizations may demand additional features, support services, and pricing concessions or require additional security management or control features. Some organizations may also require an on-premise solution rather than a cloud solution, which potentially requires additional implementation time and potentially a longer sales cycle. We may spend substantial time, effort and money on sales efforts to large organizations without any assurance that our efforts will produce any sales or that these customers will deploy our C3 AI Software widely enough across their organization to justify our substantial upfront investment. As a result, it is difficult to predict exactly when, or even if, we will make a sale to a potential customer or if we can increase sales to our existing customers.

An individual sale typically represents a large proportion of our overall sales during any given period, which impacts our ability to plan and manage cash flows and margins. These large individual sales have, in some cases, occurred in quarters or years subsequent to those we anticipated, or have not occurred at all. If our sales cycle lengthens or our substantial upfront investments do not result in sufficient revenue to justify our investments, our operating results could be adversely affected. In addition, within each quarter or year, it is difficult to project when a deal will close. Therefore, it is difficult to determine whether we are achieving our quarterly or annual expectations until near the end of the applicable quarter or year. Most of our expenses are relatively fixed or require time to adjust. Therefore, if expectations for our business are not accurate, we may not be able to adjust our cost structure on a timely basis, and our margins and cash flows may differ from expectations.

*Certain revenue metrics such as net dollar-based retention rate or annual recurring revenue may not be accurate indicators of our future financial results.*

Other subscription-based software companies often report on metrics such as net dollar-based revenue retention rate, annual recurring revenue or other revenue metrics, and investors and analysts sometimes look to these metrics as indicators of business activity in a period for businesses such as ours. However, given our large average subscription contract value and our dependence on a small number of high-value customer contracts, these metrics are not accurate indicators of future revenue for any given period of time because the gain or loss of even a single high-value customer contract could cause significant volatility in these metrics. If investors and analysts view our business through these metrics, the trading price of our Class A common stock may be adversely affected.

*Changes in our subscription or pricing models could adversely affect our operating results.*

As the markets for our subscriptions grow, as new competitors introduce new products or services that compete with ours, or as we enter into new international markets, we may be unable to attract new customers at the same price or based on the same pricing model as we have historically used. Regardless of pricing model used, large customers may demand higher price discounts than in the past. Our competitors may also introduce new products that compete with ours or reduce their prices, or we may be unable to attract new customers or retain existing customers based on our historical subscription and pricing models. As a result, we may be required to reduce our prices, offer shorter contract durations or offer alternative pricing models, any of which could adversely affect our business.

We have limited experience with respect to determining the optimal prices for subscriptions for our C3 AI Software. In the past, we have been able to increase our prices for our C3 AI Software but we may choose not to introduce or be unsuccessful in implementing future price increases or changes in our pricing models. In the second quarter of fiscal year 2023, we announced a change to our go-to-market strategy. This change includes a way for new customers to utilize our products at a smaller initial contract size and pay for services based on their monthly consumption of vCPU hours, rather than payment pursuant to a purely subscription-based payment option. Unlike customers utilizing our subscription-based option, in which revenue is recognized ratably over the term of the subscription, for customers utilizing our new consumption-based payment option, we will recognize revenue on consumption. Because such customers will have flexibility in the timing of their consumption, we do not have the same visibility into the timing of revenue recognition for such customers that we have with our subscription-based customers. There is a risk that customers using the consumption-based option will consume our platform more slowly than we expect, and our actual results may differ from our forecasts. This risk may increase as more customers move to the consumption-based model. Further, investors and securities analysts may not understand how our consumption-based option differs from our subscription-based option, or the intersection of our consumption-based option and our subscription-based option. If our results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our Class A common stock could decline substantially, and we could face costly lawsuits, including securities class actions.

Given our limited operating history and limited experience with our current pricing models, we may not be able to accurately predict customer renewal or retention rates. As a result, we may be required or choose to reduce our prices or change our pricing model, which could harm our business, results of operations, and financial condition.

***Our revenue growth depends in part on the success of our strategic relationships with third parties, including channel partners, and if we are unable to establish and maintain successful relationships with them, our business, operating results, and financial condition could be adversely affected.***

We seek to grow our partner ecosystem as a way to grow our business. We anticipate that we will continue to establish and maintain relationships with third parties, such as channel partners, resellers, OEMs, system integrators, independent software and hardware vendors, and platform and cloud service providers. For example, in June 2019, we entered into a strategic collaboration with Baker Hughes whereby Baker Hughes operates as the exclusive channel partner and reseller of our C3 AI Software in the oil and gas industry and a non-exclusive reseller in other industries. This arrangement was most recently revised in January 2023 and continues until April 30, 2025, with options to renew. We also have strategic relationships with AWS, FIS, Google Cloud, Microsoft, and Raytheon.

We plan to continue to establish and maintain similar strategic relationships in certain industry verticals and otherwise, and we expect our channel partners to become an increasingly important aspect of our business. However, these strategic relationships could limit our ability in the future to compete in certain industry verticals and, depending on the success of our third-party partners and the industries that those partners operate in generally, may negatively impact our business because of the nature of strategic alliances, exclusivity provisions, or otherwise. We work closely with select vendors to design solutions to specifically address the needs of certain industry verticals or use cases within those verticals. As our agreements with strategic partners terminate or expire, we may be unable to renew or replace these agreements on comparable terms, or at all.

Our future growth in revenue and ability to achieve and sustain profitability depends in part on our ability to identify, establish, and retain successful strategic partner relationships in the United States and internationally, which will take significant time and resources and involve significant risk. To the extent we do identify such partners, we will need to negotiate the terms of a commercial agreement with them under which the partner would distribute our C3 AI Software. We cannot be certain that we will be able to negotiate commercially attractive terms with any strategic partner, if at all. In addition, all channel partners must be trained to distribute our C3 AI Software. In order to develop and expand our distribution channel, we must develop and improve our processes for channel partner introduction and training. If we do not succeed in identifying suitable strategic partners or maintain our relationships with such partners, our business, operating results, and financial condition may be adversely affected.

Moreover, we cannot guarantee that the partners with whom we have strategic relationships will continue to devote the resources necessary to expand our reach and increase our distribution. In addition, customer satisfaction with services and other support from our strategic partners may be less than anticipated, negatively impacting anticipated revenue growth and results of operations. We cannot be certain that these partners will prioritize or provide adequate resources to selling our C3 AI Software. Further, some of our strategic partners offer competing platforms and applications or also work with our competitors. As a result of these factors, many of the companies with whom we have strategic alliances may choose to pursue alternative technologies and develop alternative platforms and applications in addition to or in lieu of our C3 AI Software, either on their own or in collaboration with others, including our competitors. We cannot assure you that our strategic partners will continue to cooperate with us. In addition, actions taken or omitted to be taken by such parties may adversely affect us. Moreover, we rely on our channel partners to operate in accordance with the terms of their contractual agreements with us. For example, our agreements with our channel partners limit the terms and conditions pursuant to which they are authorized to resell or distribute our C3 AI Software and offer technical support and related services. If we are unsuccessful in establishing or maintaining our relationships with third parties, or if our strategic partners do not comply with their contractual obligations to us, our business, operating results, and financial condition may be adversely affected. Even if we are successful in establishing and maintaining these relationships with third parties, we cannot assure you that these relationships will result in increased customer usage of our C3 AI Software or increased revenue to us.

In addition, some of our sales to government entities have been made, and in the future may be made, indirectly through our channel partners. Government entities may have statutory, contractual, or other legal rights to terminate contracts with our channel partners for convenience or due to a default, and, in the future, if the portion of government contracts that are subject to renegotiation or termination at the election of the government entity are material, any such termination or renegotiation may adversely impact our future operating results. In the event of such termination, it may be difficult for us to arrange for another channel partner to sell our C3 AI Software to these government entities in a timely manner, and we could lose sales opportunities during the transition. Government entities routinely investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government entity refusing to renew its subscription to our C3 AI Software, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities.

***If the market for our C3 AI Software fails to grow as we expect, or if businesses fail to adopt our C3 AI Software, our business, operating results, and financial condition could be adversely affected.***

It is difficult to predict customer adoption rates and demand for our C3 AI Software, the entry of competitive platforms, or the future growth rate and size of the cloud-based software and software-as-a-service, or SaaS, business software markets. A substantial majority of our revenue has come from sales of our subscription-based software products, which we expect to continue for the foreseeable future. Although demand for data management, ML, and analytics platforms and applications has grown in recent years, the market for these platforms and applications continues to evolve. We cannot be sure that this market will continue to grow or, even if it does grow, that businesses will adopt our C3 AI Software. Our future success will depend in large part on our ability to further penetrate the existing market for Enterprise AI software, as well as the continued growth and expansion of what we believe to be an emerging market for Enterprise AI platforms and applications that are faster, easier to adopt, and easier to use. Our ability to further penetrate the Enterprise AI market depends on a number of factors, including the cost, performance, and perceived value associated with our C3 AI Software, as well as customers' willingness to adopt a different approach to data analysis. We have spent, and intend to keep spending, considerable resources to educate potential customers about digital transformation, AI, and ML in general and our C3 AI Software in particular. However, we cannot be sure that these expenditures will help our C3 AI Software achieve any additional market acceptance. Furthermore, potential customers may have made significant investments in legacy analytics software systems and may be unwilling to invest in new platforms and applications. If the market fails to grow or grows more slowly than we currently expect or businesses fail to adopt our C3 AI Software, our business, operating results, and financial condition could be adversely affected.

***If we fail to respond to rapid technological changes, extend our C3 AI Software, or develop new features and functionality, our ability to remain competitive could be impaired.***

The market for our C3 AI Software is characterized by rapid technological change and frequent new platform and application introductions and enhancements, changing customer demands, and evolving industry standards. The introduction of platforms and applications embodying new technologies can quickly make existing platforms and applications obsolete and unmarketable. Data management, ML, and analytics platforms and applications are inherently complex, and it can take a long time and require significant research and development expenditures to develop and test new or enhanced platforms and applications. The success of any enhancements or improvements to our existing C3 AI Software or any new applications depends on several factors, including timely completion, competitive pricing, adequate quality testing, integration with existing technologies, and overall market acceptance.

Our ability to grow our customer base and generate revenue from customers will depend heavily on our ability to enhance and improve our C3 AI Software, to develop additional functionality and use cases, introduce new features and applications and interoperate across an increasing range of devices, operating systems, and third-party applications. Our customers may require features and capabilities that our current C3 AI Software does not have or may face use cases that our current C3 AI Software does not address. We invest significantly in research and development, and our goal is to focus our spending on measures that improve quality and ease of adoption and create organic customer demand for our C3 AI Software. When we develop a new enhancement or improvement to our C3 AI Software, we typically incur expenses and expend resources upfront to develop, market and promote the new enhancement and improvement. Therefore, when we develop and introduce new enhancements and improvements to our C3 AI Software, they must achieve high levels of market acceptance in order to justify the amount of our investment in developing and bringing them to market. There is no assurance that our enhancements to our C3 AI Software or our new application experiences, functionality, use cases, features, or capabilities will be compelling to our customers or gain market acceptance. If our research and development investments do not accurately anticipate customer demand, or if we fail to develop our C3 AI Software in a manner that satisfies customer preferences in a secure, timely and cost-effective manner, we may fail to retain our existing customers or increase demand for our C3 AI Software.

Moreover, even if we introduce new capabilities in our C3 AI Software, we may experience a decline in revenue from sales of our existing C3 AI Software that is not offset by revenue from the new C3 AI Software capabilities and applications. For example, customers may delay ordering subscriptions of new C3 AI Software capabilities or applications to permit them to make a more thorough evaluation of the C3 AI Software or until industry and marketplace reviews become widely available. Some customers may hesitate to migrate to new C3 AI Software due to concerns regarding the complexity of migration and suite or application infancy issues on performance. In addition, we may lose existing customers who choose a competitor's AI platforms and applications rather than migrate to our new C3 AI Software capabilities and applications. This could result in a temporary or permanent revenue shortfall and adversely affect our business.

Any failure of our C3 AI Software to operate effectively with future infrastructure platforms and technologies could reduce the demand for our C3 AI Software. If we are unable to respond to these changes in a timely and cost-effective manner, our C3 AI Software may become less marketable, less competitive, or obsolete, and our business may be adversely affected.

The introduction of new AI platforms and applications by competitors or the development of entirely new technologies to replace existing offerings could make our C3 AI Software obsolete or adversely affect our business, results of operations, and financial condition. We may experience difficulties with software development, design, or marketing that could delay or prevent our development, introduction, or implementation of new C3 AI Software experiences, features, or capabilities. We have in the past experienced delays in our internally planned release dates of new features and capabilities, and there can be no assurance that new C3 AI Software features or capabilities will be released according to schedule. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by customers brought against us, all of which could harm our business. Moreover, new productivity features for our C3 AI Software may require substantial investment, and we have no assurance that such investments will be successful. If customers do not widely adopt our new C3 AI Software features and capabilities, we may not be able to realize a return on our investment. If we are unable to develop, license, or acquire new features and capabilities to our C3 AI Software on a timely and cost-effective basis, or if such enhancements do not achieve market acceptance, our business could be harmed.

### *If we were to lose the services of our CEO or other members of our senior management team, we may not be able to execute our business strategy.*

Our success depends in a large part upon the continued service of key members of our senior management team. In particular, our founder and CEO, Thomas M. Siebel, is critical to our overall management, sales strategy, culture, strategic direction, engineering, and operations. In addition, Mr. Siebel is a recognized leader in information technology and is critical to the continued development of our C3 AI Software. All of our executive officers are at-will employees, and we do not maintain any key person life insurance policies. The loss of any member of our senior management team could make it more difficult to execute our business strategy and, therefore, harm our business.

### *The failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our C3 AI Software.*

Our ability to expand our customer base and achieve broader market acceptance of our C3 AI Software depends to a significant extent on our ability to continue to expand our marketing and sales operations and the ultimate effectiveness of those operations. We plan to continue expanding our sales force and strategic partners, both domestically and internationally.

Identifying and recruiting qualified sales representatives and training them is time consuming and resource intensive, and they may not be fully trained and productive for a significant amount of time. Our C3 AI Software is complicated and, as such, our sales force and operations require significant time and investment for proper recruitment, onboarding, and training in order for our sales operations to be productive. In addition, as we enter into new markets, expand the capabilities of our C3 AI Software and offer new C3 AI Software, we may need to identify and recruit additional sales and marketing efforts specific to such strategic expansion. Our efforts to do so may be increasingly resource intensive, time consuming, and ultimately unsuccessful. We also dedicate significant resources to sales and marketing programs, including internet and other online advertising. As more customers take advantage of our consumption-based pricing options, once a new customer begins using our C3 AI Software, our sales team will need to continue to focus on expanding consumption with that customer. All of these efforts require us to invest significant financial and other resources. In addition, the cost to acquire customers is high due to these marketing and sales efforts. Our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue. We will not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective.

In addition, our business would be adversely affected if our marketing and sales efforts are not successful and generate increases in revenue that are smaller than anticipated. If our marketing and sales efforts are not effective, our sales and revenue may grow more slowly than expected or materially decline, and our business may be significantly harmed.

*If we fail to develop, maintain, and enhance our brand and reputation cost-effectively, our business and financial condition may be adversely affected.*

We believe that developing, maintaining, and enhancing awareness and integrity of our brand and reputation in a cost-effective manner are important to achieving widespread acceptance of our C3 AI Software and are important elements in attracting new customers and maintaining existing customers. We believe that the importance of our brand and reputation will increase as competition in our market further intensifies. Successful promotion of our brand depends on the effectiveness of our marketing efforts, our ability to provide a reliable and useful C3 AI Software at competitive prices, the perceived value of our C3 AI Software, our ability to maintain our customers' trust, our ability to continue to develop additional functionality and use cases and our ability to differentiate our C3 AI Software and capabilities from competitive offerings. Brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand and reputation. We also rely on our customer base in a variety of ways, including to give us feedback on our C3 AI Software. If we fail to promote and maintain our brand successfully or to maintain loyalty among our customers, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers and partners or retain our existing customers and partners and our business and financial condition may be adversely affected. Any negative publicity relating to our employees, partners, or others associated with these parties, may also tarnish our own reputation simply by association and may reduce the value of our brand. Damage to our brand and reputation may result in reduced demand for our C3 AI Software and increased risk of losing market share to our competitors. Any efforts to restore the value of our brand and rebuild our reputation may be costly and may not be successful.

*We may not successfully manage our growth or plan for future growth.*

Since our founding in 2009, we have experienced rapid growth. The growth and expansion of our business places a continuous and significant strain on our management, operational, and financial resources. Further growth of our operations to support our customer base, our expanding third-party relationships, our information technology systems, and our internal controls and procedures may not be adequate to support our operations. Managing our growth will also require significant expenditures and allocation of valuable management resources, including the challenges of integrating, developing, and motivating a rapidly growing employee base in various countries around the world. Certain members of our management have not previously worked together for an extended period of time, and some do not have experience managing a public company, which may affect how they manage our growth.

In addition, our rapid growth may make it difficult to evaluate our future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business would be harmed.

*If we are unable to ensure that our C3 AI Software interoperates with a variety of software applications that are developed by others, including our partners, we may become less competitive and our business may be harmed.*

Our C3 AI Software must integrate with a variety of hardware and software platforms, and we need to continuously modify and enhance our C3 AI Software to adapt to changes in hardware and software technologies. In particular, we have developed our C3 AI Software to be able to easily integrate with key third-party applications, including the applications of software providers that compete with us as well as our partners. We are typically subject to standard terms and conditions of such providers, which govern the distribution, operation, and fees of such software systems, and which are subject to change by such providers from time to time. Our business will be harmed if any provider of such software systems:

- discontinues or limits our access to its software;

- modifies its terms of service or other policies, including fees charged to, or other restrictions on us, or other platform and application developers;

- changes how information is accessed by us or our customers;

- establishes more favorable relationships with one or more of our competitors; or

- develops or otherwise favors its own competitive offerings over our C3 AI Software.

Third-party services and products are constantly evolving, and we may not be able to modify our C3 AI Software to assure their compatibility with that of other third parties as they continue to develop or emerge in the future or we may not be able to make such modifications in a timely and cost-effective manner. In addition, some of our competitors may be able to disrupt the operations or compatibility of our C3 AI Software with their products or services, or exert strong business influence on our ability to, and terms on which we, operate our C3 AI Software. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our C3 AI Software or gives preferential treatment to our competitors or competitive products, whether to enhance their competitive position or for any other reason, the interoperability of our C3 AI Software with these products could decrease and our business, results of operations, and financial condition would be harmed. If we are not permitted or able to integrate with these and other third-party applications in the future, our business, results of operations, and financial condition would be harmed.

### Our ability to sell subscriptions to our C3 AI Software could be harmed by real or perceived material defects or errors in our C3 AI Software.

The technology underlying our C3 AI Software is inherently complex and may contain material defects or errors, particularly when new applications are first introduced, when new features or capabilities are released, or when integrated with new or updated third-party hardware or software. There can be no assurance that our existing C3 AI Software and new applications will not contain defects or errors. Any real or perceived errors, failures, vulnerabilities, or bugs in our C3 AI Software could result in negative publicity or lead to data security, access, retention, or other performance issues, all of which could harm our business. Correcting such defects or errors may be costly and time-consuming and could harm our business. Moreover, the harm to our reputation and legal liability related to such defects or errors may be substantial and would harm our business.

### The failure to attract and retain additional qualified personnel or to maintain our company culture could harm our business and prevent us from executing our business strategy.

To execute our business strategy, we must attract and retain highly qualified personnel. Competition for executives, data scientists, engineers, software developers, sales personnel, and other key employees in our industry is intense. In particular, we compete with many other companies for employees with high levels of expertise in designing, developing and managing platforms and applications for data management, ML, and analytics technologies, as well as for skilled data scientists, sales, and operations professionals. In addition, we are extremely selective in our hiring process which requires significant investment of time and resources from internal stakeholders and management. At times, we have experienced, and we may continue to experience, difficulty in hiring personnel who meet the demands of our selection process and with appropriate qualifications, experience, or expertise, and we may not be able to fill positions as quickly as desired. We recently completed our initial public offering and potential candidates may not perceive our compensation package, including our equity awards, as favorably as employees hired prior to our initial public offering. In addition, our recruiting personnel, methodology, and approach may need to be altered to address a changing candidate pool and profile. We may not be able to identify or implement such changes in a timely manner.

Many of the companies with which we compete for experienced personnel have greater resources than we have, and some of these companies may offer more attractive compensation packages. If the perceived value of our equity awards declines, or if the mix of equity and cash compensation that we offer is unattractive, it may adversely affect our ability to recruit and retain highly skilled employees. Job candidates may also be threatened with legal action under agreements with their existing employers if we attempt to hire them, which could impact hiring and result in a diversion of our time and resources. Additionally, laws and regulations, such as restrictive immigration laws, or export control laws, may limit our ability to recruit internationally. We must also continue to retain and motivate existing employees through our compensation practices, company culture, and career development opportunities.

We believe that a critical component to our success and our ability to retain our best people is our culture. As we continue to grow and develop a public company infrastructure, we may find it difficult to maintain our company culture.

In addition, many of our employees may be able to receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us. Moreover, the proceeds from our recent initial public offering could create disparities in wealth among our employees, which may harm our culture and relations among employees and our business.

If we fail to attract new personnel or to retain our current personnel, our business would be harmed.

***Our annual and quarterly results and key metrics are likely to fluctuate significantly and may not fully reflect the underlying performance of our business.***

Our annual and quarterly results of operations and key metrics may vary significantly in the future as they have in the past, particularly in light of our dependence on a limited number of high-value customer contracts, and period-to-period comparisons of our results of operations and key metrics may not be meaningful. Accordingly, the results of any one year or quarter should not be relied upon as an indication of future performance. Our results of operations and key metrics may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuation in our annual or quarterly results may negatively impact the value of our securities. Factors that may cause fluctuations in our annual or quarterly results of operations and key metrics include, without limitation, the risk factors listed elsewhere in this section and the factors listed below:

- our ability to generate significant revenue from new offerings;

- our ability to expand our number of partners and distribution of our C3 AI Software;

- our ability to hire and retain employees, in particular those responsible for the selling or marketing of our C3 AI Software;

- our ability to develop and retain talented sales personnel who are able to achieve desired productivity levels in a reasonable period of time and provide sales leadership in areas in which we are expanding our sales and marketing efforts;

- changes in the way we organize and compensate our sales teams;

- the timing of expenses and recognition of revenue;

- our ability to increase sales to large organizations as well as increase sales to a larger number of smaller customers;

- the length of sales cycles and seasonal purchasing patterns of our customers;

- the amount and timing of operating expenses related to the maintenance and expansion of our business, operations, and infrastructure, as well as international expansion and entry into operating leases;

- timing and effectiveness of new sales and marketing initiatives;

- changes in our pricing policies or those of our competitors;

- the timing and success of new platforms, applications, features, and functionality by us or our competitors;

- failures or breaches of security or privacy by us or our suppliers and business partners, and the costs associated with remediating any such failures or breaches;

- changes in the competitive dynamics of our industry, including consolidation among competitors;

- changes in laws and regulations that impact our business;

- any large indemnification payments to our users or other third parties;

- the timing of expenses related to any future acquisitions;

- health epidemics or pandemics, such as the coronavirus, or COVID-19, pandemic;

- the impact of any applicable changes in accounting standards or management assumptions, estimates or judgments on complex accounting matters, including estimates associated with variable consideration calculations for our arrangement with Baker Hughes;

- civil unrest and geopolitical instability; and

- general political, economic, and market conditions.

***Our performance metrics, data regarding customer engagement and certain other operational data in this report are subject to assumptions and limitations and may not provide an accurate indication of our future or expected results.***

Our performance metrics, including data regarding customer engagement, and other operational data may involve judgement and therefore may not reflect our actual performance, and investors should consider these metrics in light of the assumptions used in calculating such metrics and limitations as a result thereof. Our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we report. In addition, investors should not place undue reliance on these metrics as an indicator of our future or expected results. Moreover, these metrics may differ from similarly titled metrics presented by other companies and may not be comparable to such other metrics. We regularly review and may adjust our processes for calculating our metrics to improve their accuracy. If our metrics are not accurate representations of our business; if we discover material inaccuracies in our metrics; or if the metrics we rely on to track our performance do not provide an accurate measurement of our business, our reputation may be harmed, we may be subject to legal or regulatory actions, and our operating and financial results could be adversely affected.

***We generally recognize revenue from subscriptions to our C3 AI Software over the terms of such subscriptions. Consequently, increases or decreases in new sales may not be immediately reflected in our results of operations and may be difficult to discern.***

We generally recognize revenue from subscriptions to our C3 AI Software over the terms of these subscriptions. As a result, a portion of the revenue we report in each year and each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during prior periods. Consequently, a decline in new or renewed subscriptions in any single year or quarter may only have a small impact on the revenue that we recognize for that period. However, such a decline will negatively affect our revenue in future periods. Accordingly, the effect of significant downturns in sales and potential changes in our pricing policies or rate of customer expansion or retention may not be fully reflected in our results of operations until future periods. In addition, a significant portion of our costs are expensed as incurred. As a result, growth in the number of new customers could continue to result in our recognition of higher costs and lower revenue in the earlier periods of our subscriptions. Finally, our subscription-based revenue model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers or from existing customers that increase their use of our C3 AI Software must be recognized over the applicable subscription term. These risks are further exacerbated by our dependence on high-value customer contracts.

***Any failure to offer high-quality maintenance and support services for our customers may harm our relationships with our customers and, consequently, our business.***

Once our C3 AI Software is deployed, our customers depend on our maintenance and support teams to resolve technical and operational issues and provide critical updates relating to our C3 AI Software. Our ability to provide effective customer maintenance and support is largely dependent on our ability to attract, train, and retain qualified personnel with experience in supporting customers with software such as ours and maintaining the same. The number of our customers has grown significantly and that has and will continue to put additional pressure on our customer maintenance and support teams. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. We also may be unable to modify the scope and delivery of our maintenance services and technical support to compete with changes in the technical services provided by our competitors. Increased customer demand for maintenance and support services, without corresponding revenue, could increase costs and negatively affect our operating results. In addition, if we experience increased customer demand for support and maintenance, we may face increased costs that may harm our results of operations. Further, as we continue to grow our operations and support our global customer base, we need to be able to continue to provide efficient support and effective maintenance that meets our customers' needs globally. If we are unable to provide efficient customer maintenance and support globally or if we need to hire additional maintenance and support personnel, our business may be harmed. Our ability to attract new customers is highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality maintenance and support services, a failure of channel parties to maintain high-quality maintenance and support services or a market perception that we do not maintain high-quality maintenance and support services for our customers, would harm our business.

*Macroeconomic uncertainties and the COVID-19 pandemic, have had, and could continue to have, an adverse impact on our business, our operations, and the markets and communities in which we, our partners, and users operate.*

Global economic and business activities continue to face widespread macroeconomic uncertainties, including labor shortages and supply chain disruptions, inflation, bank failures and monetary supply shifts, as well as recession risks, which may continue for an extended period and which could result in our customer prospects and our existing customers experiencing slowdowns in their businesses, which in turn may result in reduced demand for our C3 AI Software, lengthening of sales cycles, loss of customers, and difficulties in collections. Our vendors and suppliers may experience, or may continue to experience, disruptions in their supply chains, which may result in service interruptions or additional operating expenses, and may increase the price at which our vendors and suppliers are willing to sell their products to us.

Our business, and the business of our customers, have been, and may continue to be, impacted by the prolonged COVID-19 pandemic and resulting economic consequences and uncertainties. The ultimate impact of the prolonged COVID-19 pandemic on our business, operations, or the global economy as a whole remains highly uncertain.

To the extent macroeconomic uncertainties and the prolonged COVID-19 pandemic continue to adversely affect our business, financial condition, and results of operations, many of the other risks described in this "Risk Factors" section could be exacerbated, including but not limited to, those related to our ability to increase sales to existing and new customers, develop and deploy new offerings and applications and maintain effective marketing and sales capabilities.

*We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies, self-regulatory schemes, standards and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.*

We collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, Process) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, protected health information, and financial data. Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations that govern the processing of personal data by us and on our behalf.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes specific requirements relating to the privacy, security and transmission of individually identifiable health information and the California Consumer Privacy Act of 2018, or CCPA, applies to personal information of consumers, business representatives and employees, and imposes obligations on covered businesses, including, but not limited to, providing specific disclosures in privacy notices and affording California residents certain rights related to their personal data. The CCPA calls for statutory fines for noncompliance (up to $7,500 per violation) and allows private litigants affected by certain data breaches to recover significant statutory damages. In addition, the California Privacy Rights Act of 2020, or CPRA, expands the CCPA's requirements, including by adding a new right for individuals to correct their personal information and establishing a new California Privacy Protection Agency to implement and enforce the CPRA, which could increase the risk of enforcement. Other states, such as Virginia, Colorado, Connecticut and Utah, have enacted comprehensive data privacy laws and similar laws are being considered in several other states and at the federal level and local levels, reflecting a trend toward more stringent privacy legislation in the United States, which could further complicate compliance efforts and increase legal risk and compliance costs for us, the third parties upon whom we rely, and our customers.

Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. In Canada, the Personal Information Protection and Electronic Documents Act, or PIPEDA, and various related provincial laws, as well as Canada's Anti-Spam Legislation, or CASL, may apply to our operations. We also target customers in Asia and have operations in Japan and Singapore and may be subject to new and emerging data privacy regimes in Asia, including Singapore's Personal Data Protection Act. In the European Economic Area, or EEA, we are subject to the European General Data Protection Regulation, or GDPR, and in the United Kingdom, or UK, we are subject to the UK data protection regime, or UK GDPR. Companies that must comply with the GDPR or the UK GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements, with violations potentially resulting in an order prohibiting the processing of personal data and/or fines of up to the greater of €20 million or 4% of the annual global revenues of the noncompliant company in the European Union, and up to the greater of GBP 17.5 million or 4% annual global revenues in the UK; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. European and other data protection laws, including the GDPR and UK GDPR also restrict the ability of companies to transfer personal data to the United States and other countries. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and the UK to the United States in compliance with law, such as the EEA and UK's standard contractual clauses, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.

As such, we, or our vendors, may be unable to implement measures sufficient to lawfully transfer personal data in a manner necessary to provide our services in certain regions without incurring significant cost, or at all. If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face significant adverse consequences, including the interruption or degradation of our operations, increased exposure to regulatory actions, substantial fines and penalties, and injunctions against processing or transferring personal data from Europe or other foreign jurisdictions. The inability to import personal data to the United States could significantly and negatively impact our business operations, including by limiting our ability to collaborate with parties that are subject to such cross-border data transfer or localization laws; or requiring us to increase our personal data processing capabilities and infrastructure in foreign jurisdictions at significant expense. Some European regulators have significantly restricted some companies' data processing activities from transferring certain personal data out of Europe allegedly violating the GDPR's cross-border data transfer limitations, which has materially impacted companies' operations revenues. Additionally, companies that transfer personal data outside of the EEA and UK to other jurisdictions, particularly the United States, are subject to increased scrutiny form regulators, individual litigants and activist groups.

Other data protection laws in the EEA and the UK, such as those implementing the ePrivacy Directive, restrict the use of cookies and similar technologies on which our website and product rely. Regulators are increasingly focused on compliance with requirements in the online tracking ecosystem, and current national laws implementing the ePrivacy Directive are likely to be replaced in the EU by a regulation known as the ePrivacy Regulation, which will significantly increase fines for non-compliance. Other countries outside of Europe increasingly emulate European data protection laws. As a result, operating our business or offering our services in Europe or other countries with similar data protection laws would subject us to substantial compliance costs and potential liability and may require changes to the ways we collect and use personal data.

In addition to data privacy and security laws, we are also subject to the terms of external and internal privacy and security policies, codes, representations, certifications, industry standards adopted by industry groups, publications and frameworks, contractual obligations to third parties, and other statements related to privacy, information security, and data processing. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences. We are subject to contractual obligations to indemnify and hold harmless third parties from the costs or consequences of non-compliance with data protection laws or other obligations. We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers.

There is increasing U.S. and foreign activity in the regulation of AI and other similar uses of technology. In Europe, there is a proposed regulation related to AI that, if adopted, could impose onerous obligations related to the use of AI-related systems. We may have to change our business practices to comply with such obligations. In the United States, several states and localities have enacted measures related to the use of AI and ML in products and services. Depending on how these AI laws and regulations are interpreted, we may have to make changes to our business practices and products, including our C3 AI Software, to comply with such obligations. Additionally, various privacy laws and other obligations require us to obtain certain consents to process personal data and our inability or failure to do so could result in adverse consequences.

Obligations related to data privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires significant resources, which may necessitate changes to our information technologies, systems, and practices, including our C3 AI Software, possibly limiting our ability to develop new applications and features, and to those of any third parties that process personal data on our behalf. Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, despite our efforts, our personnel or third parties upon whom we rely may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable law, regulations, or contractual obligations could result in adverse effects, including inability to or interruption in our ability to operate our business and proceedings against us by governmental entities or others. If we fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class action claims); additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations; interruptions or stoppages of data collection needed to train our algorithms; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our product; expenditure of time and resources to defend any claim or inquiry; adverse publicity; revision or restructuring of our operations; or reduced demand for our C3 AI Software. Governments and regulators in certain jurisdictions, including Europe, are increasingly seeking to regulate cybersecurity and the use, transfer, and other processing of non-personal information (for example, under the European Union's Data Act), an area which has typically been the subject of very limited or no specific regulation. This means that, if and to the extent such regulations are relevant to our operations or those of our customers, certain of the risks and considerations may apply equally to our processing of both personal and non-personal information.

*If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.*

Our C3 AI Software processes our customers' proprietary and sensitive data, potentially including personal information, confidential information, protected health information, financial data, intellectual property, and trade secrets. Our C3 AI Software is built to be available on the infrastructure of third-party public cloud providers such as AWS, Microsoft Azure, and Google Cloud. We also use service providers to help us deliver services to our customers. These service providers may process personal information, protected health information, or other confidential information of our employees, partners or customers in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email and payroll, content delivery to customers, and other functions. We collect such information from individuals located both in the United States and abroad and may process such information outside the country in which it was collected. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. We may share or receive sensitive information with or from third parties.

Cyber-attacks, denial-of-service attacks, ransomware attacks, business email compromises, computer malware, viruses, social engineering (including phishing) and other malicious internet-based activity are prevalent in our industry and our customers' industries and such attacks continue to increase. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory and other cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. We also utilize third-party providers to host, transmit, or otherwise process electronic data in connection with our business activities. We or our vendors and business partners may experience social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, unavailable systems, unauthorized access or disclosure due to employee or other theft or misuse, denial-of-service attacks, sophisticated attacks by nation-state and nation-state supported actors, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, and other similar threats. Ransomware attacks, including by organized criminal threat actors, nation-states, nation-state-supported actors, and "hacktivists," are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners' supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems (including our product) or the third-party information technology systems that support us and our services. Remote work has also become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information, or our technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our platform. Any actual or potential security breach of our C3 AI Software, our operational systems, our physical facilities, or the systems or facilities of our partners, or the perception that one has occurred, could result in adverse consequences, such as litigation, indemnity obligations, regulatory enforcement actions, investigations, fines, penalties, mitigation and remediation costs, disputes, reputational harm, diversion of management's attention, and other liabilities and damage to our business. Even though we do not control the security measures of third parties, we may be perceived or asserted to be responsible for any breach of such measures or suffer reputational harm even where we do not have recourse to the third party that caused the breach. In addition, any failure by our partners to comply with applicable law or regulations could result in proceedings against us by governmental entities or others, with further financial, operational, and reputational damage. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

The costs to respond to a security breach and/or to mitigate any security vulnerabilities that may be identified could be significant, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service, negative publicity, and other harm to our business and our competitive position. We could be required to fundamentally change our business activities and practices in response to a security breach or related regulatory actions or litigation, which could have an adverse effect on our business. In addition, laws, regulations, government guidance, and industry standards and practices in the United States and elsewhere are rapidly evolving to combat these threats. We may face increased compliance burdens regarding such requirements from regulators and customers regarding our products and services and also incur additional costs for oversight and monitoring of security risks relating to our own supply chain. For example, we have contractual and legal obligations to notify relevant stakeholders of security breaches. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and others of security breaches involving certain types of data. In addition, our agreements with certain customers and partners may require us to notify them in the event of a security breach involving customer or partner data on our systems or those of subcontractors Processing customer or partner data on our behalf. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures, and require us to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach may cause us to breach customer contracts. Our agreements with certain customers may require us to use industry-standard, reasonable, or other specified measures to safeguard sensitive personal information or confidential information, and any actual or perceived breach of such measures may increase the likelihood and frequency of customer audits under our agreements, which is likely to increase the costs of doing business. An actual or perceived security breach could lead to claims by our customers, or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action or our customers could end their relationships with us. There can be no assurance that any limitations of liability in our contracts, which we have in certain agreements, would be enforceable or adequate or would otherwise protect us from liabilities, damages, or claims related to our data privacy and security obligations.

We and a number of our vendors and business partners have previously been, and may in the future become, the target of cyber-attacks by third parties seeking unauthorized access to our or our customers' data or to disrupt our operations or ability to provide our services. While we have been successful in preventing such unauthorized access and disruption in the past, we may not continue to be successful against these or other attacks in the future. Despite our efforts to ensure the security, privacy, integrity, confidentiality, availability, and authenticity information technology networks and systems, processing and information, we may not be able to anticipate or to implement effective preventive and remedial measures against all data security and privacy threats. We cannot guarantee that the recovery systems, security protocols, network protection mechanisms and other security measures that we have integrated into our systems, networks and physical facilities, which are designed to protect against, detect and minimize security breaches, or those of our vendors and business partners, will be adequate to prevent or detect service interruption, system failure data loss or theft, or other material adverse consequences. No security solution, strategy, or measures can address all possible security threats or block all methods of penetrating a network or otherwise perpetrating a security incident. The risk of unauthorized circumvention of our security measures or those of our third-party providers, clients and partners has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers who employ complex techniques, including without limitation, the theft or misuse of personal and financial information, counterfeiting, "phishing" or social engineering incidents, ransomware, extortion, publicly announcing security breaches, account takeover attacks, denial or degradation of service attacks, malware, fraudulent payment and identity theft. The techniques used to sabotage, disrupt or to obtain unauthorized access to our C3 AI Software, systems, networks, or physical facilities in which data is stored or through which data is transmitted change frequently, and we may be unable to implement adequate preventative measures or stop security breaches while they are occurring. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Litigation resulting from security breaches may adversely affect our business. Unauthorized access to our C3 AI Software, systems, networks, or physical facilities could result in litigation with our customers or other relevant stakeholders. These proceedings could force us to spend money in defense or settlement, divert management's time and attention, increase our costs of doing business, or adversely affect our reputation. We could be required to fundamentally change our business activities and practices or modify our C3 AI Software capabilities in response to such litigation, which could have an adverse effect on our business. If a security breach were to occur, and the confidentiality, integrity or availability of our data or the data of our partners or our customers was disrupted, we could incur significant liability, or our C3 AI Software, systems, or networks may be perceived as less desirable, which could negatively affect our business and damage our reputation.

We may not have adequate insurance coverage for security incidents or breaches, including fines, judgments, settlements, penalties, costs, attorney fees and other impacts that arise out of incidents or breaches. Depending on the facts and circumstances of such an incident, the damages, penalties and costs could be significant and may not be covered by insurance or could exceed our applicable insurance coverage limits. If the impacts of a security incident or breach, or the successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), it could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to all or part of any future claim or loss. Our risks are likely to increase as we continue to expand our C3 AI Software, grow our customer base, and store, transmit, and otherwise Process increasingly large amounts of proprietary and sensitive data.

*We could suffer disruptions, outages, defects, and other performance and quality problems with our C3 AI Software or with the public cloud and internet infrastructure on which it relies.*

Our business depends on our C3 AI Software to be available without disruption. We have experienced, and may in the future experience, disruptions, outages, defects, and other performance and quality problems with our C3 AI Software. We have also experienced, and may in the future experience, disruptions, outages, defects, and other performance and quality problems with the public cloud and internet infrastructure on which our C3 AI Software relies. These problems can be caused by a variety of factors, including introductions of new functionality, vulnerabilities and defects in proprietary and open source software, human error or misconduct, capacity constraints, design limitations, as well as from internal and external security breaches, malware and viruses, ransomware, cyber events, denial or degradation of service attacks or other security-related incidents.

Further, if our contractual and other business relationships with our public cloud providers are terminated, suspended, or suffer a material change to which we are unable to adapt, such as the elimination of services or features on which we depend, we could be unable to provide our C3 AI Software and could experience significant delays and incur additional expense in transitioning customers to a different public cloud provider.

Any disruptions, outages, defects, and other security performance and quality problems with our C3 AI Software or with the public cloud and internet infrastructure on which it relies, or any material change in our contractual and other business relationships with our public cloud providers, could result in reduced use of our C3 AI Software, increased expenses, including significant, unplanned capital investments and/or service credit obligations, and harm to our brand and reputation, any of which could have a material adverse effect on our business, financial condition, reputation and results of operations.

*We rely on third-party service providers to host and deliver our C3 AI Software, and any interruptions or delays in these services could impair our C3 AI Software and harm our business.*

We currently serve our customers from third-party data center hosting facilities located in the United States, Asia, and Europe. Our operations depend, in part, on our third-party facility providers' ability to protect these facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. In the event that our data center arrangements are terminated, or if there are any lapses of service or damage to a center, we could experience lengthy interruptions in our C3 AI Software as well as delays and additional expenses in making new arrangements.

We designed our system infrastructure and procure and own or lease the computer hardware used for our C3 AI Software. Design and mechanical errors, spikes in usage volume, and failure to follow system protocols and procedures could cause our systems to fail, resulting in interruptions in our C3 AI Software. Any interruptions or delays in our service, whether as a result of third-party error, our own error, natural disasters, or security breaches, whether accidental or willful, could harm our relationships with our customers and cause our revenue to decrease and/or our expenses to increase. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue, subject us to liability and cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could materially adversely affect our business.

### *We may face exposure to foreign currency exchange rate fluctuations.*

We sell to customers globally and have international operations primarily in Europe. As we continue to expand our international operations, we will become more exposed to the effects of fluctuations in currency exchange rates. Although the majority of our cash generated from revenue is denominated in U.S. dollars, a small amount is denominated in foreign currencies, and our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations. For the fiscal years ended April 30, 2023 and 2022, 8% and 13% of our revenue, respectively, were denominated in currencies other than U.S. dollars. For the fiscal years ended April 30, 2023 and 2022, 5% and 5% of our expenses, respectively, were denominated in currencies other than U.S. dollars. Because we conduct business in currencies other than U.S. dollars but report our results of operations in U.S. dollars, we also face remeasurement exposure to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could materially impact our results of operations. Therefore, increases in the value of the U.S. dollar and decreases in the value of foreign currencies could result in the dollar equivalent of our revenue being lower. We do not currently maintain a program to hedge exposures to non-U.S. dollar currencies.

### *Sales to government entities and highly regulated organizations are subject to a number of challenges and risks.*

We sell to U.S. federal, state, local, and foreign governmental agency customers, as well as to customers in highly regulated industries such as financial services, telecommunications, and healthcare. Sales to such entities are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive, and time consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and restrict our ability to sell into the government sector. Government demand and payment for our C3 AI Software is affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our C3 AI Software.

Further, governmental and highly regulated entities may demand contract terms that differ from our standard arrangements and may be less favorable than terms agreed with other customers. In our experience, government entities often require shorter term subscriptions than our private sector customers due to budget cycles, making one-year subscriptions not uncommon. Government entities and highly regulated organizations typically have longer implementation cycles, sometimes require acceptance provisions that can lead to a delay in revenue recognition, can have more complex IT and data environments, and may expect greater payment flexibility from vendors.

Contracts with governmental entities may also include preferential pricing terms, such as "most favored customer" pricing. In the event that we are successful in being awarded a government contract, the award may be subject to appeals, disputes, or litigation, including but not limited to bid protests by unsuccessful bidders.

As a government contractor or subcontractor, we must comply with laws, regulations, and contractual provisions relating to the formation, administration, and performance of government contracts and inclusion on government contract vehicles, which affect how we and our partners do business with government agencies. As a result of actual or perceived noncompliance with government contracting laws, regulations, or contractual provisions, we may be subject to non-ordinary course audits and internal investigations, which may prove costly to our business, divert management time, or limit our ability to continue selling our products and services to our government customers. These laws and regulations may impose other added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our partners, downward contract price adjustments or refund obligations, civil or criminal penalties, and termination of contracts and suspension or debarment from government contracting for a period of time with government agencies. Any such damages, penalties, disruption, or limitation in our ability to do business with a government would adversely impact, and could have a material adverse effect on, our business, results of operations, financial condition, public perception and growth prospects.

Governmental and highly regulated entities may have statutory, contractual, or other legal rights to terminate contracts with us or our partners for convenience or for other reasons. Any such termination may adversely affect our ability to contract with other government customers as well as our reputation, business, financial condition, and results of operations. All these factors can add further risk to business conducted with these customers. If sales expected from a government entity or highly regulated organization for a particular period are not realized in that period or at all, our business, financial condition, results of operations, and growth prospects could be materially and adversely affected.

***Our business could be adversely affected if our employees cannot obtain and maintain required security clearances, we cannot obtain and maintain a required facility security clearance, or we do not comply with legal and regulatory obligations regarding the safeguarding of classified information.***

One of our U.S. government contracts requires our employees to maintain security clearances, and also requires us to comply with the DoD security rules and regulations. The DoD has strict security clearance requirements for personnel who perform work in support of classified programs. In general, access to classified information, technology, facilities, or programs are subject to additional contract oversight and potential liability. In the event of a security incident involving classified information, technology, facilities, or programs, or personnel holding clearances, we may be subject to legal, financial, operational and reputational harm. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit, and retain employees who already hold security clearances. If our employees are unable to obtain security clearances in a timely manner, or at all, or if our employees who hold security clearances are unable to maintain their clearances or terminate employment with us, then a customer requiring classified work could terminate an existing contract or decide not to renew the contract upon its expiration. To the extent we are not able to obtain or maintain a facility security clearance, we may not be able to bid on or win new classified contracts, and our existing contract (and any future contracts we may subsequently obtain) requiring a facility security clearance could be terminated.

***If we are unable to achieve and sustain a level of liquidity sufficient to support our operations and fulfill our obligations, our business, operating results and financial position could be adversely affected.***

We actively monitor and manage our cash and cash equivalents so that sufficient liquidity is available to fund our operations and other corporate purposes. In the future, increased levels of liquidity may be required to adequately support our operations and initiatives and to mitigate the effects of business challenges or unforeseen circumstances. If we are unable to achieve and sustain such increased levels of liquidity, we may suffer adverse consequences including reduced investment in our C3 AI Software, difficulties in executing our business plan and fulfilling our obligations, and other operational challenges. Any of these developments could adversely affect our business, operating results and financial position.

*We may need additional capital, and we cannot be certain that additional financing will be available on favorable terms, or at all.*

Historically, we have funded our operations and capital expenditures primarily through equity issuances and cash generated from our operations. Although we currently anticipate that our existing cash and cash equivalents and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance, and condition of the capital markets at the time we seek financing. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may sell Class A common stock, convertible securities, and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our Class A common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, development efforts and to respond to business challenges could be significantly impaired, and our business, operating results and financial condition may be adversely affected.

*We may acquire other businesses or receive offers to be acquired, which could require significant management attention, disrupt our business or dilute stockholder value.*

We have in the past made, and may in the future make, acquisitions of other companies, products, and technologies. We have limited experience in acquisitions. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Any acquisitions we complete may not ultimately strengthen our competitive position or achieve our goals, and may be viewed negatively by customers, developers, or investors. In addition, we may not be able to integrate acquired businesses successfully or effectively manage the combined company following an acquisition. If we fail to successfully integrate our acquisitions, or the people or technologies associated with those acquisitions, into our company, the results of operations of the combined company could be adversely affected. Any integration process will require significant time and resources, require significant attention from management and disrupt the ordinary functioning of our business, and we may not be able to manage the process successfully, which could harm our business. In addition, we may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges.

We may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock. The sale of equity to finance any such acquisitions could result in dilution to our stockholders. If we incur more debt, it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to flexibly operate our business.

*Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could adversely affect our financial results or financial condition.*

GAAP and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, such as revenue recognition, impairment of intangible assets, lease obligations, vendor allowances, tax matters and litigation, are complex and involve many subjective assumptions, estimates and judgments. Changes in accounting standards or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition. The implementation of new accounting standards could also require certain systems, internal process and other changes that could increase our operating costs.

***Increased scrutiny regarding environmental, employment, social, and governance matters could adversely impact our reputation, our ability to retain employees, and the willingness of customers and others to do business with us.***

There is increasing focus from investors, regulators, and other corporate stakeholders on corporate policies addressing environmental, employment, social, and governance matters. Stakeholder expectations regarding appropriate corporate conduct on these matters are continually evolving, as are expectations regarding appropriate methods and types of related corporate disclosure. Investors, regulators, or other corporate stakeholders may not be satisfied with our existing environmental, employment, social, and governance practices or those of our customers, strategic partners, or vendors. These stakeholders may also be dissatisfied with the pace at which any revisions to our practices or the practices of our customers, strategic partners, or vendors are adopted and implemented. Further, investors and other stakeholders may object to the societal costs or ethical or other implications, or the perceived costs or implications, associated with the use of our products made by one or more of our customers. If any of these events were to occur, our reputation, our ability to retain employees, and the willingness of customers and others to do business with us may be materially and adversely impacted. We may also incur additional costs and require additional resources, which could be material, to monitor, report, and comply with related corporate disclosure obligations in the future, whether those obligations are imposed by law, regulation, or market expectation.

Furthermore, if our competitors' corporate social responsibility performance is perceived to be better than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, employees and other stakeholders or our initiatives are not executed as planned, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

### Risks Related to Our International Operations

***We are continuing to expand our operations outside the United States, where we may be subject to increased business and economic risks that could harm our business.***

We have Customer-Entities in more than 15 countries, and 21% of our revenue for the fiscal year ended April 30, 2023 was generated from customers outside of North America. As of April 30, 2023, we had ten international sales locations, and we plan to add local sales support in further select international markets over time. We expect to continue to expand our international operations, which may include opening offices in new jurisdictions and providing our C3 AI Software in additional languages. Any new markets or countries into which we attempt to sell subscriptions to our C3 AI Software may not be receptive. For example, we may not be able to expand further in some markets if we are not able to satisfy certain government- and industry-specific requirements. In addition, our ability to manage our business and conduct our operations internationally in the future may require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems, and commercial markets. Future international expansion will require investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

- recruiting and retaining talented and capable employees outside the United States and maintaining our company culture across all of our offices;

- potentially different pricing environments, longer sales cycles, and longer accounts receivable payment cycles and collections issues;

- compliance with applicable international laws and regulations, including laws and regulations with respect to privacy, data protection, and consumer protection, and the risk of penalties to us and individual members of management or employees if our practices are deemed to be out of compliance;

- management of an employee base in jurisdictions that may not give us the same employment and retention flexibility as does the United States;

- operating in jurisdictions that do not protect intellectual property rights to the same extent as does the United States and the practical enforcement of such intellectual property rights outside of the United States;

- foreign government interference with our intellectual property that resides outside of the United States, such as the risk of changes in foreign laws that could restrict our ability to use our intellectual property;

- integration with partners outside of the United States;

- securing our locally operated systems and our data and the data of our customers and partners accessible from such jurisdictions;

- compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions, anti-money laundering laws and other regulatory limitations on our ability to provide our C3 AI Software in certain international markets;

- foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the United States;

- political and economic instability, including military actions affecting Russia, Ukraine and/or surrounding regions;

- COVID-19 or any other pandemics or epidemics that could result in decreased economic activity in certain markets, decreased use of our C3 AI Software, or in our decreased ability to import, export, or sell our C3 AI Software to existing or new customers in international markets;

- changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes, and other trade barriers;

- generally longer payment cycles and greater difficulty in collecting accounts receivable;

- double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and

- higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.

Political actions, including trade protection and national security policies of U.S. and foreign government bodies, such as tariffs, import or export regulations, including deemed export restrictions, trade and economic sanctions, quotas or other trade barriers and restrictions could affect our ability to provide our C3 AI Software to our Customers and generally fulfill our contractual obligations and have an adverse effect on our future business opportunities. For example, in response to Russian military actions related to Ukraine, the United States and certain allies have imposed economic sanctions and export control measures and may impose additional sanctions or export control measures, which have and could in the future result in, among other things, severe or complete restrictions on exports and other commerce and business dealings involving Russia, Belarus, certain regions of Ukraine, and/or particular entities and individuals. Such actions could limit or block the license of our C3 AI Software to persons or entities affiliated with Russia or countries acting in concert with Russia, and restrict access by C3 AI personnel located in Russia to our systems, negatively impacting future opportunities.

Further, due to political uncertainty and military actions involving Russia, Ukraine, and surrounding regions, we and the third parties upon which we rely may be vulnerable to a heightened risk of security breaches, computer malware, social-engineering attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, and other cyber-attacks, including attacks that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our C3 AI Software. These attacks are expected to occur in the future.

Some of our business partners also have international operations and are subject to the risks described above. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if our business partners are not able to successfully manage these risks.

Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business in international jurisdictions. We may be unable to keep current with changes in laws and regulations as they occur. Although we have implemented policies and procedures designed to support compliance with these laws and regulations, there can be no assurance that we will always maintain compliance or that all of our employees, contractors, partners, and agents will comply. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, we may need to relocate or cease operations in certain foreign jurisdictions.

*We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we are not in compliance with applicable laws.*

Certain of our C3 AI Software is subject to various restrictions under U.S. export control and trade and economic sanctions laws and regulations, including the U.S. Department of Commerce's Export Administration Regulations, or EAR, and various economic and trade sanctions regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control, or OFAC. U.S. export control and economic sanctions laws and regulations include restrictions or prohibitions on the sale or supply of certain AI platform and applications, services and technologies to U.S. embargoed or sanctioned countries, governments, persons, and entities. Further, U.S. export laws and regulations include broad licensing requirements, including requiring authorization for the export of certain items. In addition, various countries regulate the import of certain items, including through import permitting and licensing requirements and have enacted or could enact laws that could limit our ability to distribute our C3 AI Software or could limit our customers' ability to implement our C3 AI Software in those countries.

Changes in our C3 AI Software and, if required, obtaining the necessary export license or other authorization for a particular sale, or changes in export, sanctions, and import laws, may result in the delay or loss of sales opportunities, delay the introduction and sale of subscriptions to our C3 AI Software in international markets, prevent our customers with international operations from using our C3 AI Software or, in some cases, prevent the access or use of our C3 AI Software to and from certain countries, governments, persons, or entities altogether. Further, any change in export or import regulations, economic sanctions or related laws, shift in the enforcement or scope of existing regulations or change in the countries, governments, persons, or technologies targeted by such regulations could result in decreased use of our C3 AI Software or in our decreased ability to export or sell our C3 AI Software to existing or potential customers with international operations. Any decreased use of our C3 AI Software or limitation on our ability to export or sell our C3 AI Software would likely harm our business.

In addition, if our channel partners fail to obtain appropriate import, export, or re-export licenses or permits, we may also be adversely affected through reputational harm, as well as other negative consequences, including government investigations and penalties.

Even though we take precautions to ensure that we and our channel partners comply with all relevant regulations, any failure by us or our channel partners to comply with U.S. export control and economic sanctions laws and regulations or other laws could have negative consequences, including reputational harm, government investigations and substantial civil and criminal penalties (e.g., fines, incarceration for responsible employees and managers, and the possible loss of export or import privileges).

*We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and similar anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.*

We are subject to the FCPA, U.S. domestic bribery laws, the UK Bribery Act, and other anti-corruption and similar laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party business partners or intermediaries, representatives, and agents from authorizing, offering, or providing, directly or indirectly, improper payments or other benefits to government officials or others in the private sector in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. As we increase our international sales and business, our risks under these laws may increase.

As we increase our international sales and business and sales to the public sector, we may engage with third-party business partners and intermediaries to market our C3 AI Software and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party business partners or intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of our third-party business partners or intermediaries, our employees, representatives, contractors, and agents, even if we do not explicitly authorize such activities.

These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, our third-party business partners or intermediaries, employees, representatives, contractors, and agents may take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management, as well as significant defense costs and other professional fees. In addition, noncompliance with anti-corruption, or anti-bribery laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions against us, our officers, or our employees, disgorgement of profits, suspension or debarment from contracting with the U.S. government or other persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our reputation, business, stock price, financial condition, prospects and results of operations could be harmed.

### Risks Related to Taxes

***Our results of operations may be harmed if we are required to collect sales or other related taxes for our subscriptions in jurisdictions where we have not historically done so.***

We collect sales tax in a number of jurisdictions. One or more states or countries may seek to impose incremental or new sales, use, or other tax collection obligations on us. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, or other taxes could, among other things, result in substantial tax payments, create significant administrative burdens for us, discourage potential customers from subscribing to our C3 AI Software due to the incremental cost of any such sales or other related taxes, or otherwise harm our business.

***We may be subject to liabilities on past sales for taxes, surcharges, and fees.***

We currently collect and remit applicable sales tax in jurisdictions where we, through our employees, have a presence and where we have determined, based on legal precedents in the jurisdiction, that sales of our C3 AI Software are classified as taxable. We do not currently collect and remit other state and local excise, utility, user, and ad valorem taxes, fees or surcharges that may apply to our customers. We believe that we are not otherwise subject to, or required to collect, any additional taxes, fees or surcharges imposed by state and local jurisdictions because we do not have a sufficient physical presence or "nexus" in the relevant taxing jurisdiction or such taxes, fees, or surcharges do not apply to sales of our C3 AI Software in the relevant taxing jurisdiction. However, there is uncertainty as to what constitutes sufficient physical presence or nexus for a state or local jurisdiction to levy taxes, fees, and surcharges for sales made over the internet, and there is also uncertainty as to whether our characterization of our C3 AI Software as not taxable in certain jurisdictions will be accepted by state and local taxing authorities. Additionally, we have not historically collected value-added tax, or VAT, or goods and services tax, or GST, on sales of our C3 AI Software, generally, because we make almost all of our sales through our office in the United States, and we believe, based on information provided to us by our customers, that most of our sales are made to business customers.

Taxing authorities may challenge our position that we do not have sufficient nexus in a taxing jurisdiction or that our C3 AI Software is exempt from use, telecommunications, VAT, GST, and other taxes, which could result in increased tax liabilities for us or our customers, which could harm our business.

The application of indirect taxes (such as sales and use tax, VAT, GST, business tax, and gross receipt tax) to businesses that transact online, such as ours, is a complex and evolving area. Following the recent U.S. Supreme Court decision in *South Dakota v. Wayfair, Inc.*, states are now free to levy taxes on sales of goods and services based on an "economic nexus," regardless of whether the seller has a physical presence in the state. As a result, it may be necessary to reevaluate whether our activities give rise to sales, use, and other indirect taxes as a result of any nexus in those states in which we are not currently registered to collect and remit taxes. Additionally, we may need to assess our potential tax collection and remittance liabilities based on existing economic nexus laws' dollar and transaction thresholds. We continue to analyze our exposure for such taxes and liabilities. The application of existing, new, or future laws, whether in the United States or internationally, could harm our business. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business.

### *We may have exposure to greater than anticipated tax liabilities, which could harm our business.*

While to date we have not incurred significant income taxes in operating our business, we are subject to income taxes in the United States and various jurisdictions outside of the United States. Our effective tax rate could fluctuate due to changes in the proportion of our earnings and losses in countries with differing statutory tax rates. Our tax expense could also be impacted by changes in non-deductible expenses, changes in excess tax benefits of stock-based or other compensation, changes in the valuation of, or our ability to use, deferred tax assets and liabilities, the applicability of withholding taxes, and effects from acquisitions.

The provision for taxes on our financial statements could also be impacted by changes in accounting principles, changes in U.S. federal, state, or international tax laws applicable to corporate multinationals such as the recent legislation enacted in the United States, other fundamental changes in law currently being considered by many countries and changes in taxing jurisdictions' administrative interpretations, decisions, policies and positions.

We are subject to review and audit by U.S. federal, state, local, and foreign tax authorities. Such tax authorities may disagree with tax positions we take, and if any such tax authority were to successfully challenge any such position, our business could be harmed. We may also be subject to additional tax liabilities due to changes in non-income based taxes resulting from changes in federal, state, or international tax laws, changes in taxing jurisdictions' administrative interpretations, decisions, policies, and positions, results of tax examinations, settlements, or judicial decisions, changes in accounting principles, changes to our business operations, including acquisitions, as well as the evaluation of new information that results in a change to a tax position taken in a prior period.

### *Our ability to use our net operating losses and certain other tax attributes to offset future taxable income or taxes may be subject to certain limitations.*

As of April 30, 2023, we had net operating loss carryforwards, or NOLs, for U.S. federal and state purposes of $487.6 million and $187.8 million, respectively, which may be available to offset taxable income in the future, and portions of which expire in various years beginning in 2029. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire. Under the Tax Cuts and Jobs Act of 2017, or the Tax Act, as modified by the CARES Act, federal NOLs incurred in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs in tax years beginning after December 31, 2020 is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an "ownership change" (as defined under Sections 382 and 383 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOLs and certain other tax attributes to offset post-change taxable income or taxes. We may experience a future ownership change under Section 382 of the Code that could affect our ability to utilize our NOLs to offset our income. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, on June 29, 2020, the Governor of California signed into law the 2020 Budget Act which temporarily suspends the utilization of NOLs and limits the utilization of research credits to $5.0 million annually for 2020, 2021, and 2022. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our operating results and financial condition.

**Risks Related to Our Intellectual Property**

*We are currently, and may be in the future, party to intellectual property rights claims and other litigation matters, which, if resolved adversely, could harm our business.*

We primarily rely and expect to continue to rely on a combination of patent, patent licenses, trade secret, domain name protection, trademark, and copyright laws, as well as confidentiality and license agreements with our employees, consultants, and third parties, to protect our intellectual property and proprietary rights. From time to time, we are subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. As we face increasing competition and gain an increasingly high profile, the possibility of intellectual property rights claims, commercial claims, and other assertions against us grows. We have in the past been, and may from time to time in the future become, a party to litigation and disputes related to our intellectual property, our business practices, and our C3 AI Software. While we intend to defend any lawsuit vigorously, litigation can be costly and time consuming, divert the attention of our management and key personnel from our business operations, and dissuade potential customers from subscribing to our C3 AI Software, which would harm our business. Furthermore, with respect to lawsuits, there can be no assurances that favorable outcomes will be obtained. We may need to settle litigation and disputes on terms that are unfavorable to us, or we may be subject to an unfavorable judgment that may not be reversible upon appeal. The terms of any settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, our agreements with customers or partners typically include certain provisions for indemnifying them against liabilities if our C3 AI Software infringes a third party's intellectual property rights, including in the third-party open source software components included in our C3 AI Software, which indemnification obligations could require us to make payments to our customers. During the course of any litigation or dispute, we may make announcements regarding the results of hearings and motions and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our Class A common stock may decline. With respect to any intellectual property rights claim, we may have to seek a license to continue practices found to be in violation of third-party rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such practices may not be available to us at all, and we may be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative, non-infringing technology or practices could require significant effort and expense. Our business could be harmed as a result.

*Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.*

Our agreements with customers and other third parties generally include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, or other liabilities relating to or arising from our software, services, or other contractual obligations. Large indemnity payments could harm our business, results of operations, and financial condition. Although we normally contractually limit our liability with respect to such indemnity obligations, generally, those limitations may not be fully enforceable in all situations, and we may still incur substantial liability under those agreements. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business and results of operations.

***Our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets.***

As of April 30, 2023, we have 16 issued patents in the United States, 12 issued counterpart patents in a number of international jurisdictions, over 37 patent applications pending in the United States, and 70 patent applications pending internationally. Our issued patents expire beginning in 2033 through 2039. The pending patent applications are presently undergoing examination or expected to undergo examination in the near future. These patents and patent applications seek to protect our proprietary inventions relevant to our business, in addition to other proprietary technologies which are maintained as trade secrets. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. We make business decisions about when to seek patent protection for a particular technology and when to rely upon copyright or trade secret protection, and the approach we select may ultimately prove to be inadequate. Even in cases where we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our C3 AI Software. In addition, we believe that the protection of our trademark rights is an important factor in AI platform and application recognition, protecting our brand and maintaining goodwill. If we do not adequately protect our rights in our trademarks from infringement and unauthorized use, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. Third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge our proprietary rights, pending and future patent, trademark and copyright applications may not be approved, and we may not be able to defend against or prevent infringement without incurring substantial expense. We have also devoted substantial resources to the development of our proprietary technologies and related processes. In order to protect our proprietary technologies and processes, we rely in part on trade secret laws and confidentiality agreements with our employees, consultants, and third parties. These agreements may not effectively prevent unauthorized disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights or develop similar technologies and processes. Further, laws in certain jurisdictions may afford little or no trade secret protection, and any changes in, or unexpected interpretations of, the intellectual property laws in any country in which we operate may compromise our ability to enforce our intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. If the protection of our proprietary rights is inadequate to prevent use or appropriation by third parties, the value of our C3 AI Software, brand, and other intangible assets may be diminished, and competitors may be able to more effectively replicate our C3 AI Software. Any of these events would harm our business.

***Our use of third-party open source software could negatively affect our ability to offer and sell subscriptions to our C3 AI Software and subject us to possible litigation.***

A portion of the technologies we use incorporates third-party open source software, and we may incorporate third-party open source software in our solutions in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and requesting compliance with the open source software license terms. Accordingly, we may be subject to suits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with the applicable open source licensing terms. Some open source software licenses require end users who use, distribute or make available across a network software and services that include open source software to offer aspects of the technology that incorporates the open source software for no cost. We may also be required to make publicly available source code (which in some circumstances could include valuable proprietary code) for modifications or derivative works we create based upon, incorporating or using the open source software and/or to license such modifications or derivative works under the terms of the particular open source license. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification of our licensed software. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable proprietary source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the terms of their licenses, including claims of intellectual property rights infringement or for breach of contract. Furthermore, there exists today an increasing number of types of open source software licenses, almost none of which have been tested in courts of law to provide guidance of their proper legal interpretations. If we were to receive a claim of non-compliance with the terms of any of these open source licenses, we could be required to incur significant legal expenses defending against those allegations and could be subject to significant damages, enjoined from offering or selling our solutions that contained the open source software, and required to comply with the foregoing conditions, and we may be required to publicly release certain portions of our proprietary source code. We could also be required to expend substantial time and resources to re-engineer some of our software. Any of the foregoing could disrupt and harm our business.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our C3 AI Software. Any of the foregoing could harm our business and could help our competitors develop platforms and applications that are similar to or better than ours.

***Because of the characteristics of open source software, there may be fewer technology barriers to entry by new competitors and it may be relatively easy for new and existing competitors with greater resources than we have to compete with us.***

One of the characteristics of open source software is that the governing license terms generally allow liberal modifications of the code and distribution thereof to a wide group of companies and/or individuals. As a result, others could easily develop new platforms and applications based upon those open source programs that compete with existing open source software that we support and incorporate into our C3 AI Software. Such competition with use of the open source projects that we utilize can materialize without the same degree of overhead and lead time required by us, particularly if the customers do not value the differentiation of our proprietary components. It is possible for new and existing competitors with greater resources than ours to develop their own open source software or hybrid proprietary and open source software offerings, potentially reducing the demand for, and putting price pressure on, our C3 AI Software. In addition, some competitors make open source software available for free download and use or may position competing open source software as a loss leader. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressure and/or the availability of open source software will not result in price reductions, reduced operating margins and loss of market share, any one of which could seriously harm our business.

***If open source software programmers, many of whom we do not employ, or our own internal programmers do not continue to develop and enhance open source technologies, we may be unable to develop new technologies, adequately enhance our existing technologies or meet customer requirements for innovation, quality and price.***

We rely to a significant degree on a number of open source software programmers, or committers and contributors, to develop and enhance components of our C3 AI Software. Additionally, members of the corresponding Apache Software Foundation Project Management Committees, or PMCs, many of whom are not employed by us, are primarily responsible for the oversight and evolution of the codebases of important components of the open source data management ecosystem. If the open source data management committees and contributors fail to adequately further develop and enhance open source technologies, or if the PMCs fail to oversee and guide the evolution of open source data management technologies in the manner that we believe is appropriate to maximize the market potential of our solutions, then we would have to rely on other parties, or we would need to expend additional resources, to develop and enhance our C3 AI Software. We also must devote adequate resources to our own internal programmers to support their continued development and enhancement of open source technologies, and if we do not do so, we may have to turn to third parties or experience delays in developing or enhancing open source technologies. We cannot predict whether further developments and enhancements to these technologies would be available from reliable alternative sources. In either event, we may incur additional development expenses and experience delays in technology release and upgrade. Delays in developing, completing, or delivering new or enhanced components to our C3 AI Software could cause our offerings to be less competitive, impair customer acceptance of our solutions, and result in delayed or reduced revenue for our solutions.

***Our software development and licensing model could be negatively impacted if the Apache License, Version 2.0 is not enforceable or is modified so as to become incompatible with other open source licenses.***

Components of our C3 AI Software have been provided under the Apache License 2.0. This license states that any work of authorship licensed under it, and any derivative work thereof, may be reproduced and distributed provided that certain conditions are met. It is possible that a court would hold this license to be unenforceable or that someone could assert a claim for proprietary rights in a program developed and distributed under it. Any ruling by a court that this license is not enforceable, or that we may not reproduce or distribute those open source software components as part of our C3 AI Software, may negatively impact our distribution or development of all or a portion of our solutions. In addition, at some time in the future it is possible that the license terms under which important components of the open source projects in our C3 AI Software is distributed may be modified, which could, among other consequences, negatively impact our continuing development or distribution of the software code subject to the new or modified license.

Further, full utilization of our C3 AI Software may depend on software, applications, hardware and services from various third parties, and these items may not be compatible with our C3 AI Software and its development or may not be available to us or our customers on commercially reasonable terms, or at all, which could harm our business.

**Risks Related to Ownership of Our Class A Common Stock**

***The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment.***

The trading price of our Class A common stock has been and will likely continue to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock. Factors that could cause fluctuations in the trading price of our Class A common stock include the risk factors set forth in this section as well as the following:

- price and volume fluctuations in the overall stock market from time to time;

- high volume retail trading by participants connected in a social network;

- volatility in the trading prices and trading volumes of technology stocks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- sales of shares of our Class A common stock by us or our stockholders;

61

- failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors, particularly in light of the significant portion of our revenue derived from a limited number of customers;

- changes in our financial, operating or other metrics, regardless of whether we consider those metrics as reflective of the current state or long-term prospects of our business, and how those results compare to securities analyst expectations, including whether those results fail to meet, exceed, or significantly exceed securities analyst expectations, particularly in light of the significant portion of our revenue derived from a limited number of customers;

- announcements by us or our competitors of new products, applications, features, or services;

- the public's reaction to our press releases, other public announcements, and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry, which may include short seller reports;

- actual or anticipated changes in our results of operations or fluctuations in our results of operations;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

- actual or perceived privacy or data security incidents;

- developments or disputes concerning our intellectual property or other proprietary rights;

- announced or completed acquisitions of businesses, applications, products, services, or technologies by us or our competitors;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations, or principles;

- any significant change in our management;

- general political and economic conditions and slow or negative growth of our markets; and

- technical factors in the public trading market for our stock that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites), the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock and other technical trading factors.

Accordingly, we cannot assure you of the liquidity of an active trading market, your ability to sell your shares of our Class A common stock when desired, or the prices that you may obtain for your shares of our Class A common stock. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares of our Class A common stock and may impair our ability to acquire or make investments in complementary companies, products, or technologies by using shares of our common stock as consideration.

In addition, in the past, following periods of volatility in the overall market and in the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. For example, in March 2022, we and certain of our current and former officers and directors were sued in a putative class action lawsuit alleging violations of the federal securities laws for allegedly making material misstatements or omissions about our partnership with Baker Hughes and other strategic alliances, our market potential, and the uptake of our products. Securities litigation against us could result in substantial costs and a diversion of our management's attention and resources. We may be the target of additional litigation of this type in the future as well.

***Short sellers may engage in manipulative activity intended to drive down the market price of our Class A common stock, which could also result in related regulatory and governmental scrutiny, among other effects.***

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of later buying lower priced identical securities to return to the lender. Accordingly, it is in the interest of a short seller of our Class A common stock for the price to decline. At any time, short sellers may publish, or arrange for the publication of, opinions or characterizations that are intended to create negative market momentum. Issuers, like us, whose securities have historically had limited trading history or volumes and/or have been susceptible to relatively high volatility levels can be vulnerable to such short seller attacks. Short selling reports can cause increased volatility in an issuer's stock price, and result in regulatory and governmental inquiries. On April 4, 2023, a short seller report was published which contained certain allegations against us. Any inquiry or formal investigation from a governmental organization or other regulatory body, including any inquiry from the SEC or the U.S. Department of Justice, could result in a material diversion of our management's time and could have a material adverse effect on our business and results of operations.

***The dual class structure of our common stock has the effect of concentrating voting control with the holders of our Class B common stock, limiting your ability to influence corporate matters.***

Our Class B common stock has 50 votes per share, and our Class A common stock has one vote per share. As of April 30, 2023, Mr. Siebel and related entities beneficially owned approximately 87.8% of our Class B common stock and approximately 21.8% of our outstanding Class A common stock, resulting in beneficial ownership of capital stock representing approximately 56.2% of the voting power of our outstanding capital stock. Therefore, Mr. Siebel has control over our management and affairs and over all matters requiring stockholder approval, including election of directors and significant corporate transactions, such as a merger or other sale of us or our assets. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common stock could be adversely affected.

Each share of Class B common stock will be automatically converted into one share of Class A common stock upon the earliest of (1) the date that is six months following the death or incapacity of Mr. Siebel, (2) the date that is six months following the date that Mr. Siebel is no longer providing services to us as an officer, employee, director, or consultant, (3) December 11, 2040, and (4) the date specified by the holders of a majority of the then outstanding shares of Class B common stock, voting as a separate class. Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, Mr. Siebel retains a significant portion of his holdings of Class B common stock for an extended period of time, he could, in the future, control a majority of the combined voting power of our Class A and Class B common stock. As a board member, Mr. Siebel owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Mr. Siebel is entitled to vote his shares in his own interests, which may not always be in the interests of our stockholders generally.

FTSE Russell and Standard & Poor's do not allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities "with unequal voting structures" in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. In addition, other stock indices may take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and would make our Class A common stock less attractive to other investors. As a result, the trading price and volume of our Class A common stock could be adversely affected.

***Substantial future sales of shares of our Class A common stock and Class B common stock by existing holders in the public market could cause the market price of our Class A common stock to decline.***

Sales of a substantial number of shares of our Class A common stock and Class B common stock (after automatically converting to Class A common stock) in the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could depress the market price of our Class A common stock.

In addition, as of April 30, 2023, there were 28,432,805 shares of Class A common stock subject to outstanding options under our Amended and Restated 2012 Equity Incentive Plan and 27,408,618 shares of Class A common stock subject to equity awards outstanding under our 2020 Equity Incentive Plan. We have registered all of the shares of Class A common stock issuable upon exercise of outstanding options and upon exercise or settlement of any options or other equity incentives we may grant in the future for public resale under the Securities Act. Accordingly, these shares will become eligible for sale in the public market to the extent any such equity awards are exercised or settled for shares of Class A common stock, subject to compliance with applicable securities laws. In addition, certain of our stockholders have registration rights that would require us to register shares owned by them for public sale in the United States.

Sales of our shares could also impair our ability to raise capital through the sale of additional equity securities in the future and at a price we deem appropriate. These sales could also cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.

***Provisions in our constituent documents and Delaware law may prevent or frustrate attempts by our stockholders to change our management or hinder efforts to acquire a controlling interest in us, and the market price of our Class A common stock may be lower as a result.***

There are provisions in our certificate of incorporation and bylaws that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by our stockholders. These include provisions:

- establishing a classified board of directors so that not all members of our board of directors are elected at one time;

- permitting our board of directors to establish the number of directors and fill any vacancies and newly created directorships;

- providing that directors may only be removed for cause;

- prohibiting cumulative voting for directors;

- requiring super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

- authorizing the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

- eliminating the ability of stockholders to call special meetings of stockholders;

- prohibiting stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders; and

- our dual class common stock structure as described above.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our certificate of incorporation or our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock and could also affect the price that some investors are willing to pay for our Class A common stock.

***Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers or employees.***

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (3) any action asserting a claim against us arising under any provision of the Delaware General Corporation Law, or the certificate of incorporation or the amended and restated bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation further provides that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act. Accordingly, both state and federal courts have jurisdiction to entertain such claims. While the Delaware courts have determined that such choice of forum provisions are facially valid and several state trial courts have enforced such provisions and required that suits asserting Securities Act claims be filed in federal court, there is no guarantee that courts of appeal will affirm the enforceability of such provisions and a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with litigating Securities Act claims in state court, or both state and federal court, which could seriously harm our business, financial condition, results of operations, and prospects.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

***Our Class A common stock market price and trading volume could decline if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business.***

The trading market for our Class A common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price and trading volume of our Class A common stock to decline.

*We will continue to incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies in the United States, which may harm our business.*

As a public company listed in the United States, we have incurred and expect to continue to incur significant additional legal, accounting, and other expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the New York Stock Exchange, may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts, we fail to comply with new laws, regulations, and standards, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events would also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as members of senior management.

**General Risks**

*If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.*

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the New York Stock Exchange. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems, and controls to accommodate such changes. We have limited experience with implementing the systems and controls necessary to operate as a public company, as well as adopting changes in accounting principles or interpretations mandated by the relevant regulatory bodies. Additionally, if these new systems, controls, or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

We are required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm is also required to formally attest to the effectiveness of our internal control over financial reporting. Our compliance with Section 404 requires that we incur substantial accounting expense and expend significant management efforts. We currently have an external audit group and have hired additional accounting and financial staff. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and update the systems and process documentation necessary to perform the evaluation needed to comply with Section 404. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business, financial condition and results of operations and could cause a decline in the market price of our Class A common stock.

### *We may be involved in legal proceedings that have a negative impact on our business.*

From time to time, we are involved in legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial or intellectual property disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management's attention and resources, which might seriously harm our business, financial condition, and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us (including premium increases or the imposition of large deductible or co-insurance requirements). A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position, and results of operations. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

### *Our business could be disrupted by catastrophic events.*

Occurrence of any catastrophic event, including earthquake, fire, flood, tsunami, or other weather event (many of which are becoming more acute and frequent as a result of global climate change), power loss, telecommunications failure, software or hardware malfunctions, pandemics (such as the COVID-19 pandemic), political unrest, geopolitical instability, cyberattack, war, or terrorist attack, could result in lengthy interruptions in our service. In particular, our U.S. headquarters are located in the San Francisco Bay Area, a region known for seismic activity and wild fires, and our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster. In addition, acts of terrorism could cause disruptions to the internet or the economy as a whole. Even with our disaster recovery arrangements, our service could be interrupted. If our systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver our C3 AI Software to our customers would be impaired, or we could lose critical data. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be harmed.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

**ITEM 2. PROPERTIES**

Our current principal executive office is located in Redwood City, California, which consists of approximately 283,015 square feet of space under a lease that expires in March 2033. As of April 30, 2023, we have acquired 217,522 square feet of space under this lease in several phases. The lease commencement date of other phases of this lease will be determined when the landlord delivers the additional leased space to us.

We lease 14 other offices around the world for our employees, including in Tysons, Virginia; New York City, New York; Chicago, Illinois; Houston, Texas; Atlanta, Georgia; Sydney, Australia; Paris, France; Munich, Germany; Rome, Italy; Amsterdam, Netherlands; Singapore; London, UK; Guadalajara, Mexico; and Bengaluru, India.

We lease all of our facilities and do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

**ITEM 3. LEGAL PROCEEDINGS**

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, we do not believe the ultimate resolution of the current matters will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, depending on the nature and timing of a given dispute, an unfavorable resolution could materially affect our current or future results of operations or cash flows.

For a description of our legal proceedings, refer to *Note 7. Commitments and Contingencies—Legal Proceedings* in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

**ITEM 4. MINE SAFETY DISCLOSURES**

None.

**PART II**

**ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUERS PURCHASES OF EQUITY SECURITIES**

*Market Information for Common Stock*

Our Class A common stock is traded on The New York Stock Exchange (the "NYSE") under the symbol "AI." The shares of Class A common stock and Class B common stock are identical, except with respect to voting, conversion, and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 50 votes. Class A and Class B common stock have a par value of $0.001 per share and are referred to as common stock throughout this Annual Report on Form 10-K, unless otherwise noted. Holders of common stock are entitled to receive any dividends as may be declared from time to time by the board of directors.

Shares of Class B common stock may be converted to Class A common stock at any time at the option of the stockholder. Each share of Class B common stock will be automatically converted into one share of Class A common stock upon the earliest of the following: (i) the date that is six months following the death or incapacity of Mr. Siebel; (ii) the date that is six months following the date that Mr. Siebel is no longer providing services to the Company as an officer, employee, director, or consultant; (iii) December 11, 2040, which is the twentieth anniversary of the completion of the IPO; or (iv) the date specified by the holders of a majority of the then outstanding shares of Class B common stock, voting as a separate class. Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock. Refer to *Note 9. Stockholders' Equity*, in the Notes to Consolidated Financial Statements included in *Part II, Item 8, "Financial Statements and Supplementary Data"*, of this Form 10-K for a discussion of our conversion of Class B common stock.

*Holders of Record*

As of June 6, 2023, there were 140 stockholders of record of our Class A common stock. Because many of our shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

*Dividend Policy*

We have never declared or paid any dividends on our common stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate declaring or paying dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in any debt agreements and other factors that our board of directors may deem relevant.

*Performance Graph*

*This performance graph shall not be deemed "soliciting material" or to be "filed" with the Securities Exchange Commission ("SEC") for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act.*

The following graph compares the cumulative total return to stockholders on our Class A common stock since December 9, 2020 (the date our Class A common stock commenced trading on the NYSE) relative to the cumulative total returns of the S&P 500 Index and the S&P 500 Information Technology Index over the same period. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our Class A common stock and in each index at the market close on December 9, 2020, and its relative performance is tracked through April 30, 2023. The initial public offering price of our Class A common stock, which had a closing stock price of $92.49 on December 9, 2020, was $42.00 per share.

The returns shown are based on historical results and are not intended to suggest future performance.



*Unregistered Sales of Equity Securities*

None.

*Issuer Purchases of Equity Securities*

The following table contains information relating to the repurchases of our Class A common stock made by us in the three months ended April 30, 2023 (in thousands, except for share and per share amounts).

| | Total Number of Shares Purchased [1] | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Programs | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program [2] |
|---|---|---|---|---|
| February 1 - February 28, 2023 | — | $ — | — | $ 85,000 |
| March 1 - March 31, 2023 | 3,884 | 4.56 | — | $ 85,000 |
| April 1 - April 30, 2023 | 9,315 | 10.56 | — | $ 85,000 |
| Total | 13,199 | $ 9.59 | — | |

(1) Includes shares of unvested Class A common stock that were repurchased by us from former employees upon termination of employment in accordance with the terms of the employees' stock option agreements. We purchased the shares from the former employees at the respective original exercise prices.

(2) In December 2021, our board of directors approved a stock repurchase program for the repurchase of up to $100.0 million of outstanding shares of Class A common stock over the course of 18 months. See *Note 9. Stockholders' Equity* for further information. Under the program, we may purchase stock in the open market or through privately negotiated transactions in accordance with applicable securities laws. The timing and actual amount of the stock repurchases will depend on several factors including price, capital availability, regulatory requirements, alternative investment opportunities and other market conditions. As of April 30, 2023, $85.0 million remained available for future repurchases under the program.

**ITEM 6. [RESERVED]**

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

*The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion, particularly information with respect to our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, includes forward-looking statements that involve risks and uncertainties as described under the heading "Special Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K. You should review the disclosure under the heading "Risk Factors" under Part I, Item 1A in this Annual Report on Form 10-K for a discussion of important factors that could cause our actual results to differ materially from those anticipated in these forward-looking statements. Unless the context otherwise requires, all references in this report to "C3.ai," "C3 AI," the "Company", "we," "our," "us," or similar terms refer to C3.ai, Inc. and its subsidiaries.*

*Unless otherwise stated, references to particular years, quarters, months or periods refer to our fiscal years ended April 30 and the associated quarters, months and periods of those fiscal years.*

*A discussion regarding our financial condition and results of operations for the fiscal year ended April 30, 2023 compared to the fiscal year ended April 30, 2022 is presented below. A discussion regarding our financial condition and results of operations for the fiscal year ended April 30, 2022 compared to the fiscal year ended April 30, 2021 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended April 30, 2022, filed with the Securities and Exchange Commission, or SEC, on June 23, 2022.*

**Overview**

C3 AI is an Enterprise AI application software company.

We have built an integrated family of software applications that enables our customers to rapidly develop, deploy, and operate large-scale Enterprise AI applications across any infrastructure. Customers can deploy C3 AI solutions on all major public cloud infrastructures, private cloud or hybrid environments, or directly on their servers and processors. We provide four primary families of software solutions, which we collectively refer to as our C3 AI Software:

- *C3 AI Platform,* our core technology, is a comprehensive, end-to-end application development and runtime environment that is designed to allow our customers to rapidly design, develop, and deploy Enterprise AI applications of any type.

- *C3 AI Applications,* built using the C3 AI Platform, is a portfolio of pre-built, extensible, industry-specific and application-specific SaaS Enterprise AI applications that can be rapidly installed and deployed.

- *C3 Generative AI Product Suite*, our latest innovation, combines the utility of LLMs, generative AI, reinforcement learning, natural language processing, and the C3 AI Platform to rapidly locate, retrieve, and present information, disparate data stores, applications, and enterprise information systems.

- *C3 AI Ex Machina* is a no-code, ML solution that empowers citizen data scientists with cloud-native, complete end-to-end capabilities, connecting to diverse data sources and types, enabling business analysts to rapidly perform data science tasks such as building, configuring, training, and visualizing AI models.

These solutions, and our patented model-driven architecture, enable organizations to simplify and accelerate Enterprise AI application development, deployment, and administration. We significantly reduce the effort and complexity of the AI software engineering problem.

*How We Generate Revenue*

We generate revenue primarily from the sale of software subscriptions, which accounted for 86%, 82% and 86% of our total revenue in the fiscal years ended April 30, 2023, 2022 and 2021, respectively. Our cloud-native software offerings allow us to manage, update, and monitor the software regardless of whether the software is deployed in our public cloud environment, in our customers' self-managed private or public cloud environments, or in a hybrid environment. Our subscription contracts are generally non-cancellable and non-refundable.

Historically we primarily recognize revenue from subscriptions on a ratable basis over the contract term or on a usage basis for consumption-based arrangements. In addition, customers typically pay a usage-based runtime fee for production use of our C3 AI Software for specified levels of capacity. Customers who choose to run the software in our cloud environment pay the hosting costs charged by our cloud providers. We announced a new consumption-based pricing model, beginning with a pilot phase which includes unlimited developer access to the C3 AI Platform, one C3 AI Application and COE support services. After the pilot phase ends, the customer has an option to convert to a month-to-month contract for C3 AI Software with a minimum fee and overages charged if the customer utilizes greater than a specified number of vCPU or vGPU hours in a month. Customers have the option to commit to a one-year, two-year or three-year term. Our subscriptions also include our maintenance and support services. Additionally, we offer premium stand-ready support services through our C3 AI COE which is included as part of the subscription when purchased.

We also generate revenue from professional services, which primarily include implementation services, training and prioritized engineering services. Professional services revenue represented 14%, 18% and 14% for the fiscal years ended April 30, 2023, 2022 and 2021, respectively. Our professional services are provided both onsite and remotely, and can include training, application design, project management, system design, data modeling, data integration, application design, development support, data science, and application and C3 AI Software administration support. Professional services fees are based on the level of effort required to perform the specified tasks and the services are typically provided under a fixed-fee engagement with defined deliverables and a duration of less than 12 months. We recognize revenue from our professional services over the period of delivery as services are performed.

Our total revenue grew to $266.8 million for the fiscal year ended April 30, 2023, representing a 6% increase compared to the prior fiscal year. Our subscription revenue grew to $230.4 million for the fiscal year ended April 30, 2023, representing a 11% increase compared to the prior fiscal year.

### *Go-to-Market Strategy*

Our go-to-market strategy has been historically focused on large organizations recognized as leaders in their respective industries or public sectors, and who are attempting to solve complicated business problems by digitally transforming their operations. These large organizations, or lighthouse customers, include companies and public agencies within the oil and gas, power and utilities, aerospace and defense, industrial products, life sciences, and financial services industries, among others. This has resulted in C3 AI powering some of the largest and most complex Enterprise AI applications worldwide. These lighthouse customers serve as proof points for other potential customers in their particular industries. As a result, we have a customer base of a relatively small number of large organizations that generate high average total subscription contract value, but we expect that, over time, as more customers adopt our technology based on the proof points provided by these lighthouse customers, the revenue represented by these customers will decrease as a percentage of total revenue. As our C3 AI Platform and much of our other C3 AI Software is industry agnostic, we also expect to expand into other industries as we grow.

In the second quarter of fiscal year 2023, we announced a change to our go-to-market strategy including a way for new customers to utilize our products at a smaller initial contract size and pay for services based on their monthly consumption of vCPU and vGPU hours. Customers generally begin with a two-quarter-long pilot which includes the necessary resources required to introduce the C3 AI Platform, C3 AI Applications and a desired product into their environment and receive necessary training to operate and maintain the product in production. Following the pilot period, customers pay a monthly fee and overage charges on a metered basis using vCPU and vGPU hours utilized as the metric to calculate payment. Customers are able to realize business value immediately after the conclusion of the pilot and grow at their pace over subsequent quarters.

Acquiring new customers and expanding our business with our existing customers is the intent of our go-to-market effort and drives our growth. Making new and existing customers successful is critical to our long-term success. After we help our customers solve their initial use cases, they typically identify incremental opportunities within their operations and expand their use of our products. The increased engagement is measured by a combination of increased vCPU usage, increased C3 AI Software subscriptions and subscriptions to the C3 AI Platform for in-house AI application development.

The size and sophistication of our customers' businesses demonstrate the flexibility, speed, and scale of our products, and maximize the potential value to our customers. To be a credible partner to our customers, who often are industry leaders, we deploy a motivated and highly educated team of C3 AI personnel and partners. We go-to-market primarily leveraging our direct sales force. We also complement and supplement our sales force with a number of go-to-market partners.

- *Industry Partners.* We have developed an alliance program to partner with recognized leaders in their respective industries, such as Baker Hughes, Fidelity National Information Services, or FIS, and Raytheon, to develop, market, and sell solutions that are natively built on or tightly integrated with the C3 AI Platform.

- *Hyperscale Cloud and Infrastructure.* We have formed global strategic go-to-market alliances with hyperscale cloud providers including Amazon Web Services, Microsoft Azure and Google Cloud. In addition, we have strategic alliances with leading hardware infrastructure providers to deliver our software optimized for their technology. These partners include Hewlett Packard Enterprise and Intel. These partners supply infrastructure solutions, data management and processing services, or hardware and networking devices (e.g., IoT gateways) to support C3.ai product implementations and complement C3 AI's products.

- *Consulting and Services Partners.* We partner with a number of systems integrators specializing in Enterprise AI implementations.

- *Independent Software Vendors.* We partner with Independent Software Vendors who develop, market, and sell application solutions that are natively built on or tightly integrated with the C3 AI Platform.

### Customer Count and Product Adoption

We define a Customer-Entity as each entity that is the ultimate parent of a party contracting with us. We commonly enter into enterprise-wide agreements with Customer-Entities that include multiple operating units or divisions. Our customer composition is diverse and includes various customer segments with different purchasing decisions and pricing models. We offer a wide range of products and services, which results in a complex sales tapestry.

Over the course of our history, we have continued to innovate our product offerings, expand our market reach, and evolve our business model to better serve the needs and use cases of our ever-growing customers. Today, our relationships with customers take a myriad of different forms, ranging from $25 licenses of C3 AI Ex Machina to individual data scientists, to enterprise-level limited time trials and pilots, to multi-million-dollar long-term enterprise-wide agreements for C3 AI Applications and/or the C3 AI Platform. Furthermore, the number of individual departments and divisions within our customer base using our applications and/or applications they have built on our platform has also expanded. The move to our new consumption-based pricing model, while being the right model for our business evolution, adds yet another permutation to our customer relations. While the bulk of our new business volume consists of product trials followed by consumption-based pricing, we continue to employ our historic pricing models in certain circumstances, including the expansion of existing agreements and renewals. We also have strong reseller relationships, who sell our solutions to their end customers.

While this may seem inordinately complex, it is in fact appropriately complex. Our flexibility in customer arrangements speaks to our agility in working with our customers and providing value-add products and solutions through those contractual agreements and pricing arrangements most convenient to our customers, while also enabling profitability and growth for C3 AI.

Over time, we have done our best to provide a quarterly customer count as a proxy to highlight the adoption and acceptance of our products and services by customers.

That being said, there is so much variety in the C3 AI sales tapestry, the types of customers, the broad range of products and solutions, the disparity in contract terms, our relations with resellers, and the range of prices that, to add them together into numbers that are meaningful to compare from one quarter to the next does not fully articulate the depth and breadth of the use cases and the value-add our products and solutions provide.

To help us better articulate the growth in our customer base and use cases, we retained external consultants to recommend a best-practice customer count methodology that is consistent and relies on system data and is reproducible. As a result of that review, we have decided to change our definition to better reflect the number and level of activity of our customers, which we now define as Customer Engagement:

1.  For products and services including paid trials, one-time, subscription, and professional service offerings, we count unique contacting customers by SKU that generate revenue in a given period (i.e. if a contracting customer generates revenue across four SKUs in a period, that would be counted as four Customer Engagements).

2.  For products that are priced based on unique assets to which the customer is applying our solutions, we count distinct production applications by customer asset for which the product is used.

3.  For resellers and federal customers, we count the number of reseller end customers and the number of federal departments utilizing our solutions.

Based on the new approach, our best estimate of Customer Engagement is as follows:

|  | April 30, 2022 | July 31, 2022 | October 31, 2022 | January 31, 2023 | April 30, 2023 |
|---|---|---|---|---|---|
| Revised calculation | 212 | 223 | 223 | 247 | 287 |

Based on the prior calculation methodology, our historical Customer count is as follows:

|  | April 30, 2022 | July 31, 2022 | October 31, 2022 | January 31, 2023 | April 30, 2023 |
|---|---|---|---|---|---|
| Prior calculation | 223 | 228 | 236 | 236 | 244 |

**Key Business Metric**

We monitor remaining performance obligations, or RPO, as a key metric to help us evaluate the health of our business, identify trends affecting our growth, formulate goals and objectives, and make strategic decisions. RPO is not necessarily indicative of future revenue growth because it does not account for the timing of customers' consumption or their consumption of more than their contracted capacity. Moreover, RPO is influenced by several factors, including the timing of renewals, the timing of purchases of additional capacity, average contract terms, and seasonality. Due to these factors, it is important to review RPO in conjunction with revenue and other financial metrics disclosed elsewhere in this Annual Report on Form 10-K. RPO was $381.4 million and $477.4 million as of April 30, 2023 and 2022, respectively. We transitioned our go-to market strategy from a subscription-based pricing model to a consumption-based pricing model generally for new customers. While the immediate-term effect of this transition lowers revenue growth and decreases RPO, we believe the medium and long term effect provides a substantial accelerator to revenue growth and RPO.

RPO represents the amount of our contracted future revenue that has not yet been recognized, including both deferred revenue and non-cancellable contracted amounts that will be invoiced and recognized as revenue in future periods. Our RPO as of April 30, 2023 is comprised of $47.9 million related to deferred revenue and $333.5 million of commitments from non-cancellable contracts. Our RPO as of April 30, 2022 was comprised of $49.1 million related to deferred revenue and $428.3 million of commitments from non-cancellable contracts.

RPO excludes amounts related to performance obligations and usage-based royalties that are billed and recognized as they are delivered. This primarily consists of monthly usage-based runtime and hosting charges in the duration of some revenue contracts. RPO also excludes any future resale commitments by our strategic partners until those end customer contracts are signed. Cancellable backlog, not included in RPO, was $40.2 million and $39.4 million as of April 30, 2023 and April 30, 2022, respectively.

**Factors Affecting Our Performance**

We believe that our future success and financial performance depend on a number of factors that present significant opportunities for our business but also pose risks and challenges, including those discussed below and in the section of this Annual Report on Form 10-K titled "Risk Factors" Part I, Item 1A, that we must successfully address to sustain our growth, improve our results of operations, and establish and maintain profitability.

*Customer Acquisition, Retention, and Expansion*

We are focused on continuing to grow our customer base, retaining existing customers and expanding customers' usage of our C3 AI Software by addressing new use cases across multiple departments and divisions, adding users, and developing and deploying additional applications. All of these factors increase the adoption and relevance of our C3 AI Software to our customers' business and, as an outcome, increases their runtime usage.

We have built a customer-focused culture and have implemented proactive programs and processes designed to drive customer success. These include a robust customer support and success function. For example, as part of our subscription offerings, we provide our customers with the ability to establish a COE, accessing our experienced and specialized resources in key technical areas like application development, data integration, and data science to accelerate and ensure our customers' success developing applications on our C3 AI Platform. We closely monitor the health and status of every customer account through multiple activities, including real-time monitoring, daily and weekly reports to management, as well as quarterly reviews with our customers.

We also intend to attract new customers across multiple industries where we have limited meaningful presence today, yet represent very large market opportunities such as telecommunications, pharmaceuticals, smart cities, transportation, and healthcare, among others.

Historically, we have had a relatively small number of customers with large total subscription contract values. As a result, revenue growth can vary significantly based on the timing of customer acquisition, changes in product mix, and contract durations, renewals, or terminations. We expect the number of customers to increase compared to prior fiscal years as organizations address the importance of digital transformation. The average total subscription contract value as well as the revenue represented by our lighthouse customers as a percentage of total revenue is decreasing and we expect them to continue to decrease as we have restructured our sales organization and expanded our market-partner ecosystem to effectively address small, medium, and large enterprise sales opportunities.

Going forward, we expect we will attract new customers who prefer to subscribe to the C3 AI Platform and C3 AI Applications with our consumption-based pricing model. For further discussion, see the section titled "Overview—Go-to-Market Strategy" included in Part II, Item 7 of this Annual Report on Form 10-K.

*Technology Innovation*

We intend to continue to invest in our research and development capabilities to extend our C3 AI Software, to expand within existing accounts, and to gain new customers. Our investments in research and development drive core technology innovation and bring new products to market. Our model-driven architecture enables us and our customers to rapidly address new use cases by building new applications and extending and enhancing the features and functionality of current C3 AI Software. By investing to make it easier to develop applications on our C3 AI Platform, our customers have become active developers. With our support, our customers have developed and deployed almost two-thirds of the applications currently in production and running on the C3 AI Platform. Research and development spending has fueled enhancements to our existing C3 AI Platform.

We expect to maintain high levels of investment in product innovation over the coming years as we continue to introduce new applications which address new industry use cases, and new features and functionality for the C3 AI Software. As our business scales over a longer-term horizon, we anticipate research and development spend as a percent of total revenue to decline.

*Brand Awareness*

We believe we are in the early stages of a large and expanding market for AI enabled digital transformation. While we spent significantly on brand awareness over the past few years, we have recently reduced our spend on brand awareness, but continue to invest in market education, strategic paid media, and thought leadership. We engage the market through digital, radio, outdoor, airport, and print advertising; virtual and physical events, including our C3 Transform annual user conference; and C3 AI Live, a series of livestreamed events featuring C3 AI customers, C3 AI partners, and C3 AI experts in AI, ML, and data science.

In the near term, we expect marketing spend to decline as a percent of total revenue as we make ongoing progress in establishing C3 AI's brand and reputation and as our business scales.

### *Grow Our Go-to-Market and Partnership Ecosystem*

In addition to the activities of our field sales organization, our success in attracting new customers will depend on our ability to expand our ecosystem of strategic partners and the number of industry verticals that they serve. Our strategic go-to-market alliances vastly extend our reach globally. Some of our most notable partners include Baker Hughes, FIS, Microsoft, and Google. Each strategic partner is a leader in its industry, with a substantial installed customer base and extensive marketing, sales, and services resources that we can leverage to engage and serve customers anywhere in the world. Using our C3 AI Platform as the development suite, we leverage our model-driven architecture to efficiently build new cross-industry and industry-specific applications based on identifying requirements across our customer base of industry leaders and through our industry partners. Our strategy with strategic partners is to establish a significant use case and prove the value of our C3 AI Platform with a flagship customer in each industry in which we participate. We have done this with our strategic vertical industry partner in oil and gas, Baker Hughes, as well as with our iconic global customers, some of whom are deploying C3 AI technology to optimize thousands of critical assets globally across their upstream, midstream, and downstream operations. We establish formal sales and marketing plans with each partner, including specific sales goals and dedicated budgets, and we work closely with these partners to identify specific target accounts. We intend to grow the business we do with each partner and to add more partners as we expand the vertical markets we serve. We also offer revenue generating pilots of our applications as part of our customer acquisition strategy.

In June 2019, we entered into a three-year arrangement with Baker Hughes as both a leading customer and as a partner in the oil and gas industry. This arrangement included a subscription to our C3 AI Platform for their own operations (which we refer to below as direct subscription fees), the exclusive right for Baker Hughes to resell our offerings worldwide in the oil and gas industry, and the non-exclusive right to resell our offerings in other industries. Under the arrangement, Baker Hughes made minimum, non-cancellable, total revenue commitments to us of $50.0 million, $100.0 million, and $170.0 million, for each of the fiscal years ending April 30, 2020, 2021, and 2022, respectively. Baker Hughes' revenue commitments were inclusive of their direct subscription fees of $39.5 million per year with the remainder to be generated from the resale of our solutions by the Baker Hughes sales organization. During the fiscal year ended April 30, 2020, we recognized as revenue the full value of the first year of the direct subscription agreement and the value of deals brought in by Baker Hughes through the reseller arrangement. This arrangement was revised in June 2020 to extend the term by an additional two years, for a total of five years, with an expiration date in the fiscal year ending April 30, 2024 and to modify the annual amount of Baker Hughes' commitments to $53.3 million, $75.0 million, $125.0 million, and $150.0 million, over the fiscal years ending April 30, 2021, 2022, 2023, and 2024, respectively. We are obligated to pay Baker Hughes a sales commission on subscriptions to our products and services offerings it resells in excess of these minimum revenue commitments.

We and Baker Hughes revised this arrangement in October 2021 to extend the term by an additional year, for a total of six years, with an expiration date in the fiscal year ending April 30, 2025, to modify the amount of Baker Hughes' annual commitments to $85.0 million in the fiscal year ending April 30, 2023, $110.0 million in the fiscal year ending April 30, 2024, and $125.0 million in the fiscal year ending April 30, 2025, and to revise the structure of the arrangement to incentivize Baker Hughes' sales of our products and services. Beginning in the fiscal year ending April 30, 2023 and until the Baker Hughes arrangement were further revised in January 2023 as described below, Baker Hughes' annual commitments were reduced by any revenue we generated from certain customers between October 2021 and January 2023. We acknowledged that Baker Hughes had met its minimum annual revenue commitment for the fiscal year ended April 30, 2022 and recognized $16.0 million of sales commission as deferred costs during the fiscal quarter ended October 31, 2021 related to this arrangement, which will be amortized over an expected period of five years.

We and Baker Hughes further revised and expanded this arrangement in January 2023. Pursuant to this revised arrangement, the frequency of payments due from Baker Hughes to us is accelerated, Baker Hughes obtained expanded reseller rights and we will provide additional products and services. This results in an increase of $32.5 million in the overall transaction price of the arrangement by eliminating potential variable consideration attributable to any revenue we generated from certain customers (the variable consideration was $49.3 million as of April 30, 2022). The amount of consideration may increase if Baker Hughes exceeds certain thresholds. We also provided Baker Hughes the option to extend the subscription term upon payment of a renewal fee.

Our RPO related to Baker Hughes, which includes both direct subscriptions and reseller arrangements, is comprised of $0.2 million related to deferred revenue and $161.9 million of commitments from non-cancellable contracts as of April 30, 2023 and $2.3 million related to deferred revenue and $212.9 million from non-cancellable contracts as of April 30, 2022.

We purchase services from Baker Hughes from time to time to support our end customers in relation to our contracts with those customers. These costs are recorded as cost of subscription revenue in the consolidated statement of operations.

### *International Expansion*

The international market opportunity for Enterprise AI software is large and growing, and we believe there is a significant opportunity to continue to grow our international customer base. We believe that the demand for our C3 AI Software will continue growing as international awareness of the benefits of digital transformation and Enterprise AI software grows. We plan to continue to make investments to expand geographically by increasing our direct sales team in international markets and supplementing the direct sales effort with strategic partners to significantly expand our reach and market coverage. We derived approximately 21%, 22% and 35% of our total revenue for the fiscal years ended April 30, 2023, 2022 and 2021, respectively, from international customers.

### Impact of Macroeconomic Conditions and COVID-19 Pandemic

Our business and financial condition have been, and may continue to be, impacted by adverse macroeconomic conditions and uncertainties, including labor shortages, supply chain disruptions, inflation, higher interest rates, and fluctuations or volatility in capital markets, which are causing customers to optimize consumption, rationalize budgets, and prioritize cash flow management.

The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. The full extent to which the COVID-19 pandemic, including any new variants, may continue to directly or indirectly impact general market conditions or our business, results of operations, cash flows, and financial condition depends on future developments that are uncertain. As a result of global business disruption, the COVID-19 pandemic had a significant adverse impact on our conclusion of new and additional business agreements in 2022, 2021 and 2020 and may continue to pose challenges as the effects of the pandemic continue to abate.

We will continue to evaluate the nature and extent of the impact of general macroeconomic conditions and the COVID-19 pandemic on our business. For further discussion, see the section titled "Risk Factors" included in Part I, Item 1A of this Annual Report on Form 10-K.

**Components of Results of Operations**

### Revenue

*Subscription Revenue.* Our subscription revenue is primarily comprised of term licenses, stand-ready COE support services, trials and pilots of our applications, and software-as-a-service offerings. Sales of our term licenses grant our customers the right to use our software, either on their own cloud instance or their internal hardware infrastructure, over the contractual term. We also offer a premium stand-ready service through our COE. Sales of our software-as-a-service offerings include a right to use our software over the contractual term. Our subscription contracts are generally non-cancellable and non-refundable, and we recognize revenue over the contract term on a ratable basis. In addition, customers pay a usage-based runtime fee for our C3 AI Software for specified levels of capacity. Our subscriptions also include our maintenance and support services, which include critical and continuous updates to the software that are integral to maintaining the intended utility of the software over the contractual term. Our software subscriptions and maintenance and support services are highly interdependent and interrelated and represent a single distinct performance obligation within the context of the contract. We currently have a small number of public utility customers that license our offerings under a perpetual license model, and we expect that may continue for the foreseeable future for certain customers due to their specific contracting requirements.

*Professional Services Revenue.* Our professional services revenue primarily includes implementation services, training and prioritized engineering services. We offer a complete range of professional service support both onsite and remotely, including training, application design, project management, system design, data modeling, data integration, application design, development support, data science, and application and C3 AI Software administration support. Professional services fees are based on the level of effort required to perform the specified tasks and are typically a fixed-fee engagement with defined deliverables and a duration of less than 12 months. In certain cases, customers seeking increased utility from their C3 AI Suite or C3 AI Application subscriptions and engineering services are prioritized to develop and modify software features, which are typically part of our product roadmap, but on an accelerated basis.

### Cost of Revenue

*Cost of Subscription Revenue.* Cost of subscription revenue consists primarily of costs related to compensation, including salaries, bonuses, benefits, stock-based compensation and other related expenses for the production environment, support and COE staff, hosting of our C3 AI Software, including payments to outside cloud service providers, and allocated overhead and depreciation for facilities.

*Cost of Professional Services Revenue.* Cost of professional services revenue consists primarily of compensation, including salaries, bonuses, benefits, stock-based compensation and other related costs associated with our professional service personnel, third-party system integration partners, and allocated overhead and depreciation for facilities.

### Gross Profit and Gross Margin

Gross profit is total revenue less total cost of revenue. Gross margin is gross profit expressed as a percentage of total revenue. Our gross margin has fluctuated historically and may continue to fluctuate from period to period based on a number of factors, including the timing and mix of the product offerings we sell as well as the geographies into which we sell, in any given period. Our subscription gross margin may experience variability over time as we continue to invest and continue to scale our business. Our professional services gross margin may also experience variability from period to period due to the use of our own resources and third-party system integration partners in connection with the performance of our fixed price agreements.

### Operating Expenses

Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses. We expect our operating expenses as a percentage of total revenue to increase as we continue to invest to grow our business. Over the long-term, we expect those percentages to stabilize and then move lower as our business matures.

*Sales and Marketing.* Sales and marketing expenses consist of expenditures related to advertising, media, marketing, promotional events, brand awareness activities, business development, customer success and corporate partnerships. Sales and marketing expenses also include employee-related costs, including salaries, bonuses, benefits, stock-based compensation, and commissions for our employees engaged in sales and marketing activities, and allocated overhead and depreciation for facilities.

We expect our sales and marketing expenses will increase in absolute dollar amounts as we expect to hire additional sales personnel to increase sales coverage of target industry vertical and geographic markets. We have reduced our spend on brand awareness, but continue to invest in market education, strategic paid media, and thought leadership. Consequently, we anticipate that sales and marketing expense as a percent of total revenue to decline over time.

*Research and Development.* Our research and development efforts are aimed at continuing to develop and refine our C3 AI Software, including adding new features and modules, increasing functionality and speed, and enhancing the usability of our C3 AI Software. Research and development expenses consist primarily of employee-related costs, including salaries, bonuses, benefits, and stock-based compensation for our employees associated with research and development related activities. Research and development expenses also include cloud infrastructure costs related to our research and development efforts, and allocated overhead and depreciation for facilities. Research and development costs are expensed as incurred.

We expect research and development expense to increase in absolute dollars as we continue to invest in our existing and future product offerings. We may experience variations from period to period with our total research and development expense as a percentage of revenue as we develop and deploy new applications targeting new use cases and new industries. Over a longer horizon, we anticipate that research and development expense as a percent of total revenue to decline.

*General and Administrative.* General and administrative expense consists primarily of employee-related costs, including salaries, bonuses, benefits, stock-based compensation and other related costs associated with administrative services such as executive management and administration, legal, human resources, accounting, and finance. General and administrative expense also includes facilities costs, such as depreciation and rent expense, professional fees, and other general corporate costs, including allocated overhead and depreciation for facilities.

We expect our general and administrative expense to increase in absolute dollars as we continue to grow our business. We have incurred, and expect to continue to incur, additional expenses as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations, and professional services. We expect that general and administrative expense as a percent of total revenue will decline over the long-term as we benefit from the scale of our business infrastructure.

### Interest Income

Interest income consists primarily of interest income earned on our cash, cash equivalents, and available-for-sale marketable securities. It also includes amortization of premiums and accretion of discount related to our available-for-sale marketable securities. Interest income varies each reporting period based on our average balance of cash, cash equivalents, and available-for-sale marketable securities during the period and market interest rates.

### Other Income (Expense), Net

Other income (expense), net consists primarily of foreign currency exchange gains and losses, gains from legal settlements, losses from impairment of investments, and realized gains and losses on sales of available-for-sale marketable securities. Our foreign currency exchange gains and losses relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar. We expect our foreign currency gains and losses to continue to fluctuate in the future due to changes in foreign currency exchange rates.

*Provision for Income Taxes*

Our income tax provision consists of an estimate of federal, state, and foreign income taxes based on enacted federal, state, and foreign tax rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be realized.

## Results of Operations

The following tables set forth our consolidated statements of operations for the periods presented:

| | Fiscal Year Ended April 30, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| | (in thousands) | | |
| Revenue | | | |
| Subscription | $ 230,443 | $ 206,916 | $ 157,366 |
| Professional services | 36,352 | 45,843 | 25,851 |
| Total revenue | 266,795 | 252,759 | 183,217 |
| Cost of revenue | | | |
| Subscription[1] | 78,423 | 45,838 | 31,315 |
| Professional services[1] | 7,914 | 17,875 | 13,204 |
| Total cost of revenue | 86,337 | 63,713 | 44,519 |
| Gross profit | 180,458 | 189,046 | 138,698 |
| Operating expenses | | | |
| Sales and marketing[1] | 183,121 | 173,584 | 96,991 |
| Research and development[1] | 210,660 | 150,544 | 68,856 |
| General and administrative[1] | 77,170 | 61,040 | 33,109 |
| Total operating expenses | 470,951 | 385,168 | 198,956 |
| Loss from operations | (290,493) | (196,122) | (60,258) |
| Interest income | 21,979 | 1,827 | 1,255 |
| Other income (expense), net | 350 | 3,019 | 4,011 |
| Net loss before provision for income taxes | (268,164) | (191,276) | (54,992) |
| Provision for income taxes | 675 | 789 | 704 |
| Net loss | $ (268,839) | $ (192,065) | $ (55,696) |

_____

(1)  Includes stock-based compensation expense as follows:

| | Fiscal Year Ended April 30, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| | (in thousands) | | |
| Cost of subscription | $ 21,417 | $ 8,638 | $ 828 |
| Cost of professional services | 2,220 | 2,710 | 376 |
| Sales and marketing | 71,389 | 40,344 | 9,080 |
| Research and development | 90,217 | 39,200 | 2,950 |
| General and administrative | 31,299 | 22,549 | 8,506 |
| Total stock-based compensation expense | $ 216,542 | $ 113,441 | $ 21,740 |

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods presented:

| | Fiscal Year Ended April 30, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Revenue | | | |
| Subscription | 86 % | 82 % | 86 % |
| Professional services | 14 | 18 | 14 |
| Total revenue | 100 | 100 | 100 |
| Cost of revenue | | | |
| Subscription | 29 | 18 | 17 |
| Professional services | 3 | 7 | 7 |
| Total cost of revenue | 32 | 25 | 24 |
| Gross profit | 68 | 75 | 76 |
| Operating expenses | | | |
| Sales and marketing | 69 | 69 | 53 |
| Research and development | 79 | 60 | 38 |
| General and administrative | 29 | 24 | 18 |
| Total operating expenses | 177 | 153 | 109 |
| Loss from operations | (109) | (78) | (33) |
| Interest income | 8 | 1 | 1 |
| Other income (expense), net | — | 1 | 2 |
| Net loss before provision for income taxes | (101) | (76) | (30) |
| Provision for income taxes | — | — | — |
| Net loss | (101)% | (76)% | (30)% |

### *Comparison of the Fiscal Years Ended April 30, 2023 and 2022*

*Revenue*

| | Fiscal Year Ended April 30, | | $ Change | % Change |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | | |
| | (in thousands) | | | |
| Revenue | | | | |
| Subscription | $ 230,443 | $ 206,916 | $ 23,527 | 11 % |
| Professional services | 36,352 | 45,843 | (9,491) | (21)% |
| Total revenue | $ 266,795 | $ 252,759 | $ 14,036 | 6 % |

Subscription revenue accounted for 86% and 82% of our total revenue for the fiscal years ended April 30, 2023 and 2022, respectively. Subscription revenue increased by $23.5 million, or 11%, for the fiscal year ended April 30, 2023, compared to the prior fiscal year. Approximately 9% and 7%, respectively, of the total subscription revenue was attributable to revenue from new customers, and the remaining 91% and 93%, respectively, was attributable to revenue related to net growth from existing customers for the fiscal year ended April 30, 2023 and 2022, respectively. The revenue from existing customers included an increase in revenue of $15.1 million related to the Baker Hughes arrangement for the fiscal year ended April 30, 2023, compared to the prior fiscal year.

Professional services revenue decreased by $9.5 million, or (21)%, for the fiscal year ended April 30, 2023, compared to the prior fiscal year, predominantly due to a decrease in other professional services by $10.4 million due to fewer service projects for C3 AI Platform and C3 AI Applications customers compared to the prior fiscal year, partially offset by an increase in prioritized engineering services by $1.5 million.

*Cost of Revenue*

| | Fiscal Year Ended April 30, | | | |
| | 2023 | 2022 | $ Change | % Change |
| | (in thousands) | | | |
|---|---|---|---|---|
| Cost of revenue | | | | |
| Subscription | $ 78,423 | $ 45,838 | $ 32,585 | 71 % |
| Professional services | 7,914 | 17,875 | (9,961) | (56)% |
| Total cost of revenue | $ 86,337 | $ 63,713 | $ 22,624 | 36 % |

The increase in cost of subscription revenue for the fiscal year ended April 30, 2023 compared to the prior fiscal year was primarily due to higher personnel related costs of $20.1 million as a result of increased headcount and overall costs to support the growth in our business, and increased stock-based compensation primarily related to additional equity awards granted to current and new employees, higher data center costs of $4.0 million, higher third-party outsourcing costs of $3.5 million, higher overhead costs of $1.9 million, and higher facilities costs of $1.8 million.

The decrease in cost of professional services revenue for the fiscal year ended April 30, 2023 compared to the prior fiscal year was primarily due to lower personnel-related costs of $4.8 million due to a decrease in the number of service projects, lower third-party outsourcing costs of $2.9 million, and lower overhead costs of $2.3 million.

*Gross Profit and Gross Margin*

| | Fiscal Year Ended April 30, | | | |
| | 2023 | 2022 | $ Change | % Change |
| | (in thousands) | | | |
|---|---|---|---|---|
| Gross profit | $ 180,458 | $ 189,046 | $ (8,588) | (5)% |
| Gross margin | | | | |
| Subscription | 66 % | 78 % | | |
| Professional services | 78 % | 61 % | | |
| Total gross margin | 68 % | 75 % | | |

The decrease in gross profit in the fiscal year ended April 30, 2023 was primarily driven by a decline in subscription margin, offset by an increase in professional services margin.

The subscription margin for the fiscal year ended April 30, 2023 decreased due to higher personnel-related costs as a result of increased headcount and overall costs to support the growth in our business, and increased stock-based compensation primarily related to additional equity awards granted to current and new employees, compared to the prior fiscal year.

The professional services margin for the fiscal year ended April 30, 2023 increased primarily due to the mix of professional services provided, including an increase in prioritized engineering services, which generally have higher margins, offset by lower personnel-related costs due to a decrease in the number of service projects, compared to the prior fiscal year.

*Operating Expenses*

| | Fiscal Year Ended April 30, | | | |
| --- | --- | --- | --- | --- |
| | **2023** | **2022** | **$ Change** | **% Change** |
| | (in thousands) | | | |
| Operating expenses | | | | |
| Sales and marketing | $ 183,121 | $ 173,584 | $ 9,537 | 5 % |
| Research and development | 210,660 | 150,544 | 60,116 | 40 % |
| General and administrative | 77,170 | 61,040 | 16,130 | 26 % |
| Total operating expenses | $ 470,951 | $ 385,168 | $ 85,783 | 22 % |

*Sales and Marketing.* The increase in sales and marketing expense for the fiscal year ended April 30, 2023 compared to the prior fiscal year was primarily due to higher personnel-related costs of $39.8 million as a result of increased headcount and overall costs to support the growth in our business, and increased stock-based compensation primarily related to additional equity awards granted to current and new employees, higher marketing costs of $4.4 million, higher marketing events costs of $3.8 million, higher travel and entertainment costs of $2.8 million, higher overhead costs of $2.3 million and higher commission expense of $1.6 million, partially offset by lower advertising spend of $45.1 million.

*Research and Development.* The increase in research and development expense for the fiscal year ended April 30, 2023 compared to the prior fiscal year was primarily due to higher personnel-related costs of $58.0 million as a result of increased headcount and overall costs to support the growth in our business, and increased stock-based compensation primarily related to additional equity awards granted to current and new employees, higher cloud computing costs of $7.9 million and higher facilities costs of $3.6 million, partially offset by lower C3.ai DTI contributions of $11.5 million.

*General and Administrative.* The increase in general and administrative expense for the fiscal year ended April 30, 2023 compared to the prior fiscal year was primarily due to higher personnel-related costs of $11.0 million as a result of increased headcount and overall costs to support the growth in our business, and increased stock-based compensation primarily related to additional equity awards granted to current and new employees, higher professional services costs of $3.5 million, and higher facilities costs of $2.4 million.

*Interest Income*

| | Fiscal Year Ended April 30, | | | |
| --- | --- | --- | --- | --- |
| | **2023** | **2022** | **$ Change** | **% Change** |
| | (in thousands) | | | |
| Interest income | $ 21,979 | $ 1,827 | $ 20,152 | 1103 % |

The increase in interest income for the fiscal year ended April 30, 2023 compared to the prior fiscal year was primarily due to an increase in volume of investments and investments in higher expected returns securities such as corporate debt securities.

*Other Income (Expense), Net*

| | Fiscal Year Ended April 30, | | | |
| --- | --- | --- | --- | --- |
| | **2023** | **2022** | **$ Change** | **% Change** |
| | (in thousands) | | | |
| Other income (expense), net | $ 350 | $ 3,019 | $ (2,669) | (88)% |

The decrease in other income (expense), net for the fiscal year ended April 30, 2023 compared to the prior fiscal year was due to foreign currency losses on the remeasurement of Euro-denominated cash and accounts receivable balances.

*Provision for Income Taxes*

| | Fiscal Year Ended April 30, | | | |
| | 2023 | 2022 | $ Change | % Change |
| --- | --- | --- | --- | --- |
| | (in thousands) | | | |
| Provision for income taxes | $ 675 | $ 789 | $ (114) | (14)% |

The decrease in provision for income taxes was primarily related to foreign and state tax expense.

**Non-GAAP Financial Measure**

In addition to our financial results determined in accordance with generally accepted accounting principles in the United States, or GAAP, we believe free cash flow, a non-GAAP financial measure, is useful in evaluating liquidity and provides information to management and investors about our ability to fund future operating needs and strategic initiatives. We calculate free cash flow as net cash used in operating activities less purchases of property and equipment and capitalized software development costs. Free cash flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash used in operating activities. This non-GAAP financial measure may be different than similarly titled measures used by other companies. Additionally, the utility of free cash flow is further limited as it does not represent the total increase or decrease in our cash balances for a given period. The following table below provides a reconciliation of free cash flow to the GAAP measure of net cash used in operating activities for the periods presented:

| | Fiscal Year Ended April 30, | |
| | 2023 | 2022 |
| --- | --- | --- |
| | (in thousands) | |
| Net cash used in operating activities | $ (115,691) | $ (86,462) |
| Less: | | |
| Purchases of property and equipment | (70,518) | (3,791) |
| Capitalized software development costs | (1,000) | (500) |
| Free cash flow | $ (187,209) | $ (90,753) |
| Net cash provided by investing activities | $ 59,946 | $ 317,015 |
| Net cash provided by financing activities | $ 621 | $ 5,711 |

**Liquidity and Capital Resources**

Since inception, we have financed operations primarily through sales generated from our customers and sales of equity securities. As of April 30, 2023 and 2022, we had $284.8 million and $339.5 million of cash and cash equivalents and $527.6 million and $652.7 million of investments, respectively, which were held for working capital purposes. Our short-term and long-term investments generally consist of high-grade U.S. treasury securities, certificates of deposit, U.S. government agency securities, commercial paper and corporate debt securities. We have generated operating losses from our operations as reflected in our accumulated deficit of $810.2 million as of April 30, 2023 and negative cash flows from operations. We expect to continue to incur operating losses and generate negative cash flows from operations in the next few quarters due to the investments we intend to make in our business, and as a result we may require additional capital to execute on our strategic initiatives to grow the business, but continue on-track with our plan for profitability, with the goal of achieving a sustainable non-GAAP profitable business by the end of fiscal year 2024. We are substantially reducing spending that does not directly impact revenue to accelerate our path to profitability and to increase our significant cash resources.

We believe that existing cash and cash equivalents and investments will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. We believe we will meet longer-term expected future cash requirements and obligations through a combination of cash flows from operating activities and available cash balances. Our principal uses of cash in recent periods have been funding our operations and investing in capital expenditures. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from customers, the expansion of sales and marketing activities, the timing and extent of spending to support development efforts, expenses associated with our international expansion, the introduction of C3 AI Software enhancements, and the continuing market adoption of our C3 AI Software. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing. If we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

The following table summarizes our cash flows for the periods presented:

| | Fiscal Year Ended April 30, | |
| --- | --- | --- |
| | 2023 | 2022 |
| | (in thousands) | |
| Cash used in operating activities | $ (115,691) | $ (86,462) |
| Cash provided by investing activities | $ 59,946 | $ 317,015 |
| Cash provided by financing activities | $ 621 | $ 5,711 |
| Net increase in cash, cash equivalents, and restricted cash | $ (55,124) | $ 236,264 |

*Operating Activities.* Net cash used in operating activities of $115.7 million for the fiscal year ended April 30, 2023 was due to our net loss of $268.8 million adjusted for certain non-cash items, primarily consisting of stock-based compensation of $216.5 million, depreciation and amortization of $6.1 million, and non-cash operating lease cost of $7.0 million. The $72.2 million cash outflow related to changes in operating assets and liabilities was primarily attributable to an increase in accounts receivable of $54.5 million inclusive of an increase in related party balances of $38.8 million, a decrease in accounts payable of $22.0 million inclusive of a decrease in related party balances of $16.3 million, a decrease in other liabilities of $10.6 million inclusive of a decrease in related party balances of $2.5 million, a decrease to deferred revenue of $1.3 million inclusive of an increase in related party balances of $0.1 million and an increase in prepaid expenses, other current assets and other assets of $0.6 million inclusive of an increase in related party balances of $4.7 million. This was partially offset by cash inflows related to an increase in lease liabilities of $13.6 million and an increase to accrued compensation and employee benefits of $3.2 million.

Net cash used in operating activities of $86.5 million for the fiscal year ended April 30, 2022 was due to our net loss of $192.1 million adjusted for certain non-cash items, primarily consisting of stock-based compensation of $113.4 million, depreciation and amortization of $5.2 million, and non-cash operating lease cost of $4.2 million. The $18.8 million cash outflow related to changes in operating assets and liabilities was primarily attributable to a decrease to deferred revenue of $26.1 million inclusive of a decrease in related party balances of $7.6 million, an increase in prepaid expenses, other current assets and other assets of $14.6 million inclusive of an increase in related party balances of $12.7 million, an increase in accounts receivable of $14.2 million inclusive of an increase in related party balances of $20.7 million, a decrease in other liabilities of $5.6 million inclusive of an increase in related party balances of $3.4 million and a decrease in lease liabilities of $3.3 million. This was partially offset by cash inflows related to an increase in accounts payable of $34.5 million inclusive of an increase in related party balances of $18.5 million and an increase to accrued compensation and employee benefits of $10.4 million.

*Investing Activities.* Net cash provided by investing activities of $59.9 million for the fiscal year ended April 30, 2023 was primarily attributable to the maturities and sales of investments of $876.7 million, partially offset by purchases of investments of $745.2 million and capital expenditures of $71.5 million mainly related to the leasehold improvements associated with the additional leased space.

Net cash provided by investing activities of $317.0 million for the fiscal year ended April 30, 2022 was primarily attributable to the maturities and sales of investments of $1,117.8 million, partially offset by purchases of investments of $796.5 million and capital expenditures of $4.3 million.

*Financing Activities.* Net cash provided by financing activities of $0.6 million for the fiscal year ended April 30, 2023 was due to $4.5 million of proceeds from the exercise of stock options for Class A common stock and $3.1 million of proceeds from the issuance of Class A common stock under the Employee Stock Purchase Plan ("ESPP"), partially offset by $6.9 million of taxes paid related to net share settlement of equity awards.

Net cash provided by financing activities of $5.7 million for the fiscal year ended April 30, 2022 was primarily due to $20.8 million of proceeds from the exercise of stock options for Class A common stock, partially offset by repurchase and retirement of Class A common stock of $15.0 million.

## Contractual Obligations and Commitments

Our contractual obligations and commitments primarily consist of operating lease commitments for our facilities and non-cancellable purchase commitments related to third-party cloud hosting services.

For additional information, refer to *Note 6. Leases* and *Note 7. Commitments and Contingencies* to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

## Critical Accounting Policies and Estimates

Our consolidated financial statements and the accompanying notes thereto included elsewhere in this Annual Report on Form 10-K are prepared in accordance with GAAP. The preparation of consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See *Note 1. Summary of Business and Significant Accounting Policies* to our consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates. The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

### Revenue Recognition

Revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

We determine revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;

- identification of the performance obligations in the contract;

- determination of the transaction price;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenue when, or as, we satisfy a performance obligation.

*Subscription Revenue.* Our subscription revenue is primarily comprised of term licenses, stand-ready COE support services, trials and pilots of our applications, and software-as-a-service offerings. Sales of our term licenses grant customers the right to use our functional intellectual property, either on their own cloud instance or internal hardware infrastructure, over the contractual term. We also sell premium stand-ready COE support services, hosting services, and trials of our applications as part of our customer acquisition strategy. Sales of our software-as-a-service offerings include the right to use our software in a hosted environment over the contractual term. Our subscriptions include our software and our maintenance and support services. Our maintenance and support services include critical and continuous updates to the software that are integral to maintaining the intended utility of the software over the contractual term. Our software subscriptions and maintenance and support services are highly interdependent and interrelated and represent a single distinct performance obligation within the context of the contract. We have a small number of customers who have perpetual licenses, which we recognize ratably given the critical nature of the required continuous maintenance and support provided.

We generate additional runtime subscription fees for the use of our C3 AI Platform, a type of consumption billing based on computing and storage resources required to run our software. We typically recognize the consumption or usage-based revenue upon occurrence and invoice in arrears, although customers may purchase blocks of runtime in advance.

*Professional Services Revenue.* Professional services revenue primarily consists of implementation services and training. These services are distinct from our subscription revenue.

Professional services fees are based on the level of effort required to perform such tasks and are typically a fixed-fee engagement with a duration of less than 12 months. We recognize revenue for our professional services over time on an input or output basis as the performance obligations are satisfied.

*Contracts with Multiple Performance Obligations*. Most of our contracts with customers contain multiple performance obligations. Our subscriptions are sold for a broad range of amounts and a representative standalone selling price, or SSP, is not always discernible from past transactions or other observable evidence. When appropriate, we determine SSP based on the price at which the performance obligation has previously been sold through past transactions, taking into account internally approved pricing guidelines related to the performance obligations. When the SSP of a license or subscription and bundled maintenance and support services is highly variable and the contract also includes additional performance obligations with observable SSP, we first allocate the transaction price to the performance obligations with established SSPs and then apply the residual approach to allocate the remaining transaction price to the license or subscription and bundled maintenance and support services. If applying the residual approach results in zero or very little consideration being allocated to the combined performance obligation, or to a bundle of goods or services, we will consider all reasonably available data to determine an appropriate allocation of the transaction price. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation.

*Areas of Judgment and Estimates*. Determining whether the software subscriptions and the related support are considered distinct performance obligations that should be accounted for separately or as a single performance obligation requires significant judgment. In reaching our conclusion, we considered the nature of our promise to provide the customer real time analytics and ML algorithms that require regular re-training to maintain and improve prediction accuracy. As these updates to the software subscription are integral to maintaining the utility that is derived from the software subscription by customers, we determined that the software subscription and related updates fulfill a single promise to the customer under the contract.

Determining the relative SSP for contracts that contain multiple performance obligations requires significant judgement. We determine SSP using observable pricing when available, which takes into consideration market conditions and customer specific factors. When observable pricing is not available, we first allocate the transaction price to the performance obligations with established SSPs and then apply the residual approach to allocate the remaining transaction price to the subscription and bundled maintenance and support services.

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

*Interest Rate Risk*

As of April 30, 2023, we had cash, cash equivalents, and investments of $812.4 million. As of April 30, 2022, we had cash, cash equivalents, and short-term investments of $992.2 million. Interest-earning instruments carry a degree of interest rate risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. As of April 30, 2023, a hypothetical 10% relative change in interest rates would not have had a material impact on the value of our cash equivalents or investment portfolio. Any realized gains or losses resulting from such interest rate changes would only occur if we sold the investments prior to maturity.

*Foreign Currency Exchange Risk*

Our functional currency is the U.S. dollar. For the fiscal years ended April 30, 2023, 2022 and 2021, approximately 8%, 13%, and 25% of our sales were denominated in euros, respectively, and therefore our revenue, accounts receivable, and cash deposits are subject to foreign currency risk. Our foreign operating expenses are denominated in the local currencies of the countries in which we operate. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. A hypothetical 10% change in foreign currency exchange rates may result in a material impact on our consolidated financial statements. To date, we have not had a formal hedging program with respect to foreign currencies, but we may do so in the future if our exposure to foreign currencies should become more significant. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

*Inflation Risk*

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. If our costs were to become subject to significant inflationary pressures, including higher employee compensation costs, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, or results of operations.

**ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**


**Index to Consolidated Financial Statements**


**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholders and the Board of Directors of C3.ai, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of C3.ai and subsidiaries (the "Company") as of April 30, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock, redeemable convertible class A-1 common stock and stockholders' equity (deficit), and cash flows, for each of the three fiscal years in the period ended April 30, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of April 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 21, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matters**

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

**Revenue — Refer to Notes 1 and 2 to the financial statements**

*Critical Audit Matter Description*

The majority of the Company's revenue is generated from subscriptions to its C3 AI Platform license and related maintenance and support services. Licenses represent a contractual right for a customer to take possession of the software and it is feasible for the customer to host the software independently. Maintenance and support services comprise critical and continuous updates to the software that are integral to maintaining the intended utility of the software over the contractual term.

Management applies significant judgment in determining whether the Company's C3 AI Platform license and the related maintenance and support services are considered distinct performance obligations that should be accounted for separately or combined as a single performance obligation. Management has concluded that the Company's C3 AI Platform license and the related maintenance and support services are highly interdependent and interrelated and represent a single distinct performance obligation within the context of the contract satisfied over time.

We identified the determination that the Company's C3 AI Platform license and related maintenance and support services should be accounted for as a single performance obligation as a critical audit matter. This required a high degree of auditor judgement and increased the extent of effort.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to evaluating whether the Company's C3 AI Platform license and related maintenance and support services should be accounted for as a single performance obligation included the following, among others:

- We tested the effectiveness of internal controls over the Company's process related to the identification of performance obligations with respect to the Company's software licenses and maintenance and support services.

- We gained detailed understanding of the nature of the Company's software licenses and maintenance and support, how it is marketed to customers, and confirming our understanding with personnel outside of accounting.

- We evaluated management's key assumptions and analysis of its performance obligations, including their assessment of the nature, interdependency, and level of integration between the Company's software licenses and maintenance and support services, which included, among other procedures, observing data within a customer environment, such as:

    - Inspecting the number of machine learning predictions per day.

    - Inspecting the number of inputs ingested by the system.

**Related Party Transactions – Revenue Transactions with Baker Hughes Company — Refer to Note 13 to the financial statements**

*Critical Audit Matter Description*

The Company previously entered into multiple agreements with Baker Hughes in 2019, 2020, and 2021. The Company further revised their agreements with Baker Hughes in January 2023. Pursuant to this revised arrangement, the frequency of payments due from Baker Hughes was accelerated, Baker Hughes obtained expanded reseller rights and the Company will provide additional products and services.

We identified the evaluation of the accounting treatment of the revised arrangement as a critical audit matter because of the judgments required by management in evaluating the impact of the revised arrangement on the Company's revenue recognition policy. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve professionals with expertise in the accounting for revenue from contracts with customers, when performing audit procedures to evaluate the appropriateness of the accounting treatment.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the Company's evaluation of the accounting treatment of the revised arrangement and its impact on the Company's revenue recognition policy included the following, among others:

- We tested the effectiveness of internal controls related to the review of the revised arrangement and determination of the appropriate accounting treatment.

- We obtained and read contract source documents for the previous and the revised arrangements and evaluated management's accounting conclusions for reasonableness and compliance with generally accepted accounting principles.

- We compared the amounts reported in the financial statements and footnotes and agreed to the contract source documents.

- With the assistance of professionals in our firm having expertise in accounting for revenue from contracts with customers, we evaluated management's accounting conclusions related to certain aspects of the revised arrangement for reasonableness and compliance with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

June 21, 2023

We have served as the Company's auditor since 2018.

**C3.AI, INC.**
**CONSOLIDATED BALANCE SHEETS**
**(In thousands, except for share and per share data)**

| | | As of April 30, | | |
| --- | --- | --- | --- | --- |
| | | **2023** | | **2022** |
| **Assets** | | | | |
| Current assets | | | | |
| Cash and cash equivalents | $ | 284,829 | $ | 339,528 |
| Short-term investments | | 446,155 | | 620,633 |
| Accounts receivable, net of allowance of $359 and $157 as of April 30, 2023 and 2022, respectively[1] | | 134,586 | | 80,271 |
| Prepaid expenses and other current assets[2] | | 23,309 | | 20,004 |
| Total current assets | | 888,879 | | 1,060,436 |
| Property and equipment, net | | 84,578 | | 14,517 |
| Goodwill | | 625 | | 625 |
| Long-term investments | | 81,418 | | 32,086 |
| Other assets, non-current[3] | | 47,528 | | 63,218 |
| Total assets | $ | 1,103,028 | $ | 1,170,882 |
| **Liabilities and stockholders' equity** | | | | |
| Current liabilities | | | | |
| Accounts payable[4] | $ | 24,610 | $ | 54,218 |
| Accrued compensation and employee benefits | | 46,513 | | 32,223 |
| Deferred revenue, current[5] | | 47,846 | | 48,854 |
| Accrued and other current liabilities[6] | | 17,070 | | 14,874 |
| Total current liabilities | | 136,039 | | 150,169 |
| Deferred revenue, non-current | | 4 | | 288 |
| Other long-term liabilities[7] | | 37,320 | | 30,948 |
| Total liabilities | $ | 173,363 | $ | 181,405 |
| Commitments and contingencies (note 7) | | | | |
| Stockholders' equity | | | | |
| Class A common stock, $0.001 par value. 1,000,000,000 shares authorized as of April 30, 2023 and 2022, respectively; 110,442,569 and 102,725,041 shares issued and outstanding as of April 30, 2023 and 2022 respectively | | 110 | | 103 |
| Class B common stock, $0.001 par value; 3,500,000 shares authorized as of April 30, 2023 and 2022, respectively; 3,499,992 and 3,499,992 shares issued and outstanding as of April 30, 2023 and 2022, respectively | | 3 | | 3 |
| Additional paid-in capital | | 1,740,174 | | 1,532,917 |
| Accumulated other comprehensive loss | | (385) | | (2,148) |
| Accumulated deficit | | (810,237) | | (541,398) |
| Total stockholders' equity | | 929,665 | | 989,477 |
| Total liabilities and stockholders' equity | $ | 1,103,028 | $ | 1,170,882 |

(1) Including amounts from a related party of $74,620 and $35,848 as of April 30, 2023 and 2022, respectively.
(2) Including amounts from a related party of $4,983 and $4,862 as of April 30, 2023 and 2022, respectively.
(3) Including amounts from a related party of $11,279 and $16,141 as of April 30, 2023 and 2022, respectively.
(4) Including amounts from a related party of $2,200 and $18,549 as of April 30, 2023 and 2022, respectively.
(5) Including amounts from a related party of $249 and $132 as of April 30, 2023 and 2022, respectively.
(6) Including amounts from a related party of $2,448 and $2,510 as of April 30, 2023 and 2022, respectively.
(7) Including amounts from a related party of nil and $2,448 as of April 30, 2023 and 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

**C3.AI, INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**(In thousands, except per share data)**

| | | Fiscal Year Ended April 30, | | | | |
|---|---|---|---|---|---|---|
| | | 2023 | | 2022 | | 2021 |
| Revenue | | | | | | |
| Subscription[1] | $ | 230,443 | $ | 206,916 | $ | 157,366 |
| Professional services[2] | | 36,352 | | 45,843 | | 25,851 |
| Total revenue | | 266,795 | | 252,759 | | 183,217 |
| Cost of revenue | | | | | | |
| Subscription[3] | | 78,423 | | 45,838 | | 31,315 |
| Professional services | | 7,914 | | 17,875 | | 13,204 |
| Total cost of revenue | | 86,337 | | 63,713 | | 44,519 |
| Gross profit | | 180,458 | | 189,046 | | 138,698 |
| Operating expenses | | | | | | |
| Sales and marketing[4] | | 183,121 | | 173,584 | | 96,991 |
| Research and development | | 210,660 | | 150,544 | | 68,856 |
| General and administrative | | 77,170 | | 61,040 | | 33,109 |
| Total operating expenses | | 470,951 | | 385,168 | | 198,956 |
| Loss from operations | | (290,493) | | (196,122) | | (60,258) |
| Interest income | | 21,979 | | 1,827 | | 1,255 |
| Other income (expense), net | | 350 | | 3,019 | | 4,011 |
| Net loss before provision for income taxes | | (268,164) | | (191,276) | | (54,992) |
| Provision for income taxes | | 675 | | 789 | | 704 |
| Net loss | $ | (268,839) | $ | (192,065) | $ | (55,696) |
| Net loss per share attributable to Class A common stockholders, basic and diluted | $ | (2.45) | $ | (1.84) | $ | (0.90) |
| Net loss per share attributable to Class A-1 common stockholders, basic and diluted | $ | — | $ | — | $ | (0.55) |
| Net loss per share attributable to Class B common stockholders, basic and diluted | $ | (2.45) | $ | (1.84) | $ | (0.35) |
| Weighted-average shares used in computing net loss per share attributable to Class A common stockholders, basic and diluted | | 106,351 | | 100,904 | | 56,678 |
| Weighted-average shares used in computing net loss per share attributable to Class A-1 common stockholders, basic and diluted | | — | | — | | 6,667 |
| Weighted-average shares used in computing net loss per share attributable to Class B common stockholders, basic and diluted | | 3,500 | | 3,500 | | 3,500 |

(1)  Including related party revenue of $75,452, $60,425, and $30,557 for the fiscal years ended April 30, 2023, 2022 and 2021, respectively.
(2)  Including related party revenue of $16,774, $16,872, and $4,825 for the fiscal years ended April 30, 2023, 2022 and 2021, respectively.
(3)  Including purchases from related party included in cost of revenue of nil, $578 and $56 for the fiscal years ended April 30, 2023, 2022 and 2021, respectively.
(4)  Including related party sales and marketing expense of $13,962, $8,229 and $44 for the fiscal years ended April 30, 2023, 2022 and 2021, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

**C3.AI, INC.**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS**
**(In thousands)**

| | | Fiscal Year Ended April 30, | | | | |
|---|---|---|---|---|---|---|
| | | 2023 | | 2022 | | 2021 |
| Net loss | $ | (268,839) | $ | (192,065) | $ | (55,696) |
| Other comprehensive income (loss) | | | | | | |
| Unrealized gain (loss) on investment securities, net of tax | | 1,763 | | (2,229) | | (343) |
| Total comprehensive loss | $ | (267,076) | $ | (194,294) | $ | (56,039) |

The accompanying notes are an integral part of these consolidated financial statements.

# C3.AI, INC.
## CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE CONVERTIBLE CLASS A-1 COMMON STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
## (In thousands)

| | Redeemable Convertible Preferred Stock | | Redeemable Convertible A-1 Common Stock | | Common Stock | | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | | | | |
| **Balance as of April 30, 2020** | 37,129 | $ 375,207 | 6,667 | $ 18,800 | 31,210 | $ 31 | $ 110,485 | $ 424 | $ (293,637) | $ (182,697) |
| Repayment of Shareholder Loan | — | 24,546 | — | — | — | — | 1,457 | — | — | 1,457 |
| Conversion of redeemable convertible preferred stock to common stock upon initial public offering | (37,129) | (399,753) | (6,667) | (18,800) | 43,796 | 44 | 418,509 | — | — | 418,553 |
| Issuance of common stock upon initial public offering and private placements, net of underwriting discounts | — | — | — | — | 21,396 | 21 | 844,554 | — | — | 844,575 |
| Issuance of Class A common stock upon exercise of stock options | — | — | — | — | 5,765 | 6 | 10,711 | — | — | 10,717 |
| Vesting of early exercised Class A common stock options | — | — | — | — | — | — | 2,869 | — | — | 2,869 |
| Stock-based compensation expense | — | — | — | — | — | — | 21,740 | — | — | 21,740 |
| Other comprehensive loss | — | — | — | — | — | — | — | (343) | — | (343) |
| Net loss | — | — | — | — | — | — | — | — | (55,696) | (55,696) |
| **Balance as of April 30, 2021** | — | $ — | — | $ — | 102,167 | $ 102 | $ 1,410,325 | $ 81 | $ (349,333) | $ 1,061,175 |
| Issuance of Class A common stock upon exercise of stock options | — | — | — | — | 4,515 | 5 | 21,405 | — | — | 21,410 |
| Vesting of early exercised Class A common stock options | — | — | — | — | — | — | 2,745 | — | — | 2,745 |
| Vesting of restricted stock units | — | — | — | — | 264 | — | — | — | — | — |
| Repurchase and retirement of Class A common stock | — | — | — | — | (721) | (1) | (14,999) | | — | (15,000) |
| Stock-based compensation expense | — | — | — | — | — | — | 113,441 | — | — | 113,441 |
| Other comprehensive loss | — | — | — | — | — | — | — | (2,229) | — | (2,229) |
| Net loss | — | — | — | — | — | — | — | — | (192,065) | (192,065) |
| **Balance as of April 30, 2022** | — | $ — | — | $ — | 106,225 | $ 106 | $ 1,532,917 | $ (2,148) | $ (541,398) | $ 989,477 |

The accompanying notes are an integral part of these consolidated financial statements.

**C3.AI, INC.**

**CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK,**
**REDEEMABLE CONVERTIBLE CLASS A-1 COMMON STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)**
**(In thousands)**

| | Common Stock | | Additional Paid-In Capital | Accumulated Other Comprehensive Loss | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| **Balance as of April 30, 2022** | 106,225 | $ 106 | $ 1,532,917 | $ (2,148) | $ (541,398) | $ 989,477 |
| Issuance of Class A common stock upon exercise of stock options | 1,309 | 1 | 4,652 | — | — | 4,653 |
| Vesting of early exercised Class A common stock options | — | — | 1,006 | — | — | 1,006 |
| Tax withholding related to net share settlement of equity awards | (437) | (1) | (6,939) | — | — | (6,940) |
| Vesting of restricted stock units | 6,535 | 7 | 23,923 | — | — | 23,930 |
| Issuance of Class A common stock under employee stock purchase plan | 311 | — | 3,093 | — | — | 3,093 |
| Stock-based compensation expense | — | — | 181,522 | — | — | 181,522 |
| Other comprehensive income | — | — | — | 1,763 | — | 1,763 |
| Net loss | — | — | — | — | (268,839) | (268,839) |
| **Balance as of April 30, 2023** | 113,943 | $ 113 | $ 1,740,174 | $ (385) | $ (810,237) | $ 929,665 |

The accompanying notes are an integral part of these consolidated financial statements.

**C3.AI, INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(In thousands)**

| | Fiscal Year Ended April 30, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| **Cash flows from operating activities:** | | | |
| Net loss | $ (268,839) | $ (192,065) | $ (55,696) |
| Adjustments to reconcile net loss to net cash used in operating activities | | | |
| Depreciation and amortization | 6,088 | 5,190 | 4,297 |
| Non-cash operating lease cost | 6,992 | 4,185 | 3,315 |
| Stock-based compensation expense | 216,542 | 113,441 | 21,740 |
| Other | (4,309) | 1,601 | (180) |
| Changes in operating assets and liabilities | | | |
| Accounts receivable[1] | (54,517) | (14,156) | (34,690) |
| Prepaid expenses, other current assets and other assets[2] | (576) | (14,578) | (14,855) |
| Accounts payable[3] | (22,041) | 34,481 | 7,450 |
| Accrued compensation and employee benefits | 3,193 | 10,394 | 8,135 |
| Operating lease liabilities | 13,641 | (3,266) | (3,551) |
| Other liabilities[4] | (10,573) | (5,604) | 11,549 |
| Deferred revenue[5] | (1,292) | (26,085) | 14,933 |
| Net cash used in operating activities | (115,691) | (86,462) | (37,553) |
| **Cash flows from investing activities:** | | | |
| Purchases of property and equipment | (70,518) | (3,791) | (1,628) |
| Capitalized software development costs | (1,000) | (500) | — |
| Proceeds from sale of non-marketable equity security | — | — | 725 |
| Purchases of investments | (745,249) | (796,487) | (1,152,142) |
| Maturities and sales of investments | 876,713 | 1,117,793 | 385,893 |
| Net cash provided by (used in) investing activities | 59,946 | 317,015 | (767,152) |
| **Cash flows from financing activities:** | | | |
| Proceeds from initial public offering and private placements, net of underwriting discounts | — | — | 851,859 |
| Proceeds from repayment of shareholder loan | — | — | 26,003 |
| Taxes paid related to net share settlement of equity awards | (6,940) | — | — |
| Repurchase and retirement of Class A Common stock | — | (15,000) | — |
| Payment of deferred offering costs | — | (105) | (7,179) |
| Proceeds from issuance of Class A common stock under employee stock purchase plan | 3,093 | — | — |
| Proceeds from exercise of Class A common stock options | 4,468 | 20,816 | 16,673 |
| Net cash provided by financing activities | 621 | 5,711 | 887,356 |
| Net (decrease) increase in cash, cash equivalents and restricted cash | (55,124) | 236,264 | 82,651 |
| Cash, cash equivalents and restricted cash at beginning of period | 352,519 | 116,255 | 33,604 |
| Cash, cash equivalents and restricted cash at end of period | $ 297,395 | $ 352,519 | $ 116,255 |
| Cash and cash equivalents | 284,829 | 339,528 | 115,355 |
| Restricted cash included in prepaid expenses and other current assets | — | 425 | — |
| Restricted cash included in other assets, non-current | 12,566 | 12,566 | 900 |
| Total cash, cash equivalents and restricted cash | $ 297,395 | $ 352,519 | $ 116,255 |

| | Fiscal Year Ended April 30, | | | | | |
|---|---|---|---|---|---|---|
| | **2023** | | **2022** | | **2021** | |
| **Supplemental disclosure of cash flow information—cash paid for income taxes** | $ | 578 | $ | 939 | $ | 550 |
| **Supplemental disclosures of non-cash investing and financing activities:** | | | | | | |
| Purchases of property and equipment included in accounts payable and accrued liabilities | $ | 13,814 | $ | 9,261 | $ | 212 |
| Right-of-use assets obtained in exchange for lease obligations (including remeasurement of right-of-use assets and lease liabilities due to changes in the timing of receipt of lease incentives) | $ | (5,589) | $ | 26,529 | $ | — |
| Right-of-use assets obtained in exchange for lease obligations arising from lease modifications | $ | 3,093 | $ | 1,572 | $ | — |
| Unpaid liabilities related to intangible purchases | $ | 1,500 | $ | 2,500 | $ | — |
| Receivable from exercise of stock options included in prepaid expenses, other current assets and other assets | $ | 61 | $ | 29 | $ | — |
| Deferred offering costs included in accounts payable and accrued liabilities | $ | — | $ | — | $ | 105 |
| Vesting of early exercised stock options | $ | 1,006 | $ | 2,746 | $ | 2,869 |

(1)  Including changes in related party balances of $38,772, $20,668, and $(14,930) for the fiscal years ended April 30, 2023, 2022 and 2021, respectively.
(2)  Including changes in related party balances of $(4,741), $12,739 and $8,264 for the fiscal years ended April 30, 2023, 2022 and 2021, respectively.
(3)  Including changes in related party balances of $(16,349), $18,493 and $56 for the fiscal years ended April 30, 2023, 2022 and 2021, respectively.
(4)  Including changes in related party balances of $(2,510), $(3,350) and $8,308 for the fiscal years ended April 30, 2023, 2022 and 2021, respectively.
(5)  Including changes in related party balances of $117, $(7,565), and $6,198 for the fiscal years ended April 30, 2023, 2022 and 2021, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

# C3.AI, INC.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1.   Summary of Business and Significant Accounting Policies

*Business*

C3.ai, Inc. (including its subsidiaries, "C3 AI" or "the Company") is an enterprise artificial intelligence ("AI") software provider. The Company's C3 AI Platform supports accelerating digital transformation in various industries with prebuilt and configurable C3 AI Applications for business use cases including predictive maintenance, fraud detection, sensor network health, supply network optimization, energy management, anti-money laundering, and customer engagement. The Company supports customers in the United States, Europe, and the rest of the world. The Company was initially formed as a limited liability company in Delaware on January 8, 2009 and converted to a Delaware corporation in June 2012.

*Reclassification and Reverse Stock Split*

In November 2020, the Company amended and restated its certificate of incorporation to effect a reclassification of the Company's prior Class B common stock and Class C common stock into Class A common stock and redeemable convertible Class B-1 common stock into a new redeemable convertible Class A-1 common stock. The rights, including the liquidation, dividend, and voting rights, are substantially identical for each class of common stock reclassified. All references to prior Class B common stock and Class C common stock have been recast to Class A common stock, and all references to redeemable convertible Class B-1 common stock have been recast to redeemable convertible Class A-1 common stock in these consolidated financial statements to give retrospective effect to the reclassification for all periods presented. The Company also authorized a new Class B common stock. The rights, including the liquidation and dividend rights, of the Class A common stock and the new Class B common stock are substantially identical, other than the voting rights and conversion rights upon transfer of the Class B common stock. See *Note 9. Stockholders' Equity* for more information.

Additionally, the Company effected a 6-for-1 reverse stock split of the Company's outstanding common stock, preferred stock, and stock option awards. The par value of the common stock and preferred stock was not adjusted as a result of the reverse stock split. The authorized shares of the Class A common stock, new Class A-1 common stock, new Class B common stock and preferred stock were also adjusted to 390,000,000 shares, 6,666,667 shares, 21,000,000 shares, and 233,107,379 shares, respectively. All authorized, issued, and outstanding shares of common stock, preferred stock, stock option awards, and per share data included in these consolidated financial statements have been recast to give retrospective effect to the adjusted authorized shares and reverse stock split for all periods presented.

*Initial Public Offering and Concurrent Private Placements*

In December 2020, the Company completed its initial public offering ("IPO"), in which the Company issued and sold 17,825,000 shares of its Class A common stock at $42.00 per share, which included 2,325,000 shares issued upon the exercise of the underwriters' over-allotment option to purchase additional shares. The Company received net proceeds of $694.6 million after deducting underwriting discounts and other offering expenses. In connection with the IPO:

- all 33,628,776 shares of the Company's outstanding redeemable convertible preferred stock, except the Series A* preferred stock, automatically converted into an equivalent number of shares of Class A common stock on a one-to-one basis;

- all 3,499,992 shares of the Company's outstanding redeemable convertible Series A* preferred stock automatically converted into an equivalent number of shares of Class B common stock on a one-to-one basis;

- all 6,666,665 shares of the Company's outstanding redeemable convertible Class A-1 common stock automatically converted into an equivalent number of shares of Class A common stock on a one-to-one basis; and

- the Company amended and restated its certificate of incorporation which became effective upon completion of the IPO.

Deferred offering costs consist primarily of direct and incremental accounting, legal and other fees related to the Company's IPO. Prior to the IPO, all deferred offering costs incurred were capitalized and included in other assets on the consolidated balance sheet. Upon completion of the IPO, $7.2 million of deferred offering costs were reclassified into stockholders' equity as a reduction of the IPO proceeds.


**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**


The Company also completed a concurrent private placement immediately subsequent to the closing of the IPO, in which the Company issued and sold 2,380,952 and 1,190,476 shares, respectively, of its Class A common stock at $42.00 per share to Spring Creek Capital LLC, an affiliate of Koch Industries, Inc., and Microsoft Corporation, respectively (the "Concurrent Private Placement"). The Company received aggregate proceeds of $150.0 million and did not pay underwriting discounts with respect to the shares of Class A common stock that were sold in the Concurrent Private Placement.

*Basis of Presentation and Principles of Consolidation*

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). The consolidated financial statements include the accounts of C3.ai, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

*Use of Estimates*

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenue and expenses. Actual results and outcomes could differ significantly from the Company's estimates, judgments, and assumptions. Significant estimates include determining standalone selling price for performance obligations in contracts with customers and estimating variable consideration, the estimated expected benefit period for deferred contract acquisition costs, the useful lives of long-lived assets, the incremental borrowing rate for operating leases, other assumptions used to measure stock-based compensation, and the valuation of deferred income tax assets and uncertain tax positions. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.

*Fiscal Year*

The Company's fiscal year ends on April 30. References to fiscal 2023, 2022 and 2021 relate to the fiscal years ended April 30, 2023, 2022 and 2021, respectively.

*Concentration of Risk*

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents, investments and accounts receivable. The majority of the Company's cash and cash equivalents are held by one financial institution. The Company is exposed to that financial institution to the extent that its cash balance with that financial institution is in excess of Federal Deposit Insurance Company ("FDIC") insurance limits. The Company's investment policy is to invest in securities with a minimum rating of P-2 by Moody's, A-2 by Standard & Poor's, F2 by Fitch's or higher for short-term investments, and minimum rating of BBB by Moody's, Standard & Poor's, Fitch's or higher for long-term investments. For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers up to the amounts recorded on the consolidated balance sheets. The Company manages its accounts receivable credit risk through ongoing credit evaluation of its customers' financial conditions. The Company generally does not require collateral from its customers. For information regarding the Company's significant customers, see *Note 2. Revenue* to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

*Cash and Cash Equivalents*

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company's cash equivalents consisted of investments in money market funds, commercial paper and corporate debt securities as of April 30, 2023 and 2022.

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

### *Restricted Cash*

The Company had restricted cash pledged as security deposits at April 30, 2023 and 2022 of $12.6 million and $12.6 million, respectively, primarily representing a security deposit required by certain leases. The balance of restricted cash as of April 30, 2023 and 2022 was recorded in other assets, non-current and prepaid expenses and other current assets on the consolidated balance sheets.

### *Investments*

The Company's investments in marketable debt securities have been classified and accounted for as available-for-sale and are recorded at estimated fair value. The Company's available-for-sale marketable securities comprised of money market funds, U.S. treasury securities, certificates of deposit, U.S. government agency securities, commercial paper and corporate debt securities, are classified as available-for-sale marketable securities. The Company classifies its available-for-sale marketable securities as either short-term or long-term at each balance sheet date based on each instrument's underlying contractual maturity date. The Company determines the appropriate classification of investments at the time of purchase and reevaluates such determination at each period-end. Purchase premiums and discounts are amortized or accreted using the effective interest method over the life of the related security and such amortization and accretion are included in interest income in the consolidated statements of operations.

For available-for-sale marketable securities in an unrealized loss position, the Company first assesses whether it intends to sell or it is more likely than not that the Company will be required to sell the security before the recovery of its entire amortized cost basis. If either of these criteria is met, the security's amortized cost basis is written down to fair value through other income (expense), net in the consolidated statements of operations. If neither of these criteria is met, the Company further assesses whether the decline in fair value below amortized cost is due to credit or non-credit related factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and any adverse conditions specifically related to the security, among other factors. Credit related unrealized losses are recognized as an allowance on the consolidated balance sheets with a corresponding charge in the other income (expense), net in the consolidated statements of operations. Non-credit related unrealized losses and unrealized gains on available-for-sale marketable securities are reported in other comprehensive income (loss) as a separate component on the consolidated statements of comprehensive loss. Realized gains and losses are determined based on the specific-identification method and are reported in interest income on the consolidated statements of operations.

### *Accounts Receivable*

Accounts receivable includes billed and unbilled receivables, net of allowance of doubtful accounts. Trade accounts receivable are recorded at invoiced amounts and do not bear interest. The expectation of collectability is based on a review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine the appropriate amount of allowance for doubtful accounts. An allowance for doubtful accounts balance of $0.4 million and $0.2 million was recorded as of April 30, 2023 and 2022, respectively. Accounts receivable included unbilled receivables of as of April 30, 2023 and April 30, 2022 of $77.6 million and $19.9 million respectively.

### *Fair Value Measurements*

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Assets and liabilities that are measured at fair value are reported using a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly.

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

Level 3—Inputs that are unobservable for the asset or liability.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

### Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised primarily of prepaid cloud subscriptions, other receivables, costs to obtain and fulfill a contract, loans to non-executive employees, prepaid software subscriptions, prepaid rent, and prepaid insurance premiums.

### Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Assets are depreciated using the straight-line method over useful lives of three to five years. Leasehold improvements and certain furniture and fixtures are amortized using the straight-line method over the lesser of the remaining respective lease term or useful lives.

### Impairment of Long-Lived Assets

The Company evaluates long-lived assets or asset groups for impairment whenever events indicate that the carrying value of an asset or asset group may not be recoverable based on expected future cash flows attributable to that asset or asset group. Recoverability of assets held and used is measured by comparing the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds estimated undiscounted future cash flows, then an impairment charge would be recognized based on the excess of the carrying amount of the asset or asset group over its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell. There were no impairment charges recognized related to long-lived assets during the fiscal years ended April 30, 2023, 2022 and 2021.

### Goodwill

Goodwill is the amount by which the cost of acquired net assets in a business combination exceeds the fair value of the net identifiable assets on the date of purchase and is carried at its historical cost. The Company tests goodwill for impairment on an annual basis or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs its annual impairment test of goodwill as of February 1, and whenever events or circumstances indicate that the asset might be impaired. The tests did not result in an impairment to goodwill during the fiscal years ended April 30, 2023, 2022 and 2021.

### Leases

The Company has lease arrangements that include lease and non-lease components. The Company has elected to not account for the lease and non-lease components separately. For leases that commenced before the Company's adoption date of Accounting Standards Codification ("ASC") Topic 842, *Leases*, the Company elected the practical expedient to not reassess the following: (1) whether any expired or existing contracts contain leases; (2) the lease classification for any expired or existing leases; and (3) initial direct costs for any existing leases. For short-term leases, defined as leases with a lease term of 12 months or less, the Company elected to not recognize an associated lease liability and right-of-use ("ROU"), asset. Lease payments for short-term leases are expensed on a straight-line basis over the lease term.

In addition, the Company subleases certain of its unoccupied facilities to third parties. Any impairment to the associated right-of-use assets, leasehold improvements, or other assets as a result of a sublease is recognized in the period the sublease is executed and recorded in the consolidated statements of operations. The Company recognizes sublease income on a straight-line basis over the sublease term. Sublease income is recorded as a reduction to the Company's operating lease costs.

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

The Company does not have financing leases. Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. The Company uses the rate implicit in the lease when readily determinable at lease inception. If the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the adoption date for leases that commenced prior to the adoption date and the commencement date for leases that commenced after the adoption date. The incremental borrowing rate assumptions include the lease term and the Company's credit risk. The operating lease ROU asset also includes any advance lease payments made and excludes lease incentives. The Company's lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis as operating expense in the consolidated statements of operations over the lease term.

### Software Development Costs

The Company capitalizes certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process and substantial development risks, the Company's products are made available for general release as soon as technological feasibility is reached.

The Company expenses the cost of purchased software that is to be sold, leased, or otherwise marketed as part of a product until the technological feasibility of the product has been established or where the software has an alternative future use. Once the technological feasibility of the product, to be externally marketed, has been established or where the software has an alternative future use, the Company capitalizes the cost of purchased software until the associated product is available for general release to customers, at which point the capitalized cost is amortized on a product-by-product basis the greater of the ratio of current gross revenues to the total of current and anticipated future gross revenues or over the remaining estimated economic life of the product.

The Company capitalized software costs of $3.0 million and $3.0 million, respectively, during the fiscal years ended April 30, 2023 and 2022, respectively, and included in other assets, non-current in the consolidated balance sheets. The Company amortized capitalized software costs of $1.1 million and $0.7 million, respectively, during the fiscal years ended April 30, 2023 and 2022, respectively, and included in cost of subscription revenue in the consolidated statements of operations. The Company did not capitalize any software costs during the fiscal year ended April 30, 2021.

### Deferred Revenue

Deferred revenue consists of billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Company's revenue recognition criteria are met. The portion of deferred revenue that is anticipated to be recognized as revenue during the succeeding twelve-month period is recorded as deferred revenue, current and the remaining portion is recorded as deferred revenue, non-current. The Company's contract liabilities are classified as deferred revenue upon the right to invoice or when payments have been received for undelivered products or services.

### Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, *Revenue From Contracts With Customers* ("ASC 606") for all periods presented. The core principle of ASC 606 is to recognize revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. This principle is achieved by applying the following five-step approach:

*Identification of the Contract, or Contracts, with a Customer.* A contract with a customer exists when (1) the Company enters into an enforceable contract with a customer that defines each party's rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (2) the contract has commercial substance and (3) the Company determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer's intent and ability to pay the promised consideration.

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

*Identification of the Performance Obligations in the Contract.* Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, the Company applies judgment to determine whether promised goods or services are capable of being distinct and distinct in the context of the contract. If these criteria are not met, the promised goods or services are accounted for as a combined performance obligation.

*Determination of the Transaction Price.* The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer, net of sales taxes or value-added taxes. If the transaction price includes variable consideration, the Company includes an estimate of the amount it expects to receive if it is probable that a significant reversal of cumulative revenue recognized will not occur. Usage-based fees earned in exchange for the use of the Company's software licenses and subscription services are subject to the usage-based royalty and series guidance variable consideration estimation exceptions, respectively.

*Allocation of the Transaction Price to the Performance Obligations in the Contract.* Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price ("SSP"). When appropriate, the Company determines SSP based on data points that include the price at which the performance obligation has previously been sold through past transactions, internally approved pricing guidelines and stated contract price. When the SSP of a license or subscription and bundled maintenance and support services is highly variable and the contract also includes additional performance obligations with observable SSP, the Company first allocates the transaction price to the performance obligations with established SSPs and then applies the residual approach to allocate the remaining transaction price to the license or subscription and bundled maintenance and support services. If applying the residual approach results in zero or very little consideration being allocated to the combined performance obligation, or to a bundle of goods or services, the Company will consider all reasonably available data to determine an appropriate allocation of the transaction price. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation.

*Recognition of Revenue when, or as, Performance Obligations are Satisfied*. The Company satisfies substantially all of its performance obligations over time, as discussed in further detail below. Revenue is recognized at the time the related performance obligation is satisfied with the transfer of a promised good or service to a customer over time.

Subscription Revenue

Subscription revenue is primarily comprised of term licenses, stand-ready COE support services, trials and pilots of our applications, and software-as-a-service ("SaaS") offerings. Licenses represent a contractual right for a customer to take possession of the software and it is feasible for the customer to host the software independently. SaaS represents a right for a customer to access the software through the Company's cloud environment and the customer does not have the right to take possession of the software. Subscriptions also include our maintenance and support services that comprised of critical and continuous updates to the software that are integral to maintaining the intended utility of the software over the contractual term. For the significant majority of the Company's offerings, software and maintenance and support services are highly interdependent and interrelated and represent a single distinct performance obligation within the context of the contract and satisfied over time.

Determining whether the software license and maintenance and support services are considered distinct performance obligations that should be accounted for separately or as one combined performance obligation may require significant judgment. In reaching its conclusion, the Company considered the nature of its promise to provide the customer real time analytics and ML algorithms that require regular re-training to maintain and improve prediction accuracy. The Company fulfills this promise by providing real time data feeds to the ML model and by providing regular tuning, optimization and critical updates to the constantly changing Type system. Accordingly, the Company has determined that the software license and maintenance and support services fulfill a single promise to the customer under the contract.

# C3.AI, INC.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's subscriptions are generally offered under renewable, multi-period, fixed fee contracts where payments are typically due annually in advance. A time-elapsed output method is used to measure progress because the nature of the promise is a stand-ready service. The Company also offers premium stand-ready C3 AI Center of Excellence ("COE") support services, hosting services and trial services, which are distinct performance obligations. A description of the Company's offerings are as follows:

- *C3 AI Platform.* C3 AI Platform is a comprehensive suite that allows for the design, deployment, and operation of AI, predictive analytics, and applications at enterprise scale. The C3 AI Platform provides data scientists and application developers robust advantages for rapid application and analytics development and deployment. Customers primarily pay for the C3 AI Platform via fixed annual fees based on the number of development users allowed to access the C3 AI Platform. The C3 AI Platform offering is primarily a term subscription but at times has been sold as a perpetual license and generates additional runtime subscription fees, a form of consumption or usage-based revenue based on compute and storage resources required to run the C3 AI Platform.

- *C3 AI Applications.* C3 AI Applications are production applications that address a wide range of predictive analytics, reporting, visualization and Generative AI use cases. C3 AI Applications are industry-tested and proven enterprise-grade applications built on a cohesive suite architecture that is designed to integrate and process highly dynamic data sets from sensor networks and enterprise and extraprise information systems, and enable advanced ML capabilities. C3 AI Applications sold without the C3 AI Platform can be in the form of term or perpetual licenses or subscriptions and earn revenue through a fixed fee.

- *C3 AI Maintenance and Support Services.* C3 AI Maintenance and Support Services are provided for the C3 AI Platform and the C3 AI Applications that are selected by the customer. This support includes standard monitoring, performance monitoring, database maintenance, security monitoring, upgrading, backup and restore, patching, etc. provided by the Company. The Company continuously provides updates that are critical to the continued and enhanced utility of the software.

- *COE Support Services.* COE Support Services provide premium development services and support by an available pool of resources. The purpose of the COE is to allow the customer to utilize, extend or modify C3 AI Applications and to develop its own applications on the C3 AI Platform. To facilitate customer's efforts, C3 provides the following COE Support Services on the C3 AI Platform and C3 AI Applications to customer personnel during the subscription term of COE: (1) support and guidance on C3 AI overall software application architecture; (2) data integration, data science, and application development support on the C3 AI Platform; (3) training on the C3 AI Platform and C3 AI Applications to the customer project team members; and (4) support to help address any developmental issues faced by the customer. COE Support Services are generally offered under , multi-period, fixed fee contracts whereby payments are primarily due annually in advance and in most cases are co-terminous with the C3 AI Platform subscription term. COE Support Services represent a stand-ready performance obligation comprised of a series of distinct days of service that is satisfied and recognized in revenue ratably over the term of the COE agreement. Revenue for COE Support Services is included within subscription revenue in the consolidated statements of operations.

- *Pilots.* The Company announced a new consumption-based pricing model to customers beginning with a pilot phase which starts with a six-month subscription for unlimited developers access to C3 AI Platform, one C3 AI Application and COE support services. After the pilot phase ends, the customer has an option to convert to a month-to-month contract with unlimited C3 AI Platform developers and one C3 AI Application. Typically, a customer is charged a monthly minimum fee for a stated number of vCPU and vGPU hours and an overage is charged if the customer utilizes greater than the minimum vCPU hours in a month. Customers have the option to commit to a one-year, two-year or three-year term.

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

- *Trials.* Trial projects typically consist of several phases including project kickoff, design, data integration, configuration, validation and final demonstration. These trials are typically fixed-price eight to 16-week product trials during which the Company works with customers to define a specific business problem or use case and address the use case using AI-based predictive analytics. During the trial, the Company integrates data, configures ML algorithms supporting the use case, and configures a user interface to present the resulting insights. At the end of a trial, the Company demonstrates a working application that shows the utility, benefit, and economic value to be gained from a production deployment of big data, analytics, and ML applications. These paid trials are solely meant to demonstrate the feasibility of the Company's offering to the customer and provide them with a level of confidence to encourage them to enter into a large, multi-year arrangement with the Company. Trial revenue is recognized over time during the production pilot period.

- *Hosting Services.* For certain customers, the Company provides access to the C3 AI Platform and/or C3 AI Applications in the Company's cloud environment. The customer consumes and receives benefit throughout the hosting period from the entity's performance of hosting and providing access to the hosted software, which the customer would otherwise have to undertake itself or obtain another party to do. The Company recognizes hosting services over time based on the consumption patterns of the customers. Customers who choose to install the C3 AI Platform and/or C3 AI Applications in their own cloud environments do not subscribe to the Company's hosting services. Hosting services are generally offered as part of the subscription for C3 AI Platform and/or C3 AI Application arrangements, including pilots and the amount of revenue recognized on a monthly basis varies based on actual consumption by the customer.

- *C3 AI Ex Machina.* C3 AI Ex Machina is a no-code solution that provides secure, easy access to analysis-ready data, and enables business analysts without data science training to rapidly perform data science tasks such as building, configuring, training, and visualizing AI models. It offers a graphical interface that allows users to connect rapidly to enterprise data stores, and export results to other enterprise applications. C3 AI Ex Machina is offered via a monthly subscription or longer-term subscriptions and can be hosted by the Company or hosted by a customer. Revenue from C3 AI Ex Machina is generated through fixed fee and/or usage-based royalties.

Professional Services

The Company's professional services primarily include implementation services, training and prioritized engineering services. The Company offers a complete range of professional service support both onsite and remotely, including training, application design, project management, system design, data modeling, data integration, application design, development support, data science, and application and AI Platform administration support. Professional services fees are based on the level of effort required to perform such tasks and are typically a fixed-fee engagement with a duration of less than 12 months. Prioritized engineering services are undertaken at the request of customers to accelerate the development of software features in C3 AI software products. These features are typically part of the Company's product roadmap, but the customer contracts with the Company to obtain such features on a time-accelerated basis.

Contract balances

The Company typically invoices customers for subscription fees in annual increments upon execution of the initial contract or subsequent renewal, payable within 30 to 60 days, and providing customers access to the C3 AI Platform and/or C3 AI Applications. For pilots, the Company typically invoices customers upon execution of the six-month contract. Monthly usage-based runtime and hosting charges are billed as they are delivered or in arrears. Certain government contracts are cancellable during the subscription term depending on the future fiscal funding available to the contract. The Company has not experienced any cancellation due to the funding constraint related to such contracts.

The timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable are recorded at the invoiced amount, net of an allowance for doubtful accounts. A receivable is recognized in the period the Company delivers goods or provides services, or when the Company's right to consideration is unconditional, whichever is earlier. In situations where revenue recognition occurs before invoicing, an unbilled receivable is recorded.


**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**


While the timing of revenue recognition usually differs from the timing of payment, the Company has determined the contracts generally do not include a significant financing component, because the period between when the Company transfers its software and services to a customer and when the customer pays for the software and service is typically one year or less. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company's software and services, not to receive financing from the customers or to provide customers with financing.

### *Costs to Obtain and Fulfill a Contract*

The Company's customer acquisition costs are primarily related to sales commissions if such costs are incremental costs to obtain a contract without a service condition.

Sales commissions are deferred and then amortized taking into consideration the pattern of transfer to which assets relate. If the commissions paid on the initial and renewal contracts are not commensurate to each other, the Company amortizes the commissions paid on the initial contract over an expected period of benefit, including expected renewals, which is determined to be approximately five years. In arriving at the average period of benefit the Company considered the duration of the Company's relationships with customers and the Company's technology. Sales commissions for renewal contracts are generally deferred and amortized over the contract period. Sales commissions are expensed as incurred when the expected amortization period is one year or less.

Costs to obtain and fulfill a contract that will be amortized within the succeeding 12-month period are classified as current and included in prepaid expenses and other current assets on the consolidated balance sheets. The remaining balance is classified as non-current and are included in other assets on the consolidated balance sheets. Amortization expense is included in sales and marketing expenses in the consolidated statements of operations. Deferred commissions are periodically analyzed for impairment.

### *Cost of Revenue*

Cost of subscription revenue consists primarily of costs related to compensation, including salaries, bonuses, benefits, stock-based compensation and other related expenses for the production environment, support and COE staff, hosting of the Company's AI Platform, including payments to outside cloud service providers, and allocated overhead and depreciation for facilities.

Cost of professional services revenue consists primarily of compensation, including salaries, bonuses, benefits, stock-based compensation and other related costs associated with the Company's professional service personnel, and allocated overhead and depreciation for facilities.

### *Warranties*

The Company's offerings are warranted to perform in a manner consistent with industry standards.

The Company's arrangements generally include provisions for indemnifying customers against liabilities if its services infringe on a third party's intellectual property rights. They also generally include service-level agreements warranting defined levels of uptime reliability and performance.

The Company does not consider such assurance-type warranties as performance obligations under ASC 606. To date, the Company has not incurred material costs as a result of its warranties and indemnifications. There are no accrued liabilities related to these obligations on the consolidated financial statements.

### *Stock-Based Compensation*

Stock-based compensation expense related to stock option awards, restricted stock units ("RSUs") and employee stock awards related to the ESPP is recognized based on the fair value of the awards granted.

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

The fair value of each option and ESPP awards are estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. Stock-based compensation expense is recognized following the straight-line attribution method over the requisite service period for options, and over the offering period for ESPP awards.

The Company's RSUs include time-based RSUs and performance-based RSUs with market conditions ("PRSUs"). The fair value of each time-based RSU is based on the fair value of the Company's common stock on the date of grant. The fair value of each PRSU is measured using a Monte Carlo simulation valuation model which requires the use of various assumptions, including the stock price volatility and risk-free interest rate as of the valuation date corresponding to the length of time remaining in the performance period. Stock-based compensation expense for awards with market conditions is recognized over the requisite service period using the accelerated attribution method and is not reversed if the market condition is not met. The related stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards.

The Company accounts for forfeitures as they occur.

### Research and Development Expenses

Research and development expenses consist primarily of employee-related costs, including salaries, bonuses, benefits, and stock-based compensation for personnel involved in developing and refining platforms and applications, including adding new features and modules, increasing their functionality, and enhancing the usability of platforms and applications. Research and development expenses also include cloud infrastructure costs, other IT-related costs, and allocated overhead and depreciation for facilities. This includes development of features and modules created through prioritized engineering services purchased by customers where the Company retains the related intellectual property. Research and development costs are expensed as incurred.

### Advertising Expenses

Advertising expenses of $6.9 million, $51.9 million and $35.3 million incurred during the fiscal years ended April 30, 2023, 2022 and 2021, respectively, were expensed as incurred as a component of sales and marketing expenses on the consolidated statements of operations.

### 401(k) Plan

The Company has a 401(k) tax deferred savings plan under which eligible employees may elect to have a portion of their salary deferred and contributed to the plan. Employer matching contributions are determined by the Company and are discretionary. During the fiscal years ended April 30, 2023, 2022 and 2021, the Company did not match any employee contributions.

### Foreign Currency

The functional currency of the Company's foreign subsidiaries is the U.S. dollar. Accordingly, monetary assets and liabilities of the Company's foreign subsidiaries are remeasured into U.S. dollars at the exchange rates in effect at the reporting date, non-monetary assets and liabilities are re-measured at historical rates, and revenue and expenses are re-measured at average exchange rates in effect during each reporting period. Foreign currency transaction gains and losses are recognized in other income (expense), net within the consolidated statements of operations.

### Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it is able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company records an adjustment to the deferred tax asset valuation allowance, which reduces the provision for income taxes.

Tax benefits from uncertain tax positions are recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Company's consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized. Interest and penalties are recognized associated with tax matters as part of the income tax provision and include accrued interest and penalties with the related income tax liability on the Company's consolidated balance sheets.

*Net Loss Per Share Attributable to Common Stockholders*

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The rights, including the liquidation and dividend rights, of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis and the resulting net loss per share will, therefore, be the same for both Class A and Class B common stock on an individual or combined basis. Class A-1 common shares has a liquidation preference, but is legal form common stock and participates in losses equally with all common stockholders. The net loss is allocated on a proportionate basis to participating securities and the resulting net loss per share attributable to common stockholders was the same for Class A, Class A-1, and Class B common shares. Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of stock options, RSUs and ESPP. As the Company has reported losses for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

*Other Comprehensive Income (Loss)*

Other comprehensive income (loss) during the fiscal years ended April 30, 2023, 2022 and 2021, was related to unrealized gains or losses from available-for-sale marketable securities.

*Segment Information*

Operating segments are defined as components of an entity where discrete financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. The Company has identified its Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM"). The Company operates in one operating segment. The Company's CODM allocates resources and assesses performance at the consolidated level. See *Note 2. Revenue* for revenue by geographic region. The Company's property and equipment, net, are primarily located in the United States. No single other country accounted for more than 10% of total property and equipment, net as of April 30, 2023 and 2022.

*Contribution Accounting*

The Company entered into an agreement establishing the C3.ai Digital Transformation Institute ("C3.ai DTI"), a program established to attract the world's leading scientists to join in a coordinated and innovative effort to advance the digital transformation of business, government, and society. As part of the agreement, the Company issued cash grants to C3.ai DTI which are conditional in nature and subject to execution of the program in line with specific requirements on a quarterly basis. The cash grants do not represent an exchange transaction since there is not a commensurate transfer of resources at fair value, resulting in the application of the contribution accounting model. Contributions are allocated between sales and marketing and research and development based on the estimated benefits received by the Company. The Company's initial contribution to C3.ai DTI provided equal benefits across sales and marketing and research and development. From fiscal year 2021, the Company expected contributions to C3.ai DTI to primarily benefit its research and development efforts. The Company recognized nil, $11.5 million and $2.7 million of expense related to the contribution in research and development for the years ended April 30, 2023, 2022 and 2021, respectively.

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

*Recently Adopted Accounting Pronouncements*

None.

2.  **Revenue**

*Disaggregation of Revenue*

The following table presents revenue by geographical region (in thousands):

|  | Fiscal Year Ended April 30, | | |
|---|---|---|---|
|  | 2023 | 2022 | 2021 |
| North America[1] | $ 210,501 | $ 197,485 | $ 119,795 |
| Europe, the Middle East and Africa[1] | 47,758 | 46,251 | 56,030 |
| Asia Pacific[1] | 7,913 | 9,023 | 5,992 |
| Rest of World[1] | 623 | — | 1,400 |
| Total revenue | $ 266,795 | $ 252,759 | $ 183,217 |

_____

(1)  The United States comprised 79%, 78% and 65% of the Company's revenue in the fiscal years ended April 30, 2023, 2022 and 2021, respectively. No other country comprised 10% or greater of the Company's revenue for each of the fiscal years ended April 30, 2023 and 2022. France and the Netherlands comprised 12% and 12%, respectively, of the Company's revenue in the fiscal years ended April 30, 2021.

*Deferred Revenue*

As of April 30, 2023 and 2022, the Company's deferred revenue balances were $47.9 million and $49.1 million, respectively. Revenue of $48.9 million and $71.6 million was recognized during the fiscal years ended April 30, 2023 and 2022, respectively, that was included in the deferred revenue balances as of April 30, 2022 and 2021, respectively.

*Remaining Performance Obligation*

Remaining performance obligations are committed and represent non-cancellable contracted revenue that have not yet been recognized and will be recognized as revenue in future periods. Some contracts allow customers to cancel the contracts without a significant penalty, and the cancellable amount of the contract value is not included in the remaining performance obligations.

The Company excludes amounts related to performance obligations and usage-based royalties that are billed and recognized as they are delivered or billed and recognized in the same period. These primarily consist of monthly usage-based runtime and hosting charges in the duration of some revenue contracts.

Revenue expected to be recognized from remaining performance obligations was approximately $381.4 million as of April 30, 2023 of which $186.3 million is expected to be recognized over the next 12 months and the remainder thereafter.

*Costs to Obtain or Fulfill a Contract*

As of April 30, 2023 and 2022, the amount of costs to obtain and fulfill a contract included in prepaid expenses and other current assets was $6.2 million and $5.7 million, respectively. The amount of costs to obtain and fulfill a contract included in other assets, non-current as of April 30, 2023 and 2022 were $14.5 million and $18.2 million, respectively. Expenses recognized for costs to obtain and fulfill a contract for the years ended April 30, 2023, 2022 and 2021 were $5.9 million, $5.1 million and $1.2 million, respectively, and are included in sales and marketing expenses on the consolidated statements of operations. The Company recognized an immaterial impairment cost related to costs to obtain or fulfill a contract for the fiscal years ended April 30, 2023 and 2022, respectively. There were no impairments related to costs to obtain or fulfill a contract for the fiscal year ended April 30, 2021, respectively.

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

*Customer Concentration*

All of the Company's Customer-Entities consist of corporate and governmental entities. A limited number of Customer-Entities have accounted for a large part of the Company's revenue and accounts receivable to date. For the purpose of determining customer concentration and accounts receivable, unbilled receivables have been excluded from accounts receivable balance. One Customer-Entity accounted for 35% of revenue for the year ended April 30, 2023. One Customer-Entity accounted for 31% of revenue for the year ended April 30, 2022. Two separate Customer-Entities accounted for 19% and 12%, respectively, of revenue for the year ended April 30, 2021. Two separate Customer-Entities accounted for 20% and 18% of accounts receivable at April 30, 2023. Three separate Customer-Entities accounted for 32%, 13% and 12% of accounts receivable at April 30, 2022.

**3. Fair Value Measurements**

The Company's financial instruments consist primarily of cash equivalents, restricted cash, available-for-sale marketable securities, accounts receivable, and accounts payable. Cash equivalents and available-for-sale marketable securities are reported at their respective fair values on the consolidated balance sheets. The remaining financial instruments are reported on the consolidated balance sheets at amounts that approximate current fair values.

The following table summarizes the types of assets measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

| | As of April 30, 2023 | | | | As of April 30, 2022 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 | Total |
| Cash equivalents: | | | | | | | | |
| Money market funds | $ 75,293 | $ — | $ — | $ 75,293 | $107,726 | $ — | $ — | $ 107,726 |
| Commercial paper | — | 112,851 | — | 112,851 | — | 142,511 | — | 142,511 |
| Corporate debt securities | — | — | — | — | — | 8,884 | — | 8,884 |
| Certificates of deposit | — | 2,000 | — | 2,000 | — | 3,000 | — | 3,000 |
| Available-for-sale marketable securities: | | | | | | | | |
| U.S. treasury securities | — | 27,397 | — | 27,397 | — | 12,763 | — | 12,763 |
| Certificates of deposit | — | 61,025 | — | 61,025 | — | 97,205 | — | 97,205 |
| U.S. government agencies securities | — | 75,674 | — | 75,674 | — | 13,890 | — | 13,890 |
| Commercial paper | — | 184,230 | — | 184,230 | — | 241,132 | — | 241,132 |
| Corporate debt securities | — | 179,247 | — | 179,247 | — | 287,729 | — | 287,729 |
| Total cash equivalents and available-for-sale marketable securities | $ 75,293 | $642,424 | $ — | $ 717,717 | $107,726 | $807,114 | $ — | $ 914,840 |

The estimated fair value of securities classified as Level 2 financial instruments was determined based on third-party pricing services. The pricing services utilize industry standard valuation models, including both income- and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate fair value. Inputs used for fair value measurement categorized as Level 2 include benchmark yields, reported trades, broker or dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications.

## C3.AI, INC.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 4. Investments

#### *Cash Equivalents and Available-for-Sale Marketable Securities*

The following table summarizes the Company's cash equivalents and available-for-sale marketable securities (in thousands):

| | As of April 30, 2023 | | | | As of April 30, 2022 | | | |
|---|---|---|---|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| Cash equivalents: | | | | | | | | |
| Money market funds | $ 75,293 | $ — | $ — | $ 75,293 | $ 107,726 | $ — | $ — | $ 107,726 |
| Commercial paper | 112,851 | — | — | 112,851 | 142,511 | — | — | 142,511 |
| Corporate debt securities | — | — | — | — | 8,889 | — | (5) | 8,884 |
| Certificates of deposit | 2,000 | — | — | 2,000 | 3,000 | — | — | 3,000 |
| Available-for-sale marketable securities: | | | | | | | | |
| U.S. treasury securities | 27,445 | 1 | (49) | 27,397 | 12,764 | — | (1) | 12,763 |
| Certificates of deposit | 61,025 | — | — | 61,025 | 97,205 | — | — | 97,205 |
| U.S. government agencies securities | 75,650 | 111 | (87) | 75,674 | 14,113 | — | (223) | 13,890 |
| Commercial paper | 184,230 | — | — | 184,230 | 241,134 | — | (2) | 241,132 |
| Corporate debt securities | 179,608 | 115 | (476) | 179,247 | 289,646 | 20 | (1,937) | 287,729 |
| Total cash equivalents and available-for-sale marketable securities | $ 718,102 | $ 227 | $ (612) | $ 717,717 | $ 916,988 | $ 20 | $ (2,168) | $ 914,840 |

The following table summarizes the Company's available-for-sale marketable securities by contractual maturity (in thousands):

| | As of April 30, 2023 | | As of April 30, 2022 | |
|---|---|---|---|---|
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| Within one year | $ 446,629 | $ 446,155 | $ 622,517 | $ 620,633 |
| After one year through five years | 81,329 | 81,418 | 32,345 | 32,086 |
| Total | $ 527,958 | $ 527,573 | $ 654,862 | $ 652,719 |

The following table summarizes the fair values and unrealized losses of the Company's available-for-sale marketable securities classified by length of time that the securities have been in a continuous unrealized loss position but were not deemed to be other-than-temporarily impaired, as of April 30, 2023 (in thousands):

## C3.AI, INC.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

| | As of April 30, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Less Than 12 Months | | | 12 Months or Greater | | | Total | |
| | Unrealized Losses | | Fair Value | Unrealized Losses | | Fair Value | Unrealized Losses | | Fair Value |
| U.S. treasury securities | $ | (49) | $ | 18,927 | $ | — | $ | — | $ | (49) | $ | 18,927 |
| U.S. government agencies securities | | (66) | | 12,263 | | (21) | | 16,858 | | (87) | | 29,121 |
| Commercial paper | | — | | 6,735 | | — | | — | | — | | 6,735 |
| Corporate debt securities | | (441) | | 107,316 | | (36) | | 16,577 | | (476) | | 123,893 |
| Total | $ | (556) | $ | 145,241 | $ | (57) | $ | 33,435 | $ | (612) | $ | 178,676 |

As of April 30, 2023, the Company had 119 investment positions that were in an unrealized loss position. As of April 30, 2022, the Company had 284 investment positions in an unrealized loss position. No investments were other-than-temporarily impaired as of April 30, 2023, 2022 or 2021. The Company considers factors such as the duration, the magnitude and the reason for the decline in value, the potential recovery period, creditworthiness of the issuers of the securities and its intent to sell. For marketable securities, it also considers whether (i) it is more likely than not that the Company will be required to sell the debt securities before recovery of their amortized cost basis, and (ii) the amortized cost basis cannot be recovered as a result of credit losses. No significant facts or circumstances have arisen to indicate that there has been any significant deterioration in the creditworthiness of the issuers of the securities held by the Company. Based on the Company's review of these securities, including the assessment of the duration and severity of the unrealized losses and the Company's ability and intent to hold the investments until maturity, there were no other-than-temporary impairments for these marketable securities as of April 30, 2023.

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

5.  **Balance Sheet Details**

*Property and Equipment, Net*

Property and equipment consisted of the following as of April 30, 2023 and 2022 (in thousands):

| | Useful Life (in months) | As of April 30, 2023 | As of April 30, 2022 |
|---|---|---|---|
| Leasehold improvements | * | $ 66,522 | $ 8,878 |
| Computer equipment | 36 | 4,901 | 3,321 |
| Office furniture and equipment | 60 | 14,343 | 348 |
| Capital in progress | NA | 3,140 | 11,261 |
| Total property and equipment | | 88,906 | 23,808 |
| Less accumulated depreciation | | (4,328) | (9,291) |
| Property and equipment, net | | $ 84,578 | $ 14,517 |

_____

\*   Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the remaining lease term.
    NA = Not Applicable

Capital in progress primarily consisted of costs related to various leasehold improvements in connection with the additional leased space that has not yet been placed into service.

Depreciation and amortization expense related to property and equipment was $5.0 million, $4.4 million, and $4.0 million for the fiscal years ended April 30, 2023, 2022 and 2021, respectively.

*Accrued Compensation and Employee Benefits*

Accrued compensation and employee benefits consisted of the following as of April 30, 2023 and 2022 (in thousands):

| | As of April 30, 2023 | As of April 30, 2022 |
|---|---|---|
| Accrued stock-settled bonus | $ 32,414 | $ — |
| Accrued bonus | 186 | 16,078 |
| Accrued vacation | 4,602 | 3,814 |
| Accrued payroll taxes and benefits | 3,975 | 3,593 |
| Accrued commission | 2,889 | 1,440 |
| Accrued salaries | 206 | 7,298 |
| ESPP contributions | 1,339 | — |
| Other | 902 | — |
| Accrued compensation and employee benefits | $ 46,513 | $ 32,223 |

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

*Accrued and Other Current Liabilities*

Accrued and other current liabilities consisted of the following as of April 30, 2023 and 2022 (in thousands):

| | As of April 30, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Liability for common stock exercised prior to vesting | $ 799 | $ 1,970 |
| Commissions payable to a related party | 2,448 | 2,510 |
| Accrued general expenses | 5,541 | 3,083 |
| Accrued professional services | 2,889 | 1,889 |
| Operating lease liabilities, current | 2,339 | 3,613 |
| Other | 3,054 | 1,809 |
| Accrued and other current liabilities | $ 17,070 | $ 14,874 |

Refer to *Note 6. Leases* for more information regarding the Company's leases.

**6. Leases**

The Company leases its facilities for office space under non-cancellable operating leases with various expiration dates through the fiscal year ending April 30, 2033. Certain lease agreements include options to renew or terminate the applicable lease, which are not reasonably certain to be exercised and therefore are not factored into the determination of lease payments.

On August 25, 2021, the Company entered into a new lease to acquire approximately 283,015 square feet of office space in several phases in Redwood City, California. Total undiscounted base rent payments over the term of this lease are approximately $103.1 million. In addition to base rent, the Company will be responsible for the Company's allocated share of costs incurred and expenditures made by the landlord in the operation and management of the leased space. Under the terms of the lease agreement, the Company has a rent abatement with respect to each phase for the initial six months following the rent commencement date for such phase, with initial monthly base rent payments expected to commence April 1, 2023, which will be approximately $0.5 million at commencement and will increase up to a maximum monthly base rent of approximately $1.0 million. The lease agreement also includes an aggregate tenant improvement allowance of $44.2 million for certain costs. The term of the lease is 126 months from the date that rent commences with respect to phase one of the leased space, which will be nine months after the date when phase one of the leased space is delivered to the Company. Pursuant to the lease agreement, the Company provided the landlord an unconditional and irrevocable letter of credit of $12.6 million, which is subject to reduction pursuant to the terms of the lease agreement. The lease commencement date of the first two phases was determined to have occurred in the quarter ended January 31, 2022, when the landlord delivered the applicable leased space to the Company. The lease commencement date of the third phase was determined to have occurred in the quarter ended October 31, 2022, when the landlord delivered the leased space to the Company. The lease commencement date of the fourth phase was determined to have occurred in the quarter ended April 30, 2023, when the landlord delivered the leased space to the Company. The lease commencement date of other phases will be determined when the landlord delivers the applicable leased space to the Company.

The components of total lease costs, including variable lease costs, for the fiscal years ended April 30, 2023 and 2022 were as follows (in thousands):

| | Fiscal Year Ended April 30, | |
| --- | --- | --- |
| Lease Costs | 2023 | 2022 |
| Operating lease costs | $ 8,359 | $ 5,587 |
| Short term lease costs | 1,624 | 1,538 |
| Variable lease costs | 3,494 | 1,892 |
| Sublease income | (26) | — |
| Total lease costs, net | $ 13,451 | $ 9,017 |

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

On February 21, 2023, the Company entered into a sublease agreement with First Virtual Group, Inc. (the "Subtenant"), whereby the Company agreed to sublease to the Subtenant approximately 3,130 square feet of space located in Redwood City, California. Refer to *Note 13. Related Party Transactions* for more information.

Variable lease costs are primarily related to payments made to the Company's landlords for common area maintenance, property taxes, insurance, and other operating expenses. Short-term lease costs primarily represent payments related to marketing arrangements that contain embedded short-term leases of billboards. Supplemental cash flow information and non-cash activity related to leases was as follows (in thousands):

| | Fiscal Year Ended April 30, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Cash payments included in the measurement of operating lease liabilities – operating cash flows | $ 5,250 | $ 4,667 | $ 4,031 |
| Right-of-use assets obtained in exchange for lease obligations (including remeasurement of right-of-use assets and lease liabilities due to changes in the timing of receipt of lease incentives) | $ (5,589) | $ 26,529 | $ — |
| Right-of-use assets obtained in exchange for lease obligations arising from lease modifications | $ 3,093 | $ 1,572 | $ — |

The following table presents the lease balances within the consolidated balance sheets, weighted-average remaining lease term, and weighted-average discount rates related to the Company's operating leases (in thousands):

| | | As of April 30, | |
| --- | --- | --- | --- |
| Operating leases | | 2023 | 2022 |
| Right-of-use assets | Other assets, non-current | $ 17,572 | $ 29,010 |
| Lease liabilities, current | Other current liabilities | 2,339 | 3,613 |
| Lease liabilities, non-current | Other long-term liabilities | 37,320 | 26,851 |
| Total operating lease liabilities | | $ 39,659 | $ 30,464 |

| | As of April 30, | |
| --- | --- | --- |
| Operating leases | 2023 | 2022 |
| Weighted average remaining lease term (in years) | 9.9 | 9.7 |
| Weighted average discount rate | 8.1 % | 3.5 % |

Future minimum payments under lease obligations as of April 30, 2023 were as follows (in thousands):

| | As of April 30, 2023 |
| --- | --- |
| Fiscal 2024 | $ 6,136 |
| Fiscal 2025 | 7,458 |
| Fiscal 2026 | 7,744 |
| Fiscal 2027 | 7,983 |
| Fiscal 2028 | 8,229 |
| Fiscal 2029 and thereafter | 44,137 |
| Total future minimum lease payments | 81,687 |
| Less: Tenant improvement allowance | (15,932) |
| Less: Imputed interest | (26,096) |
| Total operating lease liabilities | $ 39,659 |

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

### 7. Commitments and Contingencies

#### Non-cancellable Commitments

The Company entered into a non-cancellable arrangement with a web-hosting services provider in November 2019. Under the arrangement, the Company committed to spend an aggregate of at least $30.0 million between November 2019 and November 2022, with a minimum amount of $10.0 million in each of the three years, on services with this vendor. The Company has incurred costs totaling $14.8 million, $13.9 million and $14.3 million under the arrangement during the fiscal years ended April 30, 2023, 2022 and 2021, respectively. The arrangement ended in November 2022.

The Company entered into a non-cancellable arrangement with a cloud services provider in July 2022. Under the arrangement, the Company committed to spend an aggregate of at least $100.0 million for the period of three years beginning July 2022, on services with this vendor. The Company has incurred costs totaling $8.3 million during the fiscal year ended April 30, 2023 under the arrangement.

#### C3.ai DTI Grants

In February 2020, the Company entered into an agreement establishing the C3.ai DTI, a program established to attract many of the world's leading research institutions to join in a coordinated and innovative effort to advance the digital transformation of business, government, and society. As part of the agreement, the Company has agreed to issue grants to C3.ai DTI, which are subject to compliance with certain obligations. The grants shall be paid by the Company over five years in the form of cash, publicly traded securities, or other property of equivalent net value. As of April 30, 2023 and 2022, the total potential remaining contributions are $31.6 million and $31.6 million, respectively. The future grant payments are conditional in nature and subject to execution of the program in line with specific requirements.

#### Legal Proceedings

The Company is involved in various legal proceedings and periodically receives claims arising in the ordinary course of business.

#### Securities Litigation

On March 4, 2022, a putative securities class action complaint (captioned *The Reckstin Family Trust v. C3.ai, Inc. et al.,* 22-cv-01413-HSG) was filed in the U.S. District Court for the Northern District of California against the Company, and certain current and former officers and directors. On December 12, 2022, the court appointed a lead plaintiff and lead counsel. On February 15, 2023, the lead plaintiff and three additional named plaintiffs filed an amended complaint. The amended complaint names as defendants the Company, four current and former officers and directors, the underwriters in the Company's IPO, and Baker Hughes Company ("Baker Hughes"). The amended complaint generally alleges that the defendants made material misstatements or omissions about the Company's partnership with Baker Hughes and the Company's own salesforce. The amended complaint alleges that defendants made these misstatements or omissions in connection with the Company's IPO in violation of Sections 11 and 15 of the Securities Act of 1933 and between December 9, 2020 and December 2, 2021, inclusive, in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The amended complaint further alleges that certain defendants engaged in insider trading in violation of Section 20A of the Securities Exchange Act of 1934. Plaintiffs seek unspecified damages, interest, fees and costs. All defendants have now moved to dismiss Plaintiffs' amended complaint on May 1, 2023. Those motions are scheduled to be heard on August 17, 2023.

Three putative shareholder derivative actions have been filed: (1) *Suri v. Siebel et al.* (22-cv-03031) filed on May 23, 2022 in the U.S. District Court for the Northern District of California; (2) *Rabasca v. Siebel et al.* (23-cv-1566) filed on April 3, 2023 in the U.S. District Court for the Northern District of California; and (3) *Vo v. Siebel et al.* (23-cv-428) filed on April 19, 2023 in the U.S. District Court for the District of Delaware. In these cases, the plaintiffs assert claims on the Company's behalf against certain of the Company's current and former officers and directors for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, gross mismanagement, corporate waste, abuse of control, unjust enrichment, and violations of the Securities Exchange Act of 1934 based on allegations similar to those in the securities class action. In all three cases, the Company is named as a nominal defendant. The derivative complaints seek unspecified damages, disgorgement of profits from board member stock sales, an award of costs and expenses, including reasonable attorneys' fees, and corporate governance reforms. On September 7, 2022, *Suri* was stayed pending resolution of the *Reckstin* case. The Company has not yet answered the Complaints in *Suri, Rabasca,* and *Vo.*

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

The Company does not believe the claims in any of the cases described above have merit. As of the date of this report, the Company does not believe it is probable that these cases will result in an unfavorable outcome; however, if an unfavorable outcome were to occur in these cases, it is possible that the impact could be material to the Company's results of operations in the period(s) in which any such outcome becomes probable and estimable.

In addition, from time to time, the Company is involved in various other legal proceedings arising in the ordinary course of business. Apart from the foregoing, the Company is not presently a party to any other such litigation the outcome of which, the Company believes, if determined adversely to the Company, would individually, or taken together, have a material adverse effect on the Company's business, operating results, cash flows, or financial condition.

**8. Redeemable Convertible Preferred Stock and Redeemable Convertible A-1 Common Stock**

Upon completion of the IPO, all 33,628,776 shares of the Company's outstanding redeemable convertible preferred stock, except the Series A* preferred stock, automatically converted into an equivalent number of shares of Class A common stock on a one-to-one basis and all 3,499,992 shares of the Company's outstanding redeemable convertible Series A* preferred stock automatically converted into an equivalent number of shares of Class B common stock on a one-to-one basis. The carrying value of $399.8 million of all classes of the Company's outstanding redeemable convertible preferred stock was reclassified into stockholders' equity. Additionally, all 6,666,665 shares of the Company's outstanding redeemable convertible Class A-1 common stock automatically converted into an equivalent number of shares of Class A common stock on a one-to-one basis and their carrying value of $18.8 million was reclassified into stockholders' equity. As of April 30, 2023 and 2022, there were no shares of redeemable convertible preferred stock issued and outstanding. See *Note 1. Summary of Business and Significant Accounting Policies* for more information.

**9. Stockholders' Equity**

*Preferred Stock*

The Company has authorized the issuance of 200,000,000 shares of undesignated preferred stock with a par value of $0.001 per share with rights and preferences, including voting rights, designated from time to time by the board of directors. As of April 30, 2023 there were no shares of preferred stock issued or outstanding.

*Common Stock*

The Company has authorized the issuance of 1,000,000,000 shares of Class A common stock and 3,500,000 shares of Class B common stock. The shares of Class A common stock and Class B common stock are identical, except with respect to voting, conversion, and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 50 votes. Class A and Class B common stock have a par value of $0.001 per share and are referred to as common stock throughout the notes to the consolidated financial statements, unless otherwise noted. Holders of common stock are entitled to receive any dividends as may be declared from time to time by the board of directors.

Shares of Class B common stock may be converted to Class A common stock at any time at the option of the stockholder. Each share of Class B common stock will be automatically converted into one share of Class A common stock upon the earliest of the following: (i) the date that is six months following the death or incapacity of Mr. Siebel; (ii) the date that is six months following the date that Mr. Siebel is no longer providing services to the Company as an officer, employee, director, or consultant; (iii) December 11, 2040, which is the twentieth anniversary of the completion of the IPO; or (iv) the date specified by the holders of a majority of the then outstanding shares of Class B common stock, voting as a separate class. Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock.

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

*Common Stock Subject to Repurchase*

Under the Company's Amended and Restated 2012 Equity Incentive Plan (the "2012 Incentive Plan"), optionholders are allowed to exercise stock options to purchase Class A common stock prior to vesting. The Company has the right to repurchase at the original purchase price any unvested but outstanding common shares upon termination of service of the optionholder. The consideration received for an early exercise of a stock option is considered to be a deposit of the exercise price and the related amount is recorded as a liability. The net proceeds during the fiscal years ended April 30, 2023, 2022 and 2021 were nil, nil and $6.0 million, respectively. The liability is reclassified into equity on a ratable basis as the stock options vest. The Company has recorded a current liability of $0.8 million and $2.0 million as of April 30, 2023 and 2022, respectively. Unvested Class A common stock of 148,239 and 373,790 shares as of April 30, 2023 and 2022, respectively were subject to such repurchase right and are legally issued and outstanding as of each period presented. See *Note 10. Stock-Based Compensation* for more information.

*Stock Repurchase Program*

In December 2021, the Company's board of directors approved a stock repurchase program for the repurchase of up to $100.0 million of the Company's outstanding shares of Class A common stock for the 18 months following the date of such approval. Under the program, the Company may purchase stock in the open market or through privately negotiated transactions in accordance with applicable securities laws. The timing and actual amount of the stock repurchases will depend on several factors including price, capital availability, regulatory requirements, alternative investment opportunities and other market conditions.

In March 2022, the Company repurchased and immediately retired 0.7 million shares of its Class A common stock for an aggregate amount of $15.0 million. During the fiscal year ended April 30, 2023, the Company has not repurchased any shares of its Class A common stock under the program. As of April 30, 2023, $85.0 million remained available for future repurchases under the program.

**10. Stock-Based Compensation**

On November 27, 2020, the Company's board of directors adopted, and its stockholders approved, the 2020 Equity Incentive Plan (the "2020 Incentive Plan"), which became effective in connection with the IPO. The 2020 Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, RSU awards, performance awards and other equity awards. As of April 30, 2023, the number of shares of Class A common stock available for issuance was 6,742,245. The number of shares of Class A common stock reserved for issuance under the 2020 Incentive Plan is subject to automatic evergreen increases annually through (and including) May 1, 2030 pursuant to the terms of the 2020 Incentive Plan. There was an automatic annual increase on May 1, 2022 in the number of shares reserved for future issuance pursuant to the 2020 Incentive Plan in an amount equal to five percent (5%) of the total number of shares of the Company's Class A common stock and Class B common stock outstanding on April 30, 2022.

*Stock Options*

These stock options generally expire 10 years from the date of grant, or earlier if services are terminated. Generally, each stock option for common stock is subject to a vesting schedule such that one fifth of the award vests after the first-year anniversary and one-sixtieth of the award vests each month thereafter over the remaining four years, subject to continuous service.

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

A summary of the Company's option activity during the periods indicated was as follows:

| | Options Outstanding | | | |
| --- | --- | --- | --- | --- |
| | Number of Stock Options Outstanding | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (years) | Aggregate Intrinsic Value |
| | (in thousands) | | | (in thousands) |
| Balance as of April 30, 2021 | 38,487 | $ 6.39 | 7.98 | $ 2,304,714 |
| Options granted | 6,327 | 45.41 | | |
| Options exercised | (4,651) | 4.61 | | |
| Options cancelled | (3,825) | 15.29 | | |
| Balance as of April 30, 2022 | 36,338 | $ 12.44 | 7.34 | $ 165,436 |
| Options granted | 571 | 15.30 | | |
| Options exercised | (1,332) | 20.60 | | |
| Options cancelled | (881) | 15.36 | | |
| Balance as of April 30, 2023 | 34,696 | $ 12.75 | 6.45 | $ 175,907 |
| Vested and exercisable as of April 30, 2023 | 21,895 | $ 8.95 | 5.89 | $ 194,206 |
| Vested and expected to vest as of April 30, 2023[1] | 34,844 | $ 12.75 | 6.45 | $ 176,658 |

(1) The number of options vested and expected to vest as of April 30, 2023 includes early exercised, unvested Class A common stock. Refer to *Note 9. Stockholders' Equity* for more information.

The weighted average grant date fair value of options granted during the fiscal years ended April 30, 2023, 2022 and 2021 was $7.88, $19.15 and $6.17, respectively. Aggregate intrinsic value represents the difference between the estimated fair value of the underlying common stock and the exercise price of outstanding in-the-money options. The total intrinsic value of options exercised during the fiscal years ended April 30, 2023, 2022 and 2021 was $24.4 million, $187.3 million and $137.3 million, respectively. The total grant date fair value of options vested during the fiscal years ended April 30, 2023, 2022 and 2021 was $49.9 million, $35.3 million and $15.0 million, respectively.

As of April 30, 2023 and 2022, there was $104.7 million and $151.0 million, respectively, of unrecognized compensation cost related to stock options which are expected to be recognized over an estimated weighted-average period of 2.5 years and 3.3 years, respectively.

The grant-date fair value of the options issued for the fiscal years ended April 30, 2023 and 2022 are estimated on the date of grant using the Black-Scholes-Merton option pricing model. The weighted average assumptions underlying the fair value estimation are provided in the following table:

| | Fiscal Year Ended April 30, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Valuation assumptions: | | | |
| Expected dividend yield | — % | — % | — % |
| Expected volatility | 46.3 % | 44.1 % | 43.8 % |
| Expected term (years) | 6.5 | 6.4 | 6.3 |
| Risk-free interest rate | 3.9 % | 1.1 % | 0.4 % |

**Restricted Stock Units**

The Company's RSUs include time-based RSUs and PRSUs.

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

*Time-based RSUs*

The time-based RSUs are typically subject to service-based vesting conditions satisfied over five years with one-fifth of the award vesting after the first-year anniversary and one-twenty-fifth of the award vesting quarterly thereafter. The related stock-based compensation is recognized on a straight-line basis over the requisite service period. For the fiscal year ended April 30, 2023, the Company recognized stock-based compensation expense of $134.8 million associated with such time-based RSUs.

*PRSUs*

In July 2022, the compensation committee of the board of directors (the "Compensation Committee") approved the grant of a maximum 1,700,000 performance-based restricted stock units (the "PRSU Award") to Thomas M. Siebel, the Chief Executive Officer and Chairman of the Company, pursuant to the 2020 Incentive Plan, subject to and conditioned upon the subsequent determination by the board of directors of performance metrics upon the achievement of which the PRSU Award would vest. In August 2022, the board of directors approved performance metrics in concept, subject to further action by the Compensation Committee. In December 2022, the Compensation Committee: (a) determined and approved the performance metrics, which are based on the achievement of certain total shareholder return results, as measured against certain stock price hurdles (the "Market Condition"); and (b) extended the vesting period of the PRSU Award through December 31, 2027. As an additional condition to vesting of each tranche of the PRSU Award, Mr. Siebel must remain in continuous service to the Company through a minimum service date that applies to such tranche or, if later, the date the applicable performance metric is achieved (the "Service Condition"). The grant date of the PRSU Award was established in December 2022.

Stock-based compensation expense associated with the PRSU Award will be recognized over the longer of the expected achievement period for the Market Condition or the Service Condition. For the fiscal year ended April 30, 2023, the Company recognized stock-based compensation expense of $2.1 million related to the PRSU Award.

The Company determined the grant date fair value of the PRSU Award using a Monte Carlo simulation model with the following assumptions: stock price of $12.90, risk-free interest rate of 3.7%, dividend yield of 0% and expected volatility of 51.4%.

A summary of the Company's RSU activities and related information is as follows:

| | RSUs Outstanding | |
| --- | --- | --- |
| | Number of RSUs | Weighted Average Grant Date Fair Value Per Share |
| | (in thousands) | |
| Unvested Balance as of April 30, 2021 | 447 | $ 74.52 |
| RSUs granted | 13,750 | 37.49 |
| RSUs vested | (264) | 52.53 |
| RSUs forfeited | (1,824) | 54.06 |
| Unvested Balance as of April 30, 2022 | 12,109 | $ 36.04 |
| RSUs granted | 19,254 | 16.63 |
| RSUs vested | (6,535) | 29.16 |
| RSUs forfeited | (3,682) | 31.27 |
| Unvested Balance as of April 30, 2023 | 21,146 | $ 21.32 |

As of April 30, 2023 and 2022, there was $423.8 million and $375.6 million respectively, of unrecognized stock-based compensation expense related to outstanding RSUs granted to employees that is expected to be recognized over a weighted-average period of 3.9 years and 3.5 years, respectively.

In June 2022, the Compensation Committee approved the payment of fiscal year 2022 bonuses under the Company's annual bonus program in the form of fully vested RSUs covering shares of Class A common stock to employees. The Company issued 811,790 shares of Class A common stock pursuant to this program during the fiscal year ended April 30, 2023.

Shares issued in settlement of fully vested RSUs granted under this bonus program were issued from the 2020 Incentive Plan and reduced the shares available for issuance under the 2020 Incentive Plan.

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

*Employee Stock Purchase Plan*

On November 27, 2020, the Company's board of directors also adopted, and its stockholders also approved, the 2020 Employee Stock Purchase Plan (the "2020 ESPP"), which became effective immediately prior to the IPO. The 2020 ESPP authorizes the issuance of shares of Class A common stock pursuant to purchase rights granted to employees. A total of 3,000,000 shares of Class A common stock were initially reserved for future issuance under the 2020 ESPP. The number of shares of Class A common stock reserved for issuance under the 2020 ESPP is subject to automatic evergreen increases annually through (and including) May 1, 2030 pursuant to the terms of the 2020 ESPP. There was an automatic annual increase on May 1, 2022 in the number of shares reserved for future issuance pursuant to the 2020 ESPP in an amount equal to one percent (1%) of the total number of shares of the Company's Class A common stock and Class B common stock outstanding on April 30, 2022. The 2020 ESPP permits participants to purchase shares of Class A common stock in an amount not exceeding 15% of their earnings during the relevant offering period. The offering dates and purchase dates for the 2020 ESPP are determined at the discretion of the Company's board of directors.

Except for the initial offering period under the 2020 ESPP, which commenced on October 16, 2022 and ends on September 15, 2024, the 2020 ESPP provides for 24-month offering periods beginning September 15 and March 15 of each year, with each offering period consisting of four six-month purchase periods. The 2020 ESPP allows eligible employees to purchase shares of the Company's Class A common stock, subject to purchase limits of 2,500 shares during each six-month period or $25,000 worth of stock for each calendar year, through payroll deductions at price per share equal to 85% of the lesser of the fair market value of the Company's Class A common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period. If the price per share of the Company's Class A common stock on any purchase date in the offering period is lower than the price per share of the Company's Class A common stock price on the enrollment date of that offering period, the offering period will immediately reset after the purchase of shares on such purchase date and automatically roll into a new 24-month offering period.

The Company uses a Black-Scholes-Merton option pricing model to determine the fair value of employee stock purchase rights granted under the 2020 ESPP.

During the fiscal year ended April 30, 2023, the Company recognized $3.7 million of stock-based compensation expense related to the 2020 ESPP. During the fiscal year ended April 30, 2023, the Company's employees purchased 310,784 shares of its Class A common stock under the 2020 ESPP. As of April 30, 2023, there was $5.8 million of unrecognized stock-based compensation expense that is expected to be recognized over the remaining term of the respective offering periods. As of April 30, 2023, 4,773,137 shares of Class A common stock were available for future issuance under the 2020 ESPP.

The following assumptions were used to calculate the fair value of shares to be granted under the 2020 ESPP during the period:

| | Fiscal Year Ended April 30, |
| --- | --- |
| | 2023 |
| Valuation assumptions: | |
| Expected dividend yield | — % |
| Expected volatility | 47.8 - 61.4% |
| Expected term (years) | 0.4 - 2.0 |
| Risk-free interest rate | 4.1 - 4.9% |

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

*Stock-based Compensation Expense*

The following table summarizes the effects of stock-based compensation on the Company's consolidated statements of operations (in thousands):

| | Fiscal Year Ended April 30, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Cost of subscription | $ 21,417 | $ 8,638 | $ 828 |
| Cost of professional services | 2,220 | 2,710 | 376 |
| Sales and marketing | 71,389 | 40,344 | 9,080 |
| Research and development | 90,217 | 39,200 | 2,950 |
| General and administrative | 31,299 | 22,549 | 8,506 |
| Total stock-based compensation expense | $ 216,542 | $ 113,441 | $ 21,740 |

Starting fiscal year 2023, the Company records stock-based compensation associated with the Company's annual bonus program and retention bonus program for certain employees, which may be paid out in fully vested RSUs that are settled in shares of Class A common stock. During the fiscal year ended April 30, 2023, the Company recognized $35.0 million of stock-based compensation expense associated with these programs, of which $32.4 million was reflected under accrued compensation and employee benefits in the consolidated balance sheets as of April 30, 2023. Upon settlement, this amount will be reflected under additional paid-in capital in the consolidated statements of redeemable convertible preferred stock, redeemable convertible Class A-1 common stock and stockholder's equity.

**11. Income Taxes**

The components of the Company's net loss before provision for income taxes for the fiscal years ended April 30, 2023, 2022 and 2021 were as follows (in thousands):

| | Fiscal Year Ended April 30, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Domestic | $ (270,280) | $ (189,891) | $ (58,407) |
| Foreign | 2,116 | (1,385) | 3,415 |
| Net loss before provision for income taxes | $ (268,164) | $ (191,276) | $ (54,992) |

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

The components of the Company's provision for income taxes for the fiscal years ended April 30, 2023, 2022 and 2021 were as follows (in thousands):

| | Fiscal Year Ended April 30, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Current expense | | | |
| Federal | $ — | $ — | $ — |
| State | 306 | 310 | 286 |
| Foreign | 369 | 479 | 418 |
| Total | 675 | 789 | 704 |
| Deferred expense | | | |
| Federal | — | — | — |
| State | — | — | — |
| Foreign | — | — | — |
| Total | — | — | — |
| Total provision for income taxes | $ 675 | $ 789 | $ 704 |

The reconciliation of U.S. federal statutory rate to the Company's effective tax rate was follows (in thousands):

| | Fiscal Year Ended April 30, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Expected benefit at federal statutory rate | $ (56,314) | $ (40,119) | $ (11,628) |
| State tax expense—net of federal benefit | 306 | 310 | 286 |
| Impact of foreign operations | (75) | 770 | (299) |
| Federal research and development credit | (2,489) | (1,109) | (694) |
| Change in valuation allowance | 32,481 | 59,450 | 30,587 |
| Stock-based compensation | 25,806 | (19,152) | (17,667) |
| Meals and entertainment | 95 | 50 | 35 |
| Other permanent items | 865 | 589 | 84 |
| Total provision for income taxes | $ 675 | $ 789 | $ 704 |

The difference in the Company's effective tax rate and the U.S. federal statutory tax rate is primarily due to recording a full valuation allowance on the Company's U.S. deferred tax assets.

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

The components of deferred tax assets and liabilities as of April 30, 2023 and 2022 were as follows (in thousands):

| | As of April 30, | |
| --- | --- | --- |
| | 2023 | 2022 |
| **Deferred tax assets** | | |
| Accrued payroll | $ 3,971 | $ 521 |
| Other accruals & reserves | 5,815 | 6,185 |
| Operating lease liability | 8,868 | 6,957 |
| Deferred revenue | 2,221 | 442 |
| Depreciation | — | 2,099 |
| Net operating losses | 116,111 | 114,291 |
| R&D tax credit | 10,302 | 6,618 |
| Stock based compensation | 10,595 | 15,669 |
| Capitalized R&D expenditure | 30,696 | — |
| Other | 457 | 905 |
| Gross deferred tax assets | 189,036 | 153,687 |
| Valuation allowance | (180,571) | (144,678) |
| Total deferred tax assets | 8,465 | 9,009 |
| **Deferred tax liabilities** | | |
| Prepaid expenses | (1,956) | (2,384) |
| Depreciation | (2,580) | — |
| Operating lease right-of-use assets | (3,929) | (6,625) |
| Total deferred tax liabilities | (8,465) | (9,009) |
| Net deferred tax assets (liabilities) | $ — | $ — |

In determining the need for a valuation allowance, the Company weighs both positive and negative evidence in the various jurisdictions in which it operates to determine whether it is more likely than not that its deferred tax assets are recoverable. In assessing the ultimate realizability of its net deferred tax assets, the Company considers all available evidence, including cumulative losses since inception and expected future losses and as such, management does not believe it is more likely than not that the deferred tax assets will be realized. Accordingly, a full valuation allowance has been established in the U.S. and no deferred tax assets and related tax benefit have been recognized in the accompanying financial statements. The valuation allowance as of April 30, 2023 and 2022 was $180.6 million and $144.7 million, respectively. The increase of $35.9 million in the Company's valuation allowance compared to the prior fiscal year was primarily due to an increase in deferred tax assets arising from net operating loss and capitalized R&D expenses.

As of April 30, 2023 and 2022, the Company had net operating loss carryforwards for federal income tax purposes of approximately $487.6 million and $486.2 million, respectively. The federal net operating loss carryforwards will expire, if not utilized, beginning in year 2029. Federal research and development tax credit carryforwards of approximately $12.6 million, will expire beginning in 2032 if not utilized. Federal charitable contribution carryforwards of approximately $25.6 million will expire beginning in 2022 if not utilized. Federal capital loss carryforwards of approximately $1.0 million will begin to expire in 2026 if not utilized.

In addition, as of April 30, 2023 and 2022, the Company had net operating loss carryforwards for state income tax purposes of approximately $187.8 million and $180.4 million, respectively. The state net operating loss carryforwards will expire, if not utilized, beginning in the year 2032. The Company had state research and development tax credit carryforwards of approximately $10.2 million. The state research and development tax credits do not expire. State capitol loss carryforwards of approximately $0.4 million will begin to expire in 2026 if not utilized.

The Tax Reform Act of 1986 and similar California legislation impose substantial restrictions on the utilization of net operating losses and tax credit carryforwards if there is a change in ownership as provided by Section 382 of the Internal Revenue Code and similar state provisions. Such a limitation could result in the expiration of the net operating loss carryforwards and tax credits before utilization.

## C3.AI, INC.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the beginning and ending amount of the Company's total gross unrecognized tax benefits was as follows (in thousands):

| | As of April 30, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Balance as of May 1 | $ 7,368 | $ 5,333 |
| Increases for tax positions related to the current year | 4,001 | 2,035 |
| Balance as of April 30 | $ 11,369 | $ 7,368 |

As of April 30, 2023, no amount of unrecognized tax benefits, if recognized, would impact the Company's effective income tax rate, given the Company's full valuation allowance position. The Company does not expect any unrecognized tax benefits to be recognized within the next 12 months.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of April 30, 2023 and 2022, the Company has no cumulative interest and penalties related to unrecognized tax benefits. The Company does not anticipate a significant change in the unrecognized tax benefits over the next 12 months.

The American Rescue Plan Act of 2021 ("ARPA") was signed by President Biden on March 11, 2021. The legislation revised IRC Section 162(m) which will go into effect beginning with tax years that begin after December 31, 2026. It expanded the definition of "covered employees" to include an additional five highest-compensated employees who do not remain as covered employees indefinitely. The Company has assessed the relevant provisions and concludes the tax provisions of the ARPA did not have a material impact on the Company's consolidated financial statements for the fiscal year ended April 30, 2023.

### 12. Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share was the same as diluted net loss per share for the periods presented because the Company was in a loss position for years ended April 30, 2023, 2022 and 2021. For purposes of this calculation, stock options, RSUs, Class A common stock issuable in connection with the 2020 ESPP and early exercised stock options subject to repurchase are considered to be potential common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except per share data):

| | Fiscal Year Ended April 30, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| **Numerator** | | | |
| Net loss attributable to common stockholders | $ (268,839) | $ (192,065) | $ (55,696) |
| **Denominator** | | | |
| Basic and diluted weighted-average Class A common shares outstanding | 106,351 | 100,904 | 56,678 |
| Basic and diluted weighted-average Class A-1 common shares outstanding | — | — | 6,667 |
| Basic and diluted weighted-average Class B common shares outstanding | 3,500 | 3,500 | 3,500 |
| **Basic and diluted net loss per share attributable to common stockholders** | | | |
| Basic and diluted net loss per Class A common shares outstanding | $ (2.45) | $ (1.84) | $ (0.90) |
| Basic and diluted net loss per Class A-1 common shares outstanding | $ — | $ — | $ (0.55) |
| Basic and diluted net loss per Class B common shares outstanding | $ (2.45) | $ (1.84) | $ (0.35) |

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have had an antidilutive effect were as follows (in thousands):

| | Fiscal Year Ended April 30, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Stock options | 34,844 | 36,712 | 39,578 |
| RSUs | 21,146 | 12,109 | 447 |
| ESPP | 1,525 | — | — |

## 13. Related Party Transactions

### Revenue Transactions with Baker Hughes Company

In June 2019, the Company entered into multiple agreements with Baker Hughes under which Baker Hughes received a three-year subscription to use the Company's software. These agreements were revised in June 2020 to extend the term to five years and modify the subscription fees due. Under the revised agreements, Baker Hughes has made minimum, non-cancellable revenue commitments, which are inclusive of their direct subscription fees and third party revenue generated through a joint marketing arrangement with Baker Hughes, in the amount of $46.7 million in fiscal year 2020, $53.3 million in the fiscal year ending April 30, 2021, $75.0 million in the fiscal year ending April 30, 2022, $125.0 million in the fiscal year ending April 30, 2023, and $150.0 million in the fiscal year ending April 30, 2024. The Company also agreed to pay Baker Hughes a sales commission on subscriptions and services offerings it resold in excess of these minimum revenue commitments.

The Company and Baker Hughes revised the agreements in October 2021 to extend the term by an additional year, for a total of six years, with an expiration date in the fiscal year ending April 30, 2025, to modify the amount of Baker Hughes' annual commitments to $85.0 million in fiscal year 2023, $110.0 million in fiscal year 2024, and $125.0 million in fiscal year 2025, and to revise the structure of the arrangement to incentivize Baker Hughes' sales of the Company's products and services. Beginning in the fiscal year ending April 30, 2023, Baker Hughes' annual commitments are reduced by any revenue the Company generates from certain customers. Known and estimable revenue from certain customers related to the arrangement is a form of variable consideration, which was determined at contract inception and reduced the revenue recognized from the arrangement. The Company acknowledged that Baker Hughes had met its minimum annual revenue commitment for the fiscal year ended April 30, 2022 and recognized $16.0 million of sales commission as deferred costs during the fiscal quarter ended October 31, 2021 related to this arrangement, which will be amortized over an expected period of five years.

The Company and Baker Hughes further revised and expanded the agreements in January 2023. Pursuant to this revised arrangement, the frequency of payments due from Baker Hughes to us is accelerated, Baker Hughes obtained expanded reseller rights and the Company will provide additional products and services. This results in an increase of the overall transaction price of the arrangement by eliminating potential variable consideration attributable to any revenue the Company generated from certain customers. The amount of consideration may increase if Baker Hughes exceeds certain thresholds. The Company also provides Baker Hughes the option to extend the subscription term upon payment of a renewal fee.

Revenues recognized under the arrangement were as follows (in thousands):

| | Fiscal Year Ended April 30, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2023 | | 2022 | | 2021 |
| Direct subscription | $ | 75,452 | $ | 60,425 | $ | 30,557 |
| Direct professional services | | 16,774 | | 16,872 | | 4,825 |
| Total revenue from direct subscription and professional services | | 92,226 | | 77,297 | | 35,382 |

**C3.AI, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

During the fiscal year ended April 30, 2023, the Company recognized revenue of $22.1 million from certain customers in the oil and gas field related to the Baker Hughes arrangement through the date of the revised arrangement in January 2023. The Company recognized revenue of $27.7 million and $20.5 million from certain customers in the oil and gas field related to the Baker Hughes arrangement during the fiscal years ended April 30, 2022 and 2021, respectively. Pursuant to the January 2023 revised agreement, the transaction price of Baker Hughes arrangement is not impacted by revenue the Company recognizes from certain customers in oil and gas field.

As of April 30, 2023 and 2022, balances related to Baker Hughes that are reported within accounts receivable, net (inclusive of unbilled receivables of $70.7 million and $16.5 million, respectively) included $74.6 million and $35.8 million, respectively and deferred revenue, current included $0.2 million and $0.1 million, respectively.

The Company recognized cost of subscription revenue related to services purchased from Baker Hughes to be used for third party customer of nil, $0.6 million and $0.1 million for the fiscal years ended April 30, 2023, 2022 and 2021, respectively. The Company recognized sales and marketing expenses related to Baker Hughes of $14.0 million, $8.2 million and less than $0.1 million for the fiscal years ended April 30, 2023, 2022 and 2021, respectively. As of April 30, 2023 and 2022, accounts payable related to Baker Hughes included $2.2 million and $18.5 million, respectively.

The remaining performance obligations related to Baker Hughes, which includes both direct subscriptions and reseller arrangements, is comprised of (in thousands):

| | As of April 30, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Deferred revenue | $ 249 | $ 2,337 |
| Commitments from non-cancellable contracts | 161,920 | 212,934 |
| Total remaining performance obligations | $ 162,169 | $ 215,271 |

As of April 30, 2023 and 2022, the current portion of deferred costs of $5.0 million and $4.9 million, respectively, was included in prepaid expenses and other current assets and the non-current portion of $11.3 million and $16.1 million, respectively, was included in other assets, non-current. The Company amortized $4.9 million, $3.3 million and nil of deferred commissions during the fiscal years ended April 30, 2023, 2022 and 2021, respectively, and these amounts were included in sales and marketing expense in the consolidated statements of operations. The Company paid sales commission of $16.0 million and $3.4 million during the fiscal years ended April 30, 2023 and 2022, respectively, related to this arrangement.

As of April 30, 2023 and 2022, accrued and other current liabilities related to Baker Hughes included $2.4 million and $2.5 million, respectively, and other long-term liabilities included nil and $2.4 million, respectively.

### *Sublease Arrangement*

On February 21, 2023, the Company entered into a sublease agreement (the "Sublease") with First Virtual Group, Inc. (the "Subtenant"), whereby the Company agreed to sublease to the Subtenant approximately 3,130 square feet of space located in Redwood City, California (the "Subleased Space"). The Company previously entered into a lease (the "Original Lease") with DWF IV 1400-1500 Seaport Blvd, LLC dated August 25, 2021 for approximately 283,013 square feet of office space split between two office towers, including the Subleased Space. Thomas M. Siebel, Chief Executive Officer and Chairman of the Company, serves as Chairman of the Subtenant. The term of the Sublease commenced on February 1, 2023 and will continue through September 30, 2023, after which the Sublease will automatically renew thereafter for successive one year periods unless the Subtenant notifies the Company of its election to terminate the Sublease, up to the expiration date of the Original Lease. The monthly base rent for the Sublease is equal to the rate per square foot paid by the Company as stated in the Original Lease. The monthly base rent the Subtenant will pay is approximately $8,608 through September 30, 2023, increasing annually thereafter. In addition to base rent, the Subtenant will be responsible for its allocated share of costs incurred and expenditures made by the Company in the operation and management of the Subleased Space.

### ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

**ITEM 9A. CONTROLS AND PROCEDURES**

*Evaluation of Disclosure Controls and Procedures*

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K, and have concluded that, based on such evaluation, our disclosure controls and procedures were effective as of April 30, 2023 at the reasonable assurance level to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

*Management's Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of April 30, 2023 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management has concluded that our internal control over financial reporting was effective as of April 30, 2023.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report with respect to our internal control over financial reporting, which is included on the following page.

*Changes in Internal Controls Over Financial Reporting*

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended April 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

*Inherent Limitations on Effectiveness of Controls*

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognizes that any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but cannot assure you that such improvements will be sufficient to provide us with effective internal control over financial reporting.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of C3.ai, Inc.

## Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of C3.ai, Inc. and subsidiaries (the "Company") as of April 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended April 30, 2023, of the Company and our report dated June 21, 2023, expressed an unqualified opinion on those financial statements.

## Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

June 21, 2023

**ITEM 9B. OTHER INFORMATION**

Thomas M. Siebel, our Chairman and Chief Executive Officer, has informed us that on March 31, 2023, he entered into a trading plan (the "Plan") in compliance with Rule 10b5-1 under the Exchange Act with respect to shares of our common stock of held by Mr. Siebel and affiliated entities. The Plan contains a minimum price target of $45.00 per share to trigger the sale of shares of our common stock. The Plan provides that if the price target is met or exceeded, shares of our common stock will be sold monthly in an amount equal to approximately 1.9% of the total of shares of our common stock, stock options and restricted stock units held by Mr. Siebel and affiliated entities as of that date.

### C3 AI and Baker Hughes Timeline

On April 18, 2023, we posted a timeline of our relationship with Baker Hughes on our investor relations website located at ir.c3.ai.

### C3 AI Baker Hughes Alliance

Initiated in 2019, and amended and expanded three times as the term of the agreement was repeatedly extended and the financial commitments to C3 AI were repeatedly increased, the agreement between Baker Hughes and C3 AI has accrued enormous value to C3 AI and its shareholders.

### History of the Baker Hughes Agreement

In June of 2019, C3 AI and Baker Hughes, at that time a GE company, entered into a three-year agreement. Under the terms of that agreement:

- Baker Hughes agreed to standardize on the C3 AI platform and application solutions for its digital predictive analytics solutions both for internal use and for its digital software offerings to its customers and prospects, to the exclusion of other software products competitive with the C3 AI offerings.

- C3 AI named Baker Hughes as a distributor into the oil and gas, petrochemical, and fertilizer markets (the Baker Hughes Field).

- Baker Hughes distribution rights were exclusive of other oil and gas service companies, e.g. Haliburton, Schlumberger, Siemens, etc.

- C3 AI retained all rights to sell directly into the oil & gas, chemical, and fertilizer markets.

- Baker Hughes and C3 AI agreed to jointly market the C3 AI solutions under the brand BHC3.ai.

- Baker Hughes guaranteed C3 AI minimum annual commitments totaling $320.0 million over the three-year term.

- Sales concluded by C3 AI directly into the oil and gas market applied to the minimum $320.0 million commitment, with the exception of one super major oil and gas company that was carved out of the agreement.

- C3 AI agreed to pay Baker Hughes sales commissions on sales into the Baker Hughes Field in excess of the minimum annual commitments made to C3 AI.

- Baker Hughes purchased approximately 12% equity position in C3 AI for $69.5 million, the fair market value at that time.

- Baker Hughes purchased AI stock (88% common stock, 12% preferred stock) at an average of $6.42 per share. Four months prior, the company sold preferred shares to TPG at the same price.

- Lorenzo Simonelli, Baker Hughes CEO, joined the C3 AI board of directors.

- As of the most recent published report, Baker Hughes still held 80% of its original AI stock position.

- The agreement had no provisions for extension or renewal beyond the initial three-year term.

In June of 2020, C3 AI and Baker Hughes amended the agreement.

- The term of the agreement was extended by two years, to five years in duration.

- The 5-year commitment from Baker Hughes expanded to $450.0 million, an increase of $130.0 million.

In October of 2021, C3 AI and Baker Hughes again amended the agreement to extend it to a 6- year term ending in June of 2025.

- The 6-year total Baker Hughes commitment increased to $495.0 million, an increase of $45.0 million.

- The agreement eliminated sales commission payments from C3 AI to Baker Hughes.

- Terms were included to further simplify the sales process for Baker Hughes.

- The amendment provided Baker Hughes revenue credits for the sales of C3 AI products and services that Baker Hughes or C3 AI sold into the oil and gas, petrochemicals, and fertilizer markets. For each dollar of revenue sold into the market, Baker Hughes outstanding payment obligations to C3 AI for products and services would be reduced dollar for dollar (the total amount remaining of $320.0 million). This provision required C3 AI to recognize revenue from Baker Hughes consistent with the GAAP rules of variable consideration.

- C3 AI agreed to deliver to Baker Hughes additional products and services.

- Invoicing terms were changed to be annually at the end of each year starting FY23 year end.

In January of 2023, C3 AI and Baker Hughes again revised and expanded the agreement.

- The agreement was amended to provide Baker Hughes access to additional C3 AI products and services.

- Baker Hughes made specific additional commitments to OEM the C3 AI solutions in its Baker Hughes digital offerings.

- Baker Hughes obtained expanded reseller rights.

- Importantly, this amendment eliminated revenue credits for any subsequent deals in the Baker Hughes Field, resulting in a $32.5 million contract value increase for C3 AI. This change eliminated the requirement for C3 AI to recognize revenue based upon the rules of variable consideration, significantly simplifying the revenue reporting process.

- Invoicing frequency accelerated from annual to quarterly on a go forward basis, accelerating our cash receivables.

- This amendment included specific terms under which Baker Hughes could extend the C3 AI agreement for additional year or years for additional payments.

### *Unbilled Receivables*

- An unbilled receivable occurs when a subscription or service is provided to a customer that requires revenue recognition under US GAAP earlier than when contractual billing occurs.

- As Baker Hughes contractual invoice dates occur, these amounts accrue to accounts receivable, and then to cash when paid.

- There are no collection concerns with Baker Hughes.

- The revenue and invoice amounts are irrevocable noncancellable minimum time-certain commitments under the terms of the agreement.

- The agreement provides extended payment terms for the approximate amount of the unbilled receivables that existed immediately prior to the January 2023 amendment.

- Invoices are issued to Baker Hughes on the 10[th] day of the second month of each fiscal quarter.

- Payment terms are net 30 days.

*2023 Bonus Awards*

On June 16, 2023, the Compensation Committee (the "Compensation Committee") of our Board of Directors awarded discretionary performance-based bonuses payable in the form of fully-vested RSUs to certain of the Company's "named executive officers" (as defined in Item 402(a)(3) of Regulation S-K promulgated by the Securities and Exchange Commission) (the "NEO's") for performance related to the fiscal year ended April 30, 2023 in the amounts set forth in the table below.

| Named Executive Officer | Fiscal 2023 Bonus Award | |
|---|---|---|
| Thomas M. Siebel, Chairman and Chief Executive Officer | $ | 1,000,000 |
| Ed Abbo, President and Chief Technology Officer | $ | 550,000 |
| Houman Behzadi, President and Chief Product Officer | $ | 550,000 |
| Juho Parkkinen, Senior Vice President and Chief Financial Officer | $ | 395,000 |

Each of these bonuses were paid at 100% of the target amount for each NEO under the fiscal 2023 bonus plan, based on a discretionary determination by the Compensation Committee with respect to achievement of 2023 goals.

*Named Executive Officer Transition*

On June 19, 2023, Houman Behzadi, President and Chief Product Officer, became Executive Vice President, continuing to report to Mr. Siebel, our Chairman and Chief Executive Officer.

**ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

None.

**PART III**

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item (other than the information set forth in the next paragraph) will be included in our definitive proxy statement for our 2023 annual meeting of stockholders, or our 2023 Proxy Statement, to be filed with the SEC within 120 days after the end of our fiscal year ended April 30, 2023, and is incorporated herein by reference.

Our board of directors has adopted a code of conduct that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of conduct is posted on the investor relations section on our website, which is located at https://ir.c3.ai. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of our code of conduct by posting such information in the investor relations section of our website.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in our 2023 Proxy Statement and is incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be included in our 2023 Proxy Statement and is incorporated herein by reference.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in our 2023 Proxy Statement and is incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item will be included in our 2023 Proxy Statement and is incorporated herein by reference.

**PART IV**

**ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a) The following documents are filed as part of this report:

1. Financial Statements

See Index to Financial Statements under Part II, Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

Schedules not listed above have been omitted because they are not required, not applicable, or the required information is otherwise included.

3. Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference as indicated.

| Exhibit Number | Description | Incorporated by Reference | | | |
| --- | --- | --- | --- | --- | --- |
| | | Form | SEC File No. | Exhibit | Filing Date |
| 3.1 | Amended and Restated Certificate of Incorporation of the Registrant. | 8-K | 001-39744 | 3.1 | December 11, 2020 |
| 3.2 | Amended and Restated Bylaws of the Registrant. | S-1/A | 333-250082 | 3.4 | November 30, 2020 |
| 4.1 | Form of Class A common stock certificate of the Registrant. | S-1/A | 333-250082 | 4.1 | November 30, 2020 |
| 4.2 | Amended and Restated Registration Rights Agreement by and among the Registrant and certain of its stockholders, dated August 15, 2019. | S-1/A | 333-250082 | 4.2 | November 23, 2020 |
| 4.2.1 | Amendment to Registration Rights Agreement and Waiver of Registration Rights and Notice by and among the Registrant and certain of its stockholders, dated December 3, 2020. | 10-K | 001-39744 | 4.2.1 | June 25, 2021 |
| 4.3 | Voting Agreement by and among the Registrant, Thomas M. Siebel and Patricia A. House, dated January 15, 2015. | S-1 | 333-250082 | 4.3 | November 13, 2020 |
| 4.4 | Description of Capital Stock of the Registrant. | 10-K | 001-39744 | 4.4 | June 25, 2021 |
| 10.1+ | C3.ai, Inc. Amended and Restated 2012 Equity Incentive Plan and forms of agreements thereunder. | S-1 | 333-250082 | 10.1 | November 13, 2020 |
| 10.2+ | C3.ai, Inc. 2020 Equity Incentive Plan and forms thereunder. | S-1/A | 333-250082 | 10.2 | November 30, 2020 |
| 10.2.1+ | C3.ai, Inc. 2020 Equity Incentive Plan forms of international award agreements. | 10-K | 001-39744 | 10.2.1 | June 25, 2021 |
| 10.2.2+ | C3.ai, Inc. 2020 Equity Incentive Plan form of Stock Option Grant Notice and Agreement - Early Exercise. | 10-Q | 001-39744 | 10.3 | December 2, 2021 |
| 10.3+ | C3.ai, Inc. 2020 Employee Stock Purchase Plan. | S-1/A | 333-250082 | 10.3 | November 30, 2020 |
| 10.4+ | Offer Letter by and between the Registrant and Edward Y. Abbo, dated July 22, 2009. | S-1 | 333-250082 | 10.4 | November 13, 2020 |

| 10.5+ | Offer Letter by and between the Registrant and Houman Behzadi, dated January 6, 2010. | S-1 | 333-250082 | 10.5 | November 13, 2020 |
|---|---|---|---|---|---|
| 10.6+ | Revised Offer Letter by and between the Registrant and Edward Y. Abbo, dated July 15, 2011. | S-1 | 333-250082 | 10.6 | November 13, 2020 |
| 10.7+ | Amended and Restated Advisor Agreement by and between the Registrant and Jim Hagemann Snabe, dated September 13, 2020. | 8-K | 001-39744 | 10.1 | March 1, 2021 |
| 10.8+ | Form of Indemnification Agreement between the Registrant and each of its directors and executive officers. | S-8 | 333-253944 | 10.1 | March 5, 2021 |
| 10.9 | Lease by and between the Registrant and Google LLC (as successor-in-interest to VII Pac Shores Investors, LLC), dated October 28, 2011. | S-1 | 333-250082 | 10.7 | November 13, 2020 |
| 10.9.1 | First Amendment to Lease by and between the Registrant and Google LLC, dated April 4, 2017. | S-1 | 333-250082 | 10.8 | November 13, 2020 |
| 10.9.2 | Second Amendment to Lease by and between the Registrant and Google LLC, dated November 7, 2017. | S-1 | 333-250082 | 10.9 | November 13, 2020 |
| 10.9.3 | Third Amendment to Lease by and between the Registrant and Google LLC, dated August 25, 2021. | 10-Q | 001-39744 | 10.1 | December 2, 2021 |
| 10.9.4 | Fourth Amendment to Lease by and between the Registrant and Google LLC, dated April 6, 2022. | 10-K | 001-39744 | 10.9.4 | June 23, 2022 |
| 10.9.5 | Sublease by and between the Registrant and First Virtual Group, Inc., dated February 21, 2023. | 10-Q | 001-39744 | 10.1 | March 3, 2023 |
| 10.10# | Joint Venture Agreement by and between the Registrant and Baker Hughes Holdings LLC, dated June 6, 2019. | S-1 | 333-250082 | 10.10 | November 13, 2020 |
| 10.10.1# | First Amendment to Joint Venture Agreement by and between the Registrant and Baker Hughes Holdings LLC, dated September 26, 2019. | S-1 | 333-250082 | 10.11 | November 13, 2020 |
| 10.10.2# | Second Amendment to Joint Venture Agreement by and between the Registrant and Baker Hughes Holdings LLC, dated June 1, 2020. | S-1 | 333-250082 | 10.12 | November 13, 2020 |
| 10.10.3 | Third Amendment to Joint Venture Agreement by and between the Registrant and Baker Hughes Holdings LLC, dated October 31, 2021. | 10-Q | 001-39744 | 10.4 | December 2, 2021 |
| 10.11 | Common Stock Purchase Agreement by and between the Registrant and Spring Creek Capital, LLC, dated as of November 25, 2020. | S-1/A | 333-250082 | 10.13 | November 30, 2020 |
| 10.12 | Common Stock Purchase Agreement by and between the Registrant and Microsoft Corporation, dated as of November 27, 2020. | S-1/A | 333-250082 | 10.14 | November 30, 2020 |
| 10.13# | Office Lease by and between the Registrant and DWF IV 1400-1500 Seaport Blvd. LLC dated August 25, 2021. | 10-Q | 001-39744 | 10.2 | December 2, 2021 |
| 10.14+ | Offer Letter by and between the Registrant and David Barter, dated October 2, 2020. | 10-Q | 001-39744 | 10.1 | September 2, 2021 |
| 10.15+ | Offer Letter by and between the Registrant and Adeel Manzoor, dated October 27, 2021. | 10-Q | 001-39744 | 10.1 | March 3, 2022 |
| 10.16+ | Separation Agreement by and between the Registrant and Adeel Manzoor, dated February 25, 2022. | 10-Q | 001-39744 | 10.2 | March 3, 2022 |
| 10.17+ | Offer Letter by and between the Registrant and Juho Parkkinen, dated March 1, 2022. | 8-K | 001-39744 | 10.1 | March 2, 2022 |

| | |
|---|---|
| 21.1* | List of subsidiaries of the Registrant. |
| 23.1* | Consent of Deloitte & Touche LLP, independent registered public accounting firm. |
| 24.1* | Power of Attorney (included on signature page) |
| 31.1* | Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2* | Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1** | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2** | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 101.INS* | XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. |
| 101.SCH* | XBRL Taxonomy Extension Schema Document. |
| 101.CAL* | XBRL Taxonomy Extension Calculation Linkbase Document. |
| 101.DEF* | XBRL Taxonomy Extension Definition Linkbase Document. |
| 101.LAB* | XBRL Taxonomy Extension Label Linkbase Document. |
| 101.PRE* | XBRL Taxonomy Extension Presentation Linkbase Document. |
| 104** | Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibits 101). |

---

\*     Filed herewith.

\*\*    The certifications furnished in Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K are not deemed filed with the SEC and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

\+     Indicates management contract or compensatory plan.

\#     Portions of this exhibit (indicated by asterisks) have been omitted as the registrant has determined that (1) the omitted information is not material and (2) the omitted information would likely cause competitive harm to the registrant if publicly disclosed.

## ITEM 16. FORM 10-K SUMMARY

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**C3.ai, Inc.**

Date: June 21, 2023

By:  /s/ Thomas M. Siebel

Thomas M. Siebel
Chief Executive Officer
*(Principal Executive Officer)*

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas M. Siebel and Juho Parkkinen, and each one of them, as his or her true and lawful attorney-in-fact and agent, with the power of substitution and re-substitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Thomas M. Siebel <br> Thomas M. Siebel | Chief Executive Officer and Chairman of the Board <br> *(Principal Executive Officer)* | June 21, 2023 |
| /s/ Juho Parkkinen <br> Juho Parkkinen | Senior Vice President and Chief Financial Officer <br> *(Principal Financial and Accounting Officer)* | June 21, 2023 |
| /s/ Richard C. Levin <br> Richard C. Levin | Director | June 21, 2023 |
| /s/ Michael G. McCaffery <br> Michael G. McCaffery | Director | June 21, 2023 |
| /s/ Condoleezza Rice <br> Condoleezza Rice | Director | June 21, 2023 |

| Signature | Title | Date |
|---|---|---|
| /s/ Bruce Sewell | | |
| Bruce Sewell | Director | June 21, 2023 |
| | | |
| /s/ Lisa A. Davis | | |
| Lisa A. Davis | Director | June 21, 2023 |
| | | |
| /s/ Jim H. Snabe | | |
| Jim H. Snabe | Director | June 21, 2023 |
| | | |
| /s/ Stephen M. Ward, Jr. | | |
| Stephen M. Ward, Jr. | Director | June 21, 2023 |
| | | |
| /s/ KR Sridhar | | |
| KR Sridhar | Director | June 21, 2023 |

**Corporate Information**

**Board of Directors**

Thomas M. Siebel
*Chairman and Chief Executive Officer*
*C3.ai, Inc.*

Condoleezza Rice
*Partner*
*Rice, Hadley, Gates & Manuel*

Richard C. Levin
*Former Chief Executive Officer*
*Coursera Inc.*

Michael G. McCaffery
*Managing Director*
*Makena Capital Management*

Lisa A. Davis
*Former Chief Executive Officer*
*Siemens Corporation USA*

Jim H. Snabe
*Former Co-Chief Executive Officer*
*SAP AG*

KR Sridhar
*Founder, Chief Executive Officer, Chairman and Director*
*Bloom Energy Corporation*

Bruce Sewell
*Former Senior Vice President,*
*General Counsel and Secretary*
*Apple Inc.*

Stephen M. Ward, Jr.
*Former Chief Executive Officer*
*Lenovo Group Limited*

**Executive Officers**

Thomas M. Siebel
*Chairman and Chief Executive Officer*

Edward Y. Abbo
*President and Chief Technology Officer*

Juho Parkkinen
*Senior Vice President and Chief Financial Officer*

**Corporate Headquarters**
1400 Seaport Blvd
Redwood City, California 94063

**Investor Relations**
Website: ir.c3.ai
Email: ir@c3.ai

**Stock Exchange Listing**
New York Stock Exchange
Ticker: AI

# This is Enterprise AI.

Solving the previously unsolvable.



1400 Seaport Boulevard
Redwood City, CA 94063

www.C3.ai